ANNUAL REPORT 2006


OXFORD
MARTINSRIED
RALEIGH

morphosys
Engineering the Medicines of Tomorrow

Highlights 2006

JANUARY

AbD serotec
A Division of MorphoSys

Roche Announces Plans for Clinical Trial with MorphoSys-Generated Alzheimer Antibody

MorphoSys Acquires Serotec Group to Strengthen Global Research Antibody Business

FEBRUARY

MorphoSys Straightens Proprietary Product Development and Presents Plans for Clinical Development of New Lead Substance MOR103



MARCH



MorphoSys Reports Completion of Equity Issue

MorphoSys and Japanese Pharmaceutical Group Daiichi Sankyo Form Broad Alliance to Develop Novel Antibody Therapies

MorphoSys and Roche Expand Therapeutic Antibody Partnership

APRIL

MorphoSys Reports First Quarter 2006 Results with Record Level of Profits



MAY



MorphoSys and Schering-Plough Sign R&D Agreement

JUNE

MorphoSys Announces Expan. of Collaboratior Novartis and Ex sion until mid-2

MorphoSys and OncoMed Pharr ceuticals Sign A ment for Use of HuCAL GOLD in Cancer Researc





Key Figures (IFRS)

MORPHOSYS GROUP (in million €, if not stated otherwise)

	12/31/2006	12/31/2005	12/31/2004	12/31/2003
RESULTS				
Revenues	53.0	33.5	22.0	15.3
Cost of Goods Sold	8.0*	2.5*	0.9	[illegible]
R&D Expenses	17.5*	14.0*	11.4	9.0
S,G&A Expenses	21.4*	10.8*	7.5	7.2
Personnel Expenses (Excluding Stock-Based Compensation)	18.1	10.8	9.1	7.5
Capital Expenditure	4.0	0.7	1.7	0.7
Depreciation	1.5	0.9	0.7	0.5
Amortization of Intangible Assets	3.4	2.7	2.0	1.5
Profit/(Loss) from Operations	6.2	6.2	0.6	(3.1)
EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)	10.3	8.6	3.2	(0.4)
EBIT (Earnings before Interest, Taxes)	5.4	5.3	0.5	(2.5)
Net Profit/(Loss)	6.0	4.7	0.3	(3.1)
BALANCE SHEET				
Total Assets	127.8	80.1	55.8	42.9
Cash, Cash Equivalents and Available-for-sale Financial Assets	66.0	53.6	37.2	23.2
Intangible Assets	14.8	12.4	12.8	14.5
Total Liabilities	27.8	16.1	16.4	15.6
Stockholders' Equity	100.1	64.0	39.4	27.3
Equity Ratio (in %)	78%	80%	71%	64%
MORPHOSYS SHARE				
Number of Shares Issued	6,715,322	6,025,863	5,438,852	4,901,332
Net Profit/(Loss) per Share (Diluted) (in €)	0.93	0.83	0.05	(0.72)
Dividend (in €)	-	-	-	-
Share Price (in €)	54.37	41.32	38.10	11.14
PERSONNEL DATA				
Total Group Employees (Number)	279	172	132	95
Germany (Number)	183	145	132	95
Other Countries (Number)	96	27	-	-
Revenues per Employee	0.19	0.19	0.17	0.16

* Including Stock-based Compensation

Building a World-Class Biotech Company

MORPHOSYS OVERVIEW

By expanding its business globally and by applying its world-class technology successfully to therapeutic development and beyond, MorphoSys is unique in the biopharmaceutical industry as an antibody company with the financial strength and future growth opportunities to remain a leader in the most exiting area of life science research and development.

THERAPEUTIC ANTIBODIES

MorphoSys and its HuCAL technology is present across the worldwide drug development industry through alliances, numerous partnered programs and the Company's own therapeutic projects, all of which represent increasing participation in enabling new lifesaving treatments to reach patients and in accessing the current US$ 15 billion antibody drug market, which is expected to grow exponentially in the future.

RESEARCH ANTIBODIES

MorphoSys's vision of expanding its presence in the research antibody market and improving antibody application through recombinant engineering of these tools places the Company at the transformative forefront of the industry, providing synergies, exciting new business opportunities and areas for growth beyond drug development.

FINANCIAL STRENGTH

In the antibody industry, MorphoSys is alone among its peers in achieving a strong profit margin and top-line growth while increasing long-term shareholder value by pursuing its internal therapeutic development programs. Additionally, MorphoSys participates in successful drug development by its partners through milestone and future royalty payments for marketed HuCAL based drugs.

GLOBALIZATION

While managing growth carefully, MorphoSys will maintain its leadership position through global expansion with an increasing number of strategic partnerships and strong distribution networks and through innovation in antibody application.

COMPANY STRUCTURE


THERAPEUTIC ANTIBODIES
RESEARCH ANTIBODIES

	2006	2005	2004
TOTAL GROUP REVENUES	**53.0**	**33.5**	**22.0**
Revenues Therapeutic Segment	34.7	29.1	21.2
Revenues Research Segment	18.3	4.3	0.8
NET RESULT	**6.0**	**4.7**	**0.3**
Segment Result Therapeutic Antibodies	16.6	14.8	6.1*
Segment Result Research Antibodies	(3.4)	(2.9)	(2.4)*

* Concept of cost allocation was adapted for fiscal years 2005 and 2006.

Business Mission

MorphoSys's strategy is aimed at leveraging its proprietary technologies in two areas, namely therapeutic and research antibodies.

The therapeutic antibody market remains one of the fastest-growing segments of the pharmaceutical industry. In 2006, total sales for the 20 antibody drugs currently on the market amounted to approximately US $ 15 billion. MorphoSys is and has been active in this dynamic, rapidly growing market for over 15 years. Today, the majority of the top 20 pharmaceutical companies worldwide work with MorphoSys's technologies to discover and develop new antibody drugs.

The research antibodies market overall has posted growth rates of between 10-15 % per year over the last several years. Scientists around the world are currently spending some US $ 1 billion annually on antibodies as research tools. MorphoSys is active in this market through its business unit AbD - Antibodies Direct. AbD is a leading antibody supplier in Europe and among the top 20 research antibody companies worldwide. The market for these tools is currently undergoing a period of technological and structural upheaval. MorphoSys views this development as a strong incentive to build its market position as it presents an excellent opportunity for future growth.

MORPHOSYS PIPELINE



TARGET
DRUG DISCOVERY
DRUG DEVELOPMENT
MARKET
Preclinical
Clinical development
Phase 1
Phase 2
Phase 3
GPC Biotech
Roche
Partnered Projects
MOR103
MOR202
INDICATIONS
• Oncology
• Autoimmune/Inflammation
• CNS
Musculoskeletal
Cardiovascular
• Infectious Diseases

PARTNERED PIPELINE	2006	2005	2004
Number of active partnered projects	43	29	24
Number of preclinical projects	14	7	8
Number of clinical projects	2	1	0
Milestone payments (€ million)	7.5	6.9	1.4

Therapeutic Business

The Therapeutic Antibodies segment comprises MorphoSys's activities in the area of therapeutic antibodies, which includes MorphoSys's therapeutic antibody alliances with pharmaceutical and biotech companies as well as its own antibody development programs. MorphoSys continues to build value in this area through an established system of license- and development-dependant milestone payments and royalties on all resulting products.

KEY COMPETITIVE ADVANTAGES:
Human antibodies have significant potential to improve the treatment of a myriad of life-threatening diseases. Antibodies of fully human origin are accepted as the next generation of this class of drugs due to their improved therapeutic potential and the reduced risk of unwanted side effects. MorphoSys's core technology provides unique features for drug development, including the maximum level of flexibility and the option to engineer and optimize fully human antibody drug candidates. Based on these advantages, MorphoSys's technology increases the probability for both the Company's partnered and proprietary drug development programs to reach the market successfully.

KEY STRATEGIES FOR FURTHER GROWTH IN THIS SEGMENT:

- Increase the number of active therapeutic projects
- Develop new partnerships and expand existing alliances
- Maximize pipeline value through investment in proprietary drug development

ABD SEROTEC DISTRIBUTION NETWORK



MorphoSys's AbD Serotec has established a distribution network with more than 100 distributors, to serve customers in more than 70 countries, including all major economic regions.

Research Business

The Research Antibodies segment, called AbD – Antibodies Direct, comprises all of MorphoSys's activities in the area of non-therapeutic antibody applications. It combines the services of the former units Antibodies by Design and Biogenesis, and the Serotec Group, which was acquired in 2006. By offering leading scientists worldwide easy access to its core HuCAL technology for research antibody applications, MorphoSys promotes the uptake of its technology in established areas of research. In addition, the AbD segment acts as a feeder for new diagnostic and therapeutic commercial applications, providing MorphoSys with access to new markets for the Company's technologies.

KEY COMPETITIVE ADVANTAGES:
MorphoSys's core technology HuCAL provides a faster and more flexible way to produce research antibodies because it does not rely on animal-based antibody production. Additionally, the technology can be highly automated, enabling MorphoSys to realize economies of scale by producing antibodies more cheaply and with higher margins than its competitors.

KEY STRATEGIES FOR FURTHER GROWTH IN THIS SEGMENT:

- Expand customer base and distribution network
- Launch new HuCAL-based research products
- Explore new applications for HuCAL

Contents


04
08
46

MANAGEMENT BOARD
THE COMPANY
GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS
SUPERVISORY BOARD/APPENDIX



89 142 152

LEGEND

(ABC) See Glossary

(www) Additional Information: www.morphosys.com

(P.32) Cross reference

Management Board of MorphoSys AG



MR. DAVE LEMUS
Senior Executive Vice President
Chief Financial Officer

DR. SIMON E. MORONEY
Chief Executive Officer

DR. MARLIES SPROLL
Chief Scientific Officer

Dear Shareholders,

After a very successful 2006, I am delighted to be able to present to you the 2006 Annual Report. Our focus this year has been on rigorous execution of our strategy of building the Company's two core businesses, namely therapeutic and research antibodies, and we can look back on excellent progress in both areas. In our Therapeutic Antibodies segment, our goal was to substantially increase our market share in 2006. At the end of the year, we can show that we repeated the very successful 2005 performance, adding three new commercial partnerships and three expansions of existing alliances to our roster. In terms of our proprietary drugs, we have developed our two proprietary product candidates MOR103 and MOR202 as planned. As for our research antibody business, the integration of the Serotec Group, acquired in January 2006, was successfully completed.

The successful execution of our dual strategy was clearly reflected in our financial results for the full year. With total sales for the MorphoSys Group of € 53 million, we have achieved growth over 2005 of 58 %. At the same time, despite increased investment in our proprietary projects and in the further development of our core technology, profits reached € 6 million, exceeding the result for 2005. From current business, we generated a capital inflow of € 16.3 million, and this, bolstered by a successfully executed capital increase in March, gave us cash reserves of around € 66 million at year-end.

"Expanding into New Markets" – this was our motto for last year's Annual Report. We pursued this goal by developing new geographic markets, and by developing new fields of application for our technology. Today, MorphoSys is a biotechnology company with a global presence and sites and representatives in the most important markets for life sciences. A majority of the largest global pharmaceutical groups, together with leading research institutes in the USA, Europe and Asia, use our technology and its products.

We have long been active in Europe and the United States. In Asia, a market which holds interesting growth opportunities for both of our business segments, we have made considerable recent progress. In 2006, we entered an agreement with the third-largest drug developer in the Far East, Daiichi Sankyo, the scope of which substantially exceeds our 2005 cooperation with Shionogi. We regard this as a real breakthrough in the development of this market and can now state with not a little pride: MorphoSys has arrived in Japan.

Two additional new partnerships, one with the pharmaceutical group Schering-Plough and another with the biotechnology start-up OncoMed Pharmaceuticals, as well as three extensions of existing contracts, illustrate that we have continued to develop our core partnered therapeutic antibody business very strongly. We foresee an ongoing demand for MorphoSys's technology in the future, as the market for antibody drugs and technologies remains very active. Today, antibodies comprise the largest class of biotherapeutic agents.



Today, antibodies comprise the largest class of biotherapeutic agents.

We foresee an ongoing demand for MorphoSys's technology in the future, as the market for antibody drugs and technologies remains very active. Large pharmaceutical companies are making increasingly aggressive moves into the therapeutic sector. MorphoSys is well-positioned to meet these opportunities.

Dr. Simon E. Moroney
Chief Executive Officer

Large pharmaceutical companies are making increasingly aggressive moves into this sector. In the 2006 fiscal year, many pharmaceutical groups drew attention to biotherapeutics in their annual reports and in addressing their investors, and confirmed their desire to make further inroads into the segment, especially the development of antibody-based therapies.

Further proof of the sustained interest of pharmaceutical groups in antibodies is evident in the acquisitions of companies which either possessed antibody drug candidates or antibody technologies. The acquisition of Abgenix by Amgen, Cambridge Antibody Technology (CAT) by AstraZeneca, Rinat by Pfizer and NeuTec by Novartis are just some of the examples from the last 18 months. This wave of acquisitions included two of our direct competitors, Abgenix and CAT. We thus find ourselves in an ideal position – in a market where demand continues to grow and in which competition has become less.

A second facet of our therapeutic antibody business comprises our proprietary drug candidates. In spring 2006, we introduced significant steps to improve the way we run this segment, and presented MOR103, a drug we are developing for rheumatoid arthritis, as a new lead compound. The objective of our reorganization is to progress faster and with greater focus than has hitherto been the case, concentrating on the development of MOR103 up to the clinical confirmation of its efficacy in patients. We are on track to have completed all the preparations for the start of a phase 1 study of MOR103 in the second half of 2007. Developing proprietary products based on our proprietary technology offers us the most attractive means of value creation, and I can think of no scenario in which MorphoSys would leave this potential unexploited.

Applying our proprietary technologies to the generation of new drugs is complemented by our second business segment, AbD Serotec, in which we market the products of our technology for non-therapeutic purposes. In the last year, we have strengthened this segment substantially with the purchase and integration of the British-American Serotec Group. Today, AbD Serotec is one of the leading providers of research antibodies to researchers worldwide and is one of the 20 best-known brands.

After the successful integration of the unit, we are beginning to extract the expected synergies, both within the research segment itself and via the collaboration with our therapeutic business. These synergies became apparent through a contract with an internationally renowned research institute, the US-based Burnham Institute for Medical Research. I am confident that discoveries made by researchers using our HuCAL technology at the Burnham and other academic institutions, will lead to attractive product opportunities for MorphoSys in the future.

Our share price has benefited from our successes in 2006 and had increased by 32% on the last day of trading of the year. We thus exceeded the development of the technological index TecDAX on the Frankfurt Stock Exchange, which increased by 25%.

MorphoSys starts 2007 with confidence and with high expectations. We aim to increase the number of partnered therapeutic projects based on our technology still further. These projects bring revenue in the near term, but also represent substantial future value for MorphoSys. An important step in support of our proprietary product development will be the submission of the application to begin clinical studies for the MOR103 project. In the Research Antibodies segment, we will build on the successful integration of the Serotec Group and will continue to seek opportunities for growth via additional strategic transactions. For the MorphoSys Group as a whole, we are striving for annual sales of € 60–65 million and an operating profit of € 7–10 million.

Overall, 2006 was a year marked with many successes. As a result of our achievements, MorphoSys is well positioned to meet the challenges and opportunities to come. For this, I would like to offer my special thanks to all the employees within the MorphoSys Group for their commitment and their contributions to the success of the Company. Finally, I would particularly like to thank you, our shareholders, for your continued interest and trust in our Company. No doubt you will join me in wishing the Company well for a successful 2007.

Dr. Simon E. Moroney
Chief Executive Officer

Market and Strategy – Value Added from Research to Clinical Development

During the fiscal years 2005 and 2006, MorphoSys successfully expanded its business by opening new markets geographically and by enabling broader use of its HuCAL technology. In the Therapeutic Antibodies segment, in which MorphoSys is developing drug candidates for both its own pipeline and for its partners, the company has achieved growth in all of the largest pharmaceutical markets: the USA, Europe and, increasingly, Asia. The second operating segment, AbD Serotec, markets research antibodies to meet the growing needs of universities, institutes and companies worldwide.

DEMAND FOR ANTIBODY DRUGS REMAINS DRIVER FOR GROWTH

Therapeutic antibodies continue to be one of the fastest-growing segments of the pharmaceutical industry. In 2006, the 20 approved antibody drugs on the market achieved total sales of approximately US$ 15 billion – representing a revenue increase of 25% over the prior year's growth. Six of these antibodies achieved blockbuster status, each with annual sales in excess of US$ 1 billion. During 2006, two new antibody-based drugs, Lucentis® for the treatment of age-related macular degeneration (AMD*) and Vectibix™ for the treatment of metastatic colon cancer, received FDA* approval. In addition, after being withdrawn in 2005 by Biogen Idec and Elan due to side effects, the multiple sclerosis drug Tysabri®, was again approved for marketing with amended safety instructions.

LIST OF THE BLOCKBUSTER PRODUCTS

In 2006 six therapeutic antibodies achieved blockbuster status, each with annual sales in excess of US$ 1 billion.

DRUG	MARKETED BY	INDICATION	REVENUES 2006 IN US$ BILLION
Remicade*	Centocor/J&J/ Schering-Plough	Inflammation	3.0
Rituxan*	Genentech/ Biogen Idec/Roche	Oncology	2.2
Humira*	Abbott	Inflammation	2.0
Avastin*	Genentech/Roche	Oncology	1.9
Herceptin*	Genentech/Roche	Oncology	1.3
Synagis*	MedImmune	Virus infection	1.1

Due to the success of therapeutic antibodies, the pharmaceutical industry is continuing to intensify its activities with this class of drug. In 2006, numerous companies publicly announced their intention to invest more heavily in biologicals, in some cases explicitly stating a focus on antibody-based drugs. MorphoSys therefore anticipates a further increase in the already high demand for antibody-based technologies and products.

In addition to a growing commitment to internal antibody drug research and development, in 2006, several pharmaceutical companies gained access to antibody technologies or advanced antibody-based drug candidates through acquisition. On the technology side, US-based pharmaceutical company Merck, Inc., acquired GlycoFi and Abmaxis, and the British firm AstraZeneca bought MorphoSys's direct competitor, Cambridge Antibody Technology. Examples of drug candidate acquisition include Novartis's purchase of the biopharmaceutical company NeuTec, pharmaceutical giant Pfizer's acquisition of Rinat, and Genentech's takeover of Tanox, Inc. These transactions alone represent direct investment in the antibody sector in excess of € 3 billion.

LIST OF ACQUISITIONS AND DEAL VOLUMES

Acquisitions of antibody-based biotech companies by big pharma proof that the industry is convinced by antibodies as a class of drugs.

DATE	BUYER	TARGET	DEAL VOLUME IN € MILLION
07/2005	Roche	Glycart	150
08/2005	Pfizer	Bioren	not disclosed
12/2005	Amgen	Abgenix	2,200
04/2006	Pfizer	Rinat	not disclosed
05/2006	Merck	GycoFi, Abmaxis	480
05/2006	AstraZeneca	CAT	1,000
07/2006	Novartis	NeuTec	440
11/2006	Genentech	Tanox	720
12/2006	GlaxoSmithKline	Domantis	350

THE FUTURE BELONGS TO FULLY HUMAN ANTIBODIES

Until recently, therapeutic antibodies were produced in mice and partially, but not completely, adapted for humans. Current state of the art has enabled the development of fully human antibodies, which are accepted as the next generation and represent the majority of therapeutic antibodies currently in development. The antibody Vectibix™, which was approved for marketing in September 2006, is the second fully human antibody to be used as a therapeutic. Vectibix™ focuses on the same target* molecule and follows the same therapeutic strategy as the chimeric, or murine-based, cancer antibody Erbitux®, which reached the market in 2004. This approval demonstrates that fully human antibodies can replace even successfully marketed antibody drugs.

*ABC

SHRINKING COMPETITION INCREASES MARKET OPPORTUNITIES

Over the last few years, MorphoSys has solidified its international leadership position in antibody technologies and achieved one of its main objectives, namely to establish itself as the antibody partner of choice for the pharmaceutical industry. Not only has the HuCAL technology gained increasing acceptance as best-in-class, demonstrated by the partnerships MorphoSys has signed with the majority of the 20 largest pharmaceutical companies, but also worldwide there is only a small number of companies capable of providing fully human therapeutic antibodies to the pharmaceutical industry. Due to the acquisition of its two direct competitors, Cambridge Antibody Technology, or CAT, in March 2006, and Abgenix in December 2005, MorphoSys anticipates an increasingly improved market position in the future. Simply stated, the Company should benefit directly from market growth and from the increasing demand for antibody technologies. As an indicator of MorphoSys's 2006 performance in this area, the Company signed three new partnerships and significantly extended three existing contracts, the latter being as financially attractive as the new partnerships.

BREAKTHROUGH IN THE JAPANESE MARKET

In May 2006, MorphoSys signed a cooperation agreement with the Japanese pharmaceutical group Daiichi Sankyo*, the second long-term alliance with an Asian drug developer after the agreement with Shionogi from the previous year. This second deal thereby met one of the stated goals for fiscal 2006 in the first half of the year and represented what the Company regards as a breakthrough in the Japanese market. Japanese pharmaceutical company interest in innovative technologies continues to be high and as a result, MorphoSys will be looking to further increase its share in this market over the coming years.

*P.58

In 2006 MorphoSys was able to sign a second contract with a Top 10 Japanese pharma company.

LIST OF TOP 10 JAPANESE PHARMACEUTICAL COMPANIES

COMPANY	TURNOVER IN BILLION US$	R&D COSTS IN BILLION US$
1. Takeda	8.5	1.3
2. Astellas	8.0	1.3
3. DAIICHI SANKYO	**7.3**	**1.3**
4. Esai	4.8	0.73
5. Otsuka	3.3	0.5
6. Chugai	2.8	0.43
7. Mitsubishi Pharma	1.9	0.47
8. SHIONOGI	**1.6**	**0.28**
9. Tanabe	1.5	0.26
10. Kyowa Hakko	1.4	0.27

*P.59 *P.32

MorphoSys's agreement with the US pharmaceutical company Schering-Plough* marked its twelfth partnership with one of the twenty largest pharmaceutical companies. The third new partner in 2006, US-based start-up OncoMed Pharmaceuticals*, Inc., also provides a positive outlook for the future. First, it indicates that there are significant business opportunities beyond large pharmaceutical companies and second, it demonstrates that MorphoSys's technology is applicable for completely new therapeutic approaches.

*P.59 *ABC

Of the expanded contracts, the most significant is the extension of the existing alliance with Novartis*. This cooperation was already the largest partnership in MorphoSys's portfolio, not least in terms of the number of antibody projects and research payments involved. From 2004 through 2006, this agreement represented the primary revenue driver in the Therapeutic Antibody business segment. In August 2006, MorphoSys announced the substantial expansion of the partnership in three major areas: more researchers will be dedicated to Novartis projects, resulting in higher research payments to MorphoSys; both companies will initiate more projects from which MorphoSys will benefit in the future through the established system of license payments, milestone payments and royalties*; and the contract has been extended until the end of 2011, increasing forecasting security.

TRACK RECORD OF NEW CONTRACTS AND CONTRACT EXTENSIONS WITH TOP 20 PHARMA

MorphoSys has a strong track record to extend and potentially expand existing deals and forge new alliances.



Roche
Centocor
Bayer Schering
Boehringer Ingelheim
Pfizer
Novartis
Eli Lilly
Merck & Co.
Daiichi Sankyo
Schering-Plough
2004
2005
2006
2007
2008

MAXIMIZING THE VALUE OF THE PIPELINE

The current MorphoSys pipeline consists primarily of development projects with partners in addition to two of the Company's proprietary programs. MorphoSys seeks to maximize the value of its antibody pipeline in two ways: first, through a continuous increase in the number of therapeutic programs with partners and second, through targeted investment in the Company's proprietary projects.

One way to value the MorphoSys pipeline is to estimate the sales potential of products in development. In general, pharmaceutical companies do not initiate projects if the resulting products do not have significant sales potential, ideally in excess of US $ 500 million per year. MorphoSys will benefit from its partners' products via royalties which are a mid-single-digit percentage of net sales.

Another way of viewing the pipeline's value is to consider the diseases these potential products would address. By analyzing the distribution of partner projects over different therapeutic areas, it becomes clear that MorphoSys's pipeline is focused on the markets with the highest sales for antibody therapies. For example, approximately 45% of partnered projects today target the treatment of cancer, currently the largest market for therapeutic antibodies. A further 30% address autoimmune* illnesses and inflammatory diseases, which also account for a large market segment in terms of antibody therapies. In addition, MorphoSys and its partners are pursuing approaches for the treatment of cardiovascular conditions, diseases of the central nervous system, inflammatory diseases and illnesses of the musculoskeletal apparatus.

Two of the partnered projects are currently in clinical development and the number of preclinical drug candidates has risen from 7 to 14 during 2006. From this subset, several projects are expected to advance to clinical testing within the next two years. In total, MorphoSys has over 43 therapeutic antibody projects after the addition of fourteen new projects in 2006, and therefore has a broad basis for future performance-based success payments. These payments, also called milestone payments, represent pure profit for MorphoSys. The Company therefore believes that it has entered into a very exciting phase of its growth, characterized by an increase in performance-based success payments. This presents the opportunity for MorphoSys to invest in its proprietary projects using its own free cash flow in order to further increase the total value of the drug pipeline.

INDICATIONS OF PARTNERED PROGRAMS TODAY


Oncology
Autoimmune/Inflammation
Cardiovascular
CNS
Infectious Diseases
Musculoskeletal

MorphoSys is active in all indications where antibodies represent a successful class of drugs today.

The research antibodies market is currently undergoing a period of technological and structural upheaval.

Until recently, all research antibodies were developed using outdated, animal-based technologies. MorphoSys is confident that the market is ready for a shift towards new *in vitro* approaches such as HuCAL.







(P.62)

In addition to the projects initiated through partnerships, MorphoSys has internally developed two antibody programs, MOR103* and MOR202, that will be out-licensed in the future to a partner for further clinical development and subsequent marketing. Generally, companies that advance antibody-based drug candidates into the clinic can expect attractive out-license agreements that reflect the program value through higher milestone payments and a greater share of future sales. In the last few years, biotechnology companies have had a much-improved negotiating position when seeking to partner projects with pharmaceutical companies, due primarily to pharma's increasing need for new agents and products.

RESEARCH ANTIBODIES AS A SECOND DRIVER OF GROWTH

MorphoSys began marketing research antibodies in 2003 under the brand "Antibodies by Design." The objective of this business was to open up the market for non-therapeutic applications. Within two years, MorphoSys consolidated this part of the business through the acquisition of the British-American Biogenesis Group in January 2005 and the Serotec Group* in January 2006. MorphoSys's AbD Serotec unit is today one of the leading suppliers of research antibodies in Europe and one of the twenty largest suppliers worldwide. With total sales in excess of € 18 million, the business has matured into a reliable second contributor to MorphoSys's top line.

*P.56

Scientists are currently investing approximately US$ 1 billion annually in research antibody tools. In past years, the market for research antibodies has recorded an average growth rate of between 10% and 15%. It is possible, with the right strategy, to exceed this growth. MorphoSys's goal is to achieve this in three ways: first, the company will increase the proportion of HuCAL-based antibodies by introducing new products into the Company's proprietary sales catalog. Second, MorphoSys will replace bestsellers with HuCAL antibodies with which there is the possibility of increasing the profit margin. And third, the Company will further consolidate the lucrative sub-business of producing research antibodies on behalf of customers – the so-called custom business. By following this approach in the past fiscal year, MorphoSys has exceeded the market growth rate.

In addition to organic growth, MorphoSys further improved the profitability of the segment. In 2006, AbD Serotec achieved a gross margin of approximately 60% and thus achieved the objective set at the start of the year. With further automation of antibody selection, MorphoSys aims to continue to improve the margin in the future.

The research antibodies market is currently undergoing a period of technological and structural upheaval. Until recently, all research antibodies were developed using outdated, animal-based technologies. MorphoSys is confident that the market as a whole is ready for a technological shift and that in the medium to long term, animal-based methods will be replaced by *in vitro* approaches such as the Company's HuCAL GOLD technology. Here, MorphoSys sees itself at the forefront. In structural terms, the market is very fragmented, with a large number of small providers, and a phase of consolidation has begun. MorphoSys's objective is to continue to be actively involved in this trend and it plans to look for suitable companies that could additionally strengthen the research antibodies AbD Serotec unit.

OPENING UP NEW APPLICATIONS FOR HUCAL ANTIBODIES

In August 2006, the AbD Serotec unit signed an agreement to become the exclusive supplier P.61 for a project in the field of biological weapons defense. As part of this relationship, USAMRIID*, an organization of the United States Army Medical Research and Materiel Command and the leading medical research institute for the United States' defense program against bioterrorism, ABC requested research antibodies against five bacterial toxins*. AbD Serotec developed and supplied these within five weeks with the help of MorphoSys's HuCAL GOLD antibody library.

The successful signing of the contract with USAMRIID underlines the potential of the Company's HuCAL GOLD technology in the growing battle against biological weapons. The project benefited especially from one central advantage of recombinant antibodies technology, specifically the development of antibodies against toxic substances, which would be impossible with animal-based methods.

In addition, MorphoSys has entered into a research cooperation with the renowned Japanese P.64 Kazusa DNA Research Institute*. As part of this cooperation, both partners have jointly developed a series of research antibodies from MorphoSys's HuCAL GOLD antibody library. The antibodies detect proteins from the Kazusa mKIAA cDNA project, the objective of which is to identify and characterize previously unknown genes and the proteins encoded by them. Both partners share the marketing rights and therefore these antibodies are now included in both the Kazusa Institute and the MorphoSys Group sales catalogs.

VALUE ADDED FROM RESEARCH TO CLINICAL DEVELOPMENT

One of the synergies of MorphoSys's business model is the potential for further development of existing customer relationships into higher-priced operating segments. It is highly possible that satisfied AbD Serotec customers, who thereby have initial exposure to MorphoSys's core technology, will decide to partner with MorphoSys for the development of their therapeutic or diagnostic projects. MorphoSys has seen at least one user in the pharmaceutical industry switch from being an AbD Serotec customer to a full therapeutic partner, based on satisfaction with the technology.

SYNERGY MODEL OF BUSINESS SEGMENTS


RESEARCH PROJECTS
DIAGNOSTICS
THERAPEUTICS
morphosys

The AbD segment acts as a feeder for new diagnostic and therapeutic commercial applications, providing MorphoSys with access to new markets for the Company's technologies.

Antibodies used as research tools to identify and validate disease-related target molecules bear the potential to act as diagnostic or therapeutic agents. The more research is performed using HuCAL antibodies, the more likely it is that lucrative commercial opportunities for MorphoSys will result, whether in the therapeutic, diagnostic field or in wider research applications. For this reason, MorphoSys is actively promoting the uptake of its technology in the research community. In 2006, MorphoSys signed a contract with the renowned US research center, the Burnham Institute, that follows this rationale. The Burnham has access to novel HuCAL GOLD-based research antibodies from AbD Serotec to identify and validate target molecules with potential medical implications. MorphoSys retains commercialization rights for all antibodies emerging from the collaboration both as research antibody tools distributed via the AbD Serotec sales catalog as well as in therapeutic or diagnostic applications.

ANTIBODY PRODUCTION

AT MORPHOSYS





MorphoSys's antibody library offers the opportunity to identify suitable antibodies for a variety of applications in research, diagnostics or therapeutics. The Company has a variety of methods that can be used to produce large quantities of antibodies for its own purposes, as well as for its partners and customers. The production of therapeutic antibodies in particular is a process of considerable technical complexity with associated high costs. For this reason, among others, MorphoSys is always aiming to improve on its current technology and monitors all innovations in this sector.

From the first scientific use of antibodies until today, there have been significant developments in methods for the production and application of antibodies. Antibodies produced in animals were suitable only for a limited number of research and medical applications, and only small quantities could be prepared. The research of Nobel laureates Georges J. F. Koehler and César Milstein in 1975 paved the way for fundamental specific applications and led to a massive increase in the use of antibodies in science and medicine. Their technology, called hybridoma technology, in which an immortal blood cancer cell is fused with an antibody-producing B cell derived predominantly from mice or rats, enabled the production of specific antibodies in large amounts. Additionally, their discovery enabled for the first time the continuous production of a defined monoclonal antibody that recognized a characteristic target molecule, whereas earlier methods produced a mixture of different antibodies.

Production methods were improved further by the introduction of synthetic methods based on gene technology, in which the genetic blueprint required for the generation of a protein is inserted into a host organism. At the end of the 1970s, these methods enabled the production of human insulin in bacteria, and the introduction of such insulin for the treatment of diabetes in 1982 was regarded as a major milestone. Today, antibodies are also often produced using

MOUSE HYBRIDOMA TECHNOLOGY ACCORDING TO KOEHLER AND MILSTEIN



① The production of monoclonal antibodies according to Koehler and Milstein uses antibody-producing B-cells from the spleen or lymph nodes of an animal that has been challenged several times with the antigen of interest. ② These B-cells are then fused with B-cell cancer cells that can grow indefinitely in culture but have lost the ability to produce antibodies. ③ Being cancer cells the fused hybrid cells, called hybridomas, will multiply rapidly and indefinitely. ④ Large amounts of antibodies can therefore be produced.

recombinant methods. The most appropriate production method is now selected largely according to the downstream application and the amount of antibody required. Over the past years, MorphoSys has established highly efficient production platforms and currently uses all the production methods described below.

PRODUCTION IN BACTERIA

The advantages of producing antibodies in bacteria such as *Escherichia coli* (known simply as *E. coli*) are mainly the relatively safe and straightforward handling of bacterial cells and the rapid replication cycles of microorganisms. Overall, bacteria are significantly less demanding than other cell types used for antibody production. However, bacteria are used to produce only smaller fragments of antibodies as they lack the cellular mechanisms needed to modify and create the complex structure of a complete antibody molecule. In the bacterial cell, the genetic information encoding the antibody fragment is read and translated into a protein. Thanks to a specific signal sequence, the resulting antibody fragments accumulate in a specialized compartment inside the cell, the periplasmic space. To harvest purified antibody, the antibody must be released by breaking up the bacterial cells. Finally, all bacterial components and media residues must be completely separated, as they may have toxic effects in pharmaceutical applications of the antibody. A subsequent quality assurance step checks that resulting antibodies perform according to specifications.

In 2005, MorphoSys, together with the company Wacker, carried out a feasibility study of a new, *E. coli*-based secretion system. It differs from the bacterial production methods used until now, in that the bacteria release the protein into the surrounding culture medium during the production process. Wacker used this system for the production of simple proteins for use in technical applications. The studies carried out on behalf of MorphoSys showed that this system can also be used to produce antibody fragments for use in therapeutic and research applications.

EUKARYOTIC CELLS AS PRODUCTION MACHINES






①
Antibody genes
HuCAL phage
Phage proteins
Disulfide bond
Antibody fragment
②
IgG expression vector
Cloning step
③
Cell membrane
Nucleus
Transfection (delivery into cell)
Entry into nucleus
Translation
Secretion
Ribosome
Endoplasmic reticulum
IgG

① The genetic information for constructing antibody molecules is extracted from the HuCAL antibody library of MorphoSys and ② introduced into eukaryotic cells in the form of a gene vector. ③ This step is known as transfection. The cells are able to read the gene sequences and translate them into proteins. Depending on the origin of the host cell the resulting antibody molecule is further modified and receives a respective glycosylation pattern. Finally, the resulting IgG antibody is secreted by the cells into the surrounding culture media.

EMERGING TECHNOLOGIES FOR ANTIBODY PRODUCTION


BEFORE
Polyclonal Production
70TH
Mouse Hybridomas
80TH
Recombinant Expression in Microbials
90TH
2000
Cell cultures
Eukaryotic Cell lines / Human Cell lines
FUTURE?
Transgenic Production

The development of antibody production methods over the course of the past decades has resulted in a broad spectrum of systems and hosts used for production purposes. Today, all of these are still in use but each system was continuously improved and upgraded over time. For the future, new approaches such as the production in transgenic organisms like plants and animals are in discussion. Potential advantages of these methods include the possibility to produce large amounts of antibody material in a costly manner.

PRODUCTION IN MAMMALIAN CELLS

Production of antibodies in bacterial cells is cost-effective, but has its limitations. First, it yields only antibody fragments, whereas intact antibodies in a format known as IgG are still most frequently used for therapeutic applications. Furthermore, proteins produced in bacteria lack some of the typical modifications found in mammalian cells.

For this reason mammalian cell lines have been used for production in parallel with bacterial cells. An example is the frequently used CHO cell line, which is derived from Chinese hamsters. These cells can be used to produce larger amounts of protein. However, a disadvantage of these cells is that antibody production takes longer than in bacteria, because animal cells divide only once every 24 hours, whereas bacteria divide every 20 minutes. Furthermore, although CHO cells are relatively robust, some mammalian cell cultures are extremely sensitive and require stringently controlled conditions for optimal growth. A further drawback associated with using CHO cells is the resulting animal glycosylation patterns – the natural modification of the antibody's surface with sugar molecules – which differ from human patterns.

PRODUCTION IN FULLY HUMAN CELL LINES

MorphoSys's HuCAL antibodies are of fully human origin in both their amino acid sequence and in their structural configuration. Furthermore, production in completely human cell lines results in antibodies with a human glycosylation pattern. This makes the resulting antibodies even more similar to their natural counterparts and minimizes the risk of side effects from their use as drugs. This advantage is the main driving factor for MorphoSys for producing therapeutic antibodies in fully human cell lines.

In 2004, MorphoSys acquired rights to use human cell lines from the companies Bayer and Crucell. Both cell lines were tested in detail for the production of antibodies for different application areas. In August 2005, Crucell's PER.C6® cell line was also selected for production of clinical antibody material in the Company's MOR103 program. The production of the HuCAL antibody is being performed in the audited production facilities of DSM Biologics in Groningen, the Netherlands.







COST CONSIDERATIONS

Antibody production, whether to provide for clinical grade material or for production of the antibody product on an industrial scale, makes a very significant contribution to the cost of drug development for a number of reasons. The development of biologically active agents in living systems requires multiple stages, in which the individual steps must be optimally integrated. Starting from the establishment of a cell culture capable of production, through the actual production step, to fermentation, purification and transfer into a suitable application format, every step requires a very narrow range of conditions. A critical consideration is that every step in the production must conform to standards required by international pharmaceutical authorities in order to maximize the quality of the resulting drug and provide the highest degree of security for patients treated with it. However, setup and operation of suitable facilities is expensive, and companies that offer antibody production as a service have to set their prices accordingly.

RESEARCH VS. THERAPEUTIC USE –
EFFECTS ON ANTIBODY PRODUCTION METHODS

While main drivers for improvements of production methods in the therapeutic antibody sector are complex, considerations in the research antibody space are relatively simple and aim predominantly on an increase of high-throughput capabilities and cost reduction. As an *in vitro*-based technology, MorphoSys's HuCAL platform offers significant advantages in both aspects. It is highly automatable and scalable, and thus allows MorphoSys not only to cope with a huge amount of projects to run in parallel, but also shows economies of scale effects. An increase in the number of research antibodies produced causes a decrease in the average fixed cost of each unit.

FUTURE OUTLOOK

Antibody production remains a very active field with major innovations. MorphoSys is directly involved at many levels. Optimization of production methods increases the attractiveness of MorphoSys to pharmaceutical customers interested in therapeutic antibodies. In the research antibody segment, it promises reduction of production costs and an associated increase in profit margins.

Improvements are primarily aimed at a gradual improvement of existing systems, but radical changes are being discussed in the scientific world. Ideas such as antibodies produced in plants, e.g. tobacco, or in various animals, have existed for some years. Although these methods have not yet resulted in a breakthrough, their potential, particularly for cost savings, is of great interest to antibody companies.

The MorphoSys Share

In 2006, MorphoSys was able to outperform the TecDAX by 7% and charted an increase of 32% on a year-on-year basis. Over the course of 2006, MorphoSys succeeded in roughly doubling the proportion of international institutional investors holding its shares, reflecting the increasing globalization of its operations and investor base.

POSITIVE DEVELOPMENT FOR THE CAPITAL MARKETS

On balance, 2006 was a year of positive performance in the global capital markets. Despite a sharp decline in the late spring, the international capital markets showed an overall increase. The primary US stock exchange index, the Dow Jones, reached 12,500 points for the first time in December 2006 and closed at 12,463 points at the end of the year, an increase of 16%. The Japanese Nikkei Index ended the year with an increase of 7%. For the German markets, the DAX stood at 6,597 points at year-end, up 22% over the beginning of the year. The German TecDAX closed the year with an increase of 25%, although it was unable to repeat the high levels it achieved in the second quarter of 2006.

Against the backdrop of an upbeat mood for capital markets generally, the market value of the pharmaceutical and biotechnological industries also benefited. Furthermore, this general growth trend was supported by a number of positive developments in the industry, including several well-received acquisitions and collaborations. The performance of the biotechnology industry was significantly better in Europe than in the USA. In this vein, the Prime IG Biotechnology index rose by 19%, buoyed by investor sentiment and a number of long-awaited announcements, including the out-licensing of Genmab's CD20 antibody and several better than expected fund-raising events, such as Amgen's convertible bond offering in the amount of US$ 5 billion. In contrast, the NASDAQ Biotechnology Index managed only a slight increase of 1%. Viewed as a whole, the financing volume for the industry exceeded US$ 21 billion – the third best year in its history.

The window for IPOs was only partially open. The European biotechnology sector counted a total of 27 biotechnology IPOs, compared to 21 in North America. Of the six biotech IPOs in Germany, five were listed at the General Standard or the Entry Standard. The majority of IPOs in Europe performed well and paved the way for several successful IPOs in the final quarter. Success stories in Europe included Wilex AG in Germany, Santhera in Switzerland and LifeCycle in Denmark. Many of the companies new to the stock exchange in North America showed a positive *performance* as well, with an increase in average of 42% from the issue share price.

THE MORPHOSYS SHARE (January 2, 2006 = 100%)

In 2006, the MorphoSys share outperformed the TecDAX as well as the NASDAQ Biotechnology Index.


140
130
120
110
100
90
80
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
• MorphoSys
• TecDAX
• NASDAQ Biotechnology Index

MORPHOSYS'S SHARE OUTPERFORMS BENCHMARK

The MorphoSys share continued its past positive price performance and closed the fiscal year with an increase of 32%, compared to 8% for 2005. The share thus outperformed the TecDAX, which increased by 25% in the same period.

Since September 2004, MorphoSys has been a member of the TecDAX index, which includes the 30 largest technology stocks on the Frankfurt Stock Exchange. At the end of 2006, the Company occupied 26th place based on market capitalization (December 31, 2005: 26th place) and 15th place based on trading volume (December 31, 2005: 15th place).

Stock liquidity remained relatively high. The average daily trading volume was € 2.4 million per day - an increase of 70% compared to 2005. In the same period, the daily trading volume of the TecDAX index increased by 70%. The daily average trading volume as a percentage of market capitalization was above 1% in 2006 and as a result, MorphoSys was one of the most liquid German biotech companies for the year.

KEY DATA FOR THE MORPHOSYS SHARE IN 2006

Deutsche Börse, Prime Standard, Frankfurt	
Securities Identification Number	663 200
International Securities Identification Number	DE0006632003
Stock Exchange Abbreviation	MOR
Reuters	MORG.DE
Bloomberg	MOR GR
Index Membership	TecDAX, and others
Shares Issued (December 31, 2006)	6,715,322
Free Float as of December 31, 2006*	87%
Market Capitalization as of December 31, 2006	~€ 365 million

* Definition of free float in accordance with Deutsche Börse

INCREASE IN INSTITUTIONAL INVESTORS

According to an external shareholder analysis study conducted at the end of 2006, institutional shareholders, primarily European investment funds, hold approximately 40% of outstanding shares; in 2005, this figure had been approximately 20%. Private investors hold approximately 40%. Members of the Management Board and the Supervisory Board held approximately 3% of total share capital.

At the end of 2006, the two largest shareholders held 13% of shares. Novartis Pharma holds approximately 7% of total shares, which were acquired as part of the strategic partnership with MorphoSys in May 2004. AstraZeneca holds a further 6% of total shares.

Although a significant holder in 2005, Berlin-based Schering AG fell below the reporting threshold of 5% in March 2006 and now no longer holds any MorphoSys shares.

SHAREHOLDER STRUCTURE


Novartis 7%
AstraZeneca 6%
Management/Supervisory Board 3%
Institutional Shareholders 40%
Private Shareholders and Others 44%
Non Free Float (13%)
Free Float (87%)

Number of institutional investors roughly doubled in 2006.

CORPORATE EQUITY TRANSACTIONS IN 2006

*P.55

Two significant equity transactions* were completed by MorphoSys during the 2006 fiscal year. As part of the acquisition of the Serotec Group in January 2006, one-third of the purchase price, or 208,560 shares, was acquired by means of a capital increase against contribution in kind. These new shares arising from the capital increase, representing 3.5% of share capital, were issued to former shareholders of the Serotec Group and are subject to a graduated holding period.

CAPITAL MEASURES IN 2006	
Ordinary Shares Issued (December 31, 2005)	6,025,863
Capital Increase Against Contribution in Kind as Part of the Acquisition of the Serotec Group (January 12, 2006)	208,560
Cash Capital Increase (March 29, 2006)	384,338
Conversion of Stock Options and Convertible Bonds by Employees	96,561
Ordinary Shares Issued (December 31, 2006)	6,715,322

In March 2006, an offering to institutional shareholders in an overnight private placement resulted in 384,338 new shares placed to European institutional shareholders. The offer price was € 44.50 and the cash-based capital increase resulted in gross proceeds for MorphoSys amounting to € 17.1 million. The proceeds from the cash capital increase is intended to be used for further acquisitions in the field of research antibodies.

FURTHER EXPANSION OF CORPORATE COMMUNICATIONS

In 2006, MorphoSys improved its corporate communications. First and foremost, the Company expanded its focus to increase its outreach to investors in other countries. Company management conducted numerous one-on-one meetings and participated in several IR conferences, particularly in the USA, with the aim of obtaining new investors. The launch of the ADR* Level 1 program in January 2006 was an additional element that established a platform from which US investors could gain easier access to MorphoSys shares in US dollars.

ADR LEVEL I PROGRAM

Type of Program	Sponsored Level I ADR Program
Ratio	2 ADRs = 1 ordinary share
US Security Code	(Cusip) 617760103
Trading Symbol	MPSYY
Depositary Bank	The Bank of New York
Local Custodian Bank	BHF Bank

Over the course of the year, more than 200 investor meetings were held in ten countries. The Management Board presented MorphoSys's business model and strategy at a total of 21 international investor conferences.

As of December 31, 2006, 13 analysts regularly produced analyst reports on the Company's progress, as compared to twelve in the previous. At that date, analyst coverage of MorphoSys remained primarily positive, with nine stating "Buy" or the equivalent, three "Sell" or the equivalent and one "Hold" or the equivalent (2005: five "Buy," two "Sell" and three "Hold").

LIST WITH ANALYSTS (IN ALPHABETICAL ORDER)
B. Metzler seel. Sohn & Co. KGaA
Berenberg Bank*
Credit Suisse First Boston
Deutsche Bank AG*
Dutton Associates*
DZ Bank AG
Equinet Institutional Services AG
Landesbank Baden-Württemberg
MIDAS Research GmbH
SG Securities
VISCARDI Securities GmbH
Vontobel
WestLB AG

* Added in 2006

In 2006, the MorphoSys share continued its past positive price performance.

The Company expanded its focus *to increase* its outreach to investors in other countries particularly in the USA, with the aim of obtaining new investors. Over the course of the year, more than 200 investor meetings were held in ten countries.

During 2006, the Company also overhauled the Company's website in order to improve the capabilities for providing company information. Several improvements have been incorporated as a result. For example, financial conference call playbacks are now available as podcasts, and both press releases and ad-hoc information can now be subscribed to via RSS. The Company also promptly provides a transcript of the conference calls, including all questions and answers, in both German and English.

In recognition of the quality of its corporate communications, MorphoSys received a number of awards for its 2005 Annual Report. MorphoSys was placed 3rd in the German Manager Magazin ranking for "Best Annual Report 2005" in the TecDAX segment. Additionally, the MorphoSys Annual Report was awarded the LACP Vision Award (platinum medal and 1st place in the "Biotechnology" category) and the silver medal overall for the Annual Report Competition (ARC) Award, which is awarded by the International Academy of Arts and Sciences/MerComm, Inc. (New York, USA).

Finally, MorphoSys won an *award for* excellence in its finance department in the annual STEP Award competition in the category "Financials." The award initiated in 2006 by Infraserv Höchst and F.A.Z.-Institut - Innovationsprojekte honors growth companies in the areas of pharmaceutics, chemistry, life sciences as well as bio- and nanotechnology. In 2006, some 100 companies from Germany, Switzerland and Austria applied for the STEP Award.





Tschimegma Bataa harvests IgG-antibodies that have been produced in mammalian cell lines.

MorphoSys uses this system of antibody production at its facility in Munich for both its partnered programs and for its internal projects. Although antibody production remains a dynamic field, MorphoSys continues to set new standards of excellence.



Interview with Paul J. Hastings

PRESIDENT AND CHIEF EXECUTIVE OFFICER, ONCOMED PHARMACEUTICALS



PAUL J. HASTINGS has more than 20 years' experience in the biotechnology and pharmaceutical industries. Before joining OncoMed, he held leading positions in a number of companies, including QLT, Chiron, Genzyme and F. Hoffmann-La Roche. In addition to these roles, he is actively involved in the development of the biotechnology industry and serves on the board of the Bay Area Biotechnology Association as well the Biotechnology Industry Organization (BIO) and served as a director on the board of Canada's BC Biotech Association. Mr. Hastings received a Bachelor of Science degree in Pharmacy from the University of Rhode Island.

In June 2006, MorphoSys announced an agreement with the US biotechnology company OncoMed Pharmaceuticals. OncoMed is a young start-up company that focuses on a relatively new and exciting approach to cancer therapy – targeting a recently appreciated subset of tumor cells known as cancer stem cells. Research by OncoMed's scientists shows that substances such as fully human antibodies, which attack and kill cancer stem cells, could improve therapy for a variety of cancers, such as breast, lung or colon cancer.

MORPHOSYS Mr. Hastings, can you explain what cancer stem cells are and the role you believe they play in carcinogenesis?

PAUL HASTINGS Cancer stem cells were recently identified as a small subset of tumor cells that are uniquely responsible for the growth and proliferation of tumors. They show properties that are typical of stem cells, such as self-renewal and the potential to differentiate. In marked contrast, the bulk of the cells that comprise the tumor are more differentiated cells that no longer possess self-renewal potential. As such, cancer stem cells may be responsible for both extensive tumor growth and for enabling the tumor to spread through the body by forming metastases. They are therefore the central element in a new theory of carcinogenesis.

MORPHOSYS How does the cancer stem cell concept alter our perspective on the development of cancer therapeutics?

PAUL HASTINGS The standard dogma has been that a tumor is simply a collection of mutant cells that divide endlessly. Taking cancer stem cells into consideration completely alters our understanding of tumor development. Instead of being just a group of degenerate cells, a tumor is more of a dis-regulated "organ," comprised of cancer stem cells and specialized tumor cells that have arisen from these stem cells. Standard therapies often fail to eliminate cancer stem cells, which have a number of properties that render them selectively resistant to radiation and chemotherapy. This makes them extremely dangerous and could explain why although tumors often initially disappear after chemotherapy, they tend to come back later. A therapeutic approach that is targeted specifically to cancer stem cells could therefore have a better chance of success.

MORPHOSYS Who developed the basic principle underlying this approach, and who is leading the research at OncoMed?

PAUL HASTINGS The founder of OncoMed, Michael Clarke, with his team from the University of Michigan, was *the first to demonstrate* the existence of cancer stem cells within solid tumors, such as breast cancer. This discovery and previous work done by researchers at the University of Toronto demonstrating a fundamental role for cancer stem cells in leukemia laid the foundations for the cancer stem cell field. OncoMed was founded with the aim of translating this seminal scientific advance into a medical application and commercial use.

Dr. John Lewicki leads our research and development team at OncoMed. John came to us from the biotechnology company Scios Inc., where he managed research for a number of years. At Scios, he was closely involved in the discovery of the drug Natrecor™ for congestive heart failure. Dr. Austin Gurney and Dr. Tim Hoey work with him. Tim identified oncogenes as Director of Tumor Biology at Tularik/Amgen and developed drugs to target those genes. Austin came to OncoMed with 12 years' experience at Genentech, where his team discovered and patented numerous growth factors and cytokines involved in control of cell growth and behavior, several of which have entered clinical development. All in all, we have a highly experienced team.

MORPHOSYS What is OncoMed's strategy for attacking these cancer stem cells and what role do antibodies play in this?

PAUL HASTINGS We are *focused on* developing antibodies as therapeutic agents that selectively target cancer stem cells. Antibodies have been among the most successful and innovative anti-cancer drugs in recent years. Products such as Avastin®, Herceptin® and Rituxan® have greatly improved the treatment of certain types of cancer and generate annual sales of over € 5 billion.

MORPHOSYS Why have you decided to use MorphoSys's HuCAL technology as the source for your antibodies?

PAUL HASTINGS We have already developed an extensive collection of antibodies using traditional mouse hybridoma technology. However, as a company focused on developing antibody-based therapeutics, we feel it is vital to utilize the best available antibody technologies. In particular, the ability to develop humanized or fully human antibodies as therapeutic candidates is very important. We looked at all the systems on the market and decided to use HuCAL technology as we believe the targeted, optimized approach that is HuCAL best serves our needs.

MORPHOSYS The subject of stem cells has provoked lively ethical debate in recent years. How is your work connected to this debate?

PAUL HASTINGS Cancer stem cells are not to be confused with embryonic stem cells. Embryonic stem cells are normal, healthy stem cells that give rise to a variety of tissues and organs. The harvesting and scientific application of these cells takes center stage in the stem cell discussion. Cancer stem cells, on the other hand, occur within cancer patients as a population of tumor cells with the capacity for self renewal, but they can only turn into more tumor cells. As such, they can be considered as "evil" or "bad" stem cells, and there are no ethical arguments against fighting them.

MORPHOSYS The approach has not yet been clinically validated. What makes you so confident that it will eventually lead to new cancer therapies?

PAUL HASTINGS Of course there is no guarantee of success, as with all new scientific advances. However, it is becoming increasingly clear, as evidenced by the avalanche of publications in top scientific journals, that cancer stem cells underlie many if not all cancers. Recent work highlights their role in such major diseases as breast, colon and brain tumors as well as leukemia. We are committed to demonstrating the value of targeting these cancer stem cells and believe that this approach will provide real benefit to patients.

MORPHOSYS Thank you very much for the interview, Mr. Hastings.





Daniel Blyth focuses on defining which antibodies scientists will need for their research in the future.

At the MophoSys location in Oxford, scientists from AbD Serotec develop new antibodies and characterize them in several different test systems. Through this process, customers of AbD gain access to new products that specifically meet their research needs.



Corporate Governance Report

Corporate governance is most often viewed as both the internal structures and the cooperation between the Management Board and Supervisory Board which determine corporate direction and performance. Responsible corporate governance supports the Company's long-term value creation and strengthens the trust of shareholders, customers, business partners, employees, politics and the public in MorphoSys.

GERMAN CORPORATE GOVERNANCE CODE

The aim of the German Corporate Governance Code is to make Germany's corporate governance* rules transparent for both national and international investors, thus strengthening confidence in the management of German corporations. In 2006, the German Corporate Governance Code was amended by resolution of the Government Commission charged with its administration. The revised form affects the relevant provisions of the Management Compensation Disclosure Law (VorstOG) and the effects of the Law on Corporate Integrity and Modernization of the Right of Avoidance (UMAG). These changes mainly involved a more detailed individualized disclosure of management compensation and strengthened the rights of the chairman of the annual general meeting.

CORPORATE GOVERNANCE ON MORPHOSYS'S WEBSITE

Important information regarding corporate governance can be found on MorphoSys's website: http://www.morphosys.com.

Declaration of Conformity (including past years)
http://www.morphosys.com/en/news_investors/declaration_of_conformity-127.html

Code of Ethics
http://www.morphosys.com/en/news_investors/corporate_governance-119.html

Shareholdings and Insider Transactions of the Management and Supervisory Board
http://www.morphosys.com/en/news_investors/directors-124.html

CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE

Each year, the Management Board and the Supervisory Board of MorphoSys AG submit their declaration of conformity with the recommendations of the Government Commission German Corporate Governance Code in accordance with article 161 of the German Stock Corporation Act (AktG). MorphoSys has adapted its internal standards and policies to the amended code as required. Since 2003, MorphoSys publishes an extensive Corporate Governance Report each year, including the disclosure of the compensation of the Management Board and the Supervisory Board in the Remuneration Report.

MorphoSys complies and will comply in the future with the recommendations of the German Corporate Governance Code as amended on June 12, 2006, with two exceptions only (see below). Moreover, MorphoSys fully complies with all suggestions (discretionary provisions) of the German Corporate Governance Code on a voluntary basis.

DECLARATION OF CONFORMITY

www

The following declaration of conformity, together with those of previous years, has been made permanently available to the public on the Company's website:

At the meeting on December 12, 2006, the Management Board and the Supervisory Board approved the following Declaration of Compliance pursuant to sec. 161 of the German Stock Corporation Act (AktG):

MorphoSys AG complies and will comply with all recommendations of the German Corporate Governance Code – in the version of June 12, 2006 – with the following exceptions:

- The stock option program for the Management Board does not provide a cap for unforeseen developments within the meaning of Code sec. 4.2.3, since the reasonableness of the amount of stock options for the Management Board has already been considered at the time of the grant.
- The present D&O insurance policy at MorphoSys AG includes a deductible for Management and Supervisory Board members (Code sec. 3.8, para. 2), the magnitude of which, however, may be at a level which does not comply with the requirements of the German Corporate Governance Code.

With these two exceptions, MorphoSys AG has also complied with the recommendations of the German Corporate Governance Code in the time period since its Declaration of Compliance of December 2005.

Martinsried/Planegg, December 12, 2006
MorphoSys AG

Management Board and Supervisory Board

CODE OF ETHICS

In 2003, MorphoSys introduced a code of ethics directed at the members of the Management Board and those persons responsible for finance, controlling and accounting at the Company. Senior Management and the Company's financial staff have an important and distinctive role within the Company's corporate governance in that these personnel are authorized and entrusted to ensure that accurate financial information is speedily provided to investors.

DUAL MANAGEMENT AND SUPERVISORY STRUCTURE

As a German stock corporation, MorphoSys has a dual management and supervisory structure. The members of the Management Board are appointed by the Supervisory Board and are responsible for the management of the Company. The Management Board and the Supervisory Board cooperate closely to the benefit of the Company.

P.04 The Management Board* of MorphoSys AG consists of three members and has a chairman. Terms of reference regulate the allocation of areas of responsibility and the cooperation within the Management Board.

- Dr. Simon E. Moroney, Chief Executive Officer, is responsible for the business segment AbD – Antibodies Direct, Business Development, Intellectual Property and Licensing as well as Human Resources.
- Mr. Dave Lemus, Chief Financial Officer, is responsible for Controlling and Accounting, Corporate Development, Treasury, Corporate Legal, Corporate Communications and Investor Relations as well as Technical Operations including IT.
- Dr. Marlies Sproll, Chief Scientific Officer, is responsible for Research and Development as well as Alliance Management.

The Management Board members have no additional mandates in supervisory boards of other publicly listed companies. Dr. Moroney acts as an advisor for Complex Biosystems GmbH, Heidelberg, Germany. Mr. Lemus was elected and serves presently as CEO and Treasurer of the Munich International School. Both positions were approved by the Supervisory Board.

P.146 The Supervisory Board* advises the Management Board and oversees its management activities. Currently, the Supervisory Board consists of six professionally qualified members, representing the Company's shareholders.

The Supervisory Board has a comprehensive monitoring function. To fulfill this duty, three committees were established to prepare the decisions for the Supervisory Board. Suggestions of the committees are reported to the Supervisory Board plenum: decisions are generally made by the Supervisory Board as a whole.

COMPOSITION OF THE SUPERVISORY BOARD COMMITTEES

		MEMBERSHIP IN THE FOLLOWING COMMITTEES		
	END OF TERM	AUDIT COMMITTEE	REMUNERATION AND NOMINATION COMMITTEE	SCIENCE AND TECHNOLOGY COMMITTEE
Dr. Gerald Möller, Chairman	2008		X (Chairman)	
Prof. Dr. Jürgen Drews, Deputy Chairman	2011		X	X
Dr. Daniel Camus	2008	X		
Dr. Metin Colpan	2008		X	X
Prof. Dr. Andreas Plückthun	2011			X (Chairman)
Dr. Geoffrey N. Vernon	2008	X (Chairman)		

The Supervisory Board has issued terms of reference.

P.146
P.142
Information about additional mandates held by members of the Supervisory Board in supervisory bodies of other companies is summarized on pages 146-147. Detailed information on the work of the Supervisory Board is contained under the chapter entitled "Supervisory Board Report" on pages 142-145.

During the fiscal year 2006, no conflict of interest was reported, either for a member of the Management Board or for a member of the Supervisory Board.

DIRECTORS' HOLDING

*P.129
The ownership* of MorphoSys AG shares or related financial instruments by Management Board and Supervisory Board members exceeds 1 % of the shares issued by the Company. For the disclosure of Company stocks held or financial instruments relating to them, please refer to section 23 of the Notes to the Consolidated Financial Statements. This list separately shows all the stocks, stock options and convertible bonds held by each member of the Management Board and the Supervisory Board.

DIRECTORS' DEALINGS

In 2006, MorphoSys reported the following sales of the Company's shares pursuant to section 15a of the German Securities Trading Act (WpHG). Each sale of shares listed below was preceded directly by the exercise of stock options/convertible bonds to purchase an identical number of shares.

MEMBER OF THE MANAGEMENT BOARD	FUNCTION	DATE OF TRANSACTION IN 2006	TYPE OF TRANSACTION	SHARE PRICE in €	NUMBER OF STOCKS/ DERIVATIVES
Dr. Simon E. Moroney	CEO	Sept. 25, 2006	Sale	46.18	7,474
Mr. Dave Lemus	CFO	Oct. 12, 2006	Sale	49.26	6,228
Dr. Marlies Sproll	CSO	Aug. 17, 2006	Sale	43.46	3,741

Sales of the above convertible bonds were in conjunction with the scheduled expiration of these bonds at year-end 2006.

ANNUAL SHAREHOLDERS' MEETING

The Annual Shareholders' Meeting took place on May 17, 2006, in Munich. Approximately 30% of the entire voting stock was represented at the meeting, comparable with the attendance in 2005. MorphoSys assisted the shareholders in the use of proxies and arranged the appointment of a representative to exercise shareholders' voting rights in accordance with instructions. This representative was also available at any time during the Annual Shareholders' Meeting. For the first time, MorphoSys provided a webcast of the speech of the Management Board online.

TRANSPARENCY, REPORTING AND THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS

Providing transparency and timely information for the shareholders is a high priority for the Management Board and the Supervisory Board. In that vein, MorphoSys set itself the goal of exceeding the regulations of the German Corporate Governance Code and reports its year-end results within 60 days and the quarterly results within 30 days of the end of the respective periods.

MorphoSys strictly ensures that no shareholder receives preferential information – all communications, including with individual investors during one-on-ones or roadshows, provide the same level of information.

Providing transparency and timely information for the shareholders is a high priority for the Management Board and the Supervisory Board.

MorphoSys strictly ensures that no shareholder receives preferential information – all communications, also with individual investors during one-on-ones or roadshows, provide the same level of information.


50mM Glycine
pH5.7
Histidine pH6.5

The corporate website plays a central role as an extensive information platform. MorphoSys provides manuscripts of conference calls in German and in English shortly after the completion of the conference calls. Furthermore, MorphoSys informs its stakeholders about the current situation of the Company and about the earnings by the following means (in German and English):

- Press releases
- Quarterly reports
- Telephone conferences after important news releases and after the publication of quarterly results
- Yearly press conference
- IR conferences in and outside of Germany
- Shareholders' newsletter

The Annual Shareholders' Meeting appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as auditor for the 2006 fiscal year. KPMG issued a declaration of independence.





With the help of antibodies, Carol Zehetmeier locates the position of individual proteins in human cells.

MorphoSys uses several different methods, including confocal microscopy, to characterize the functionality of antibodies from the HuCAL GOLD library, thereby providing its partners with therapeutic candidates that best meet their specifications.



Group Management Report

CORPORATE DEVELOPMENT 2006

As a globally present research-based biotechnology company, MorphoSys operates in an ever-changing environment that presents both opportunities and challenges for its business. A strong fundamental demand for new therapeutics and research tools underpins the Company's future growth prospects. With Group revenues of € 53.0 million and an operating profit of € 6.2 million, MorphoSys surpassed its financial goals set at the beginning of the year 2006. This positive development was attributable, first and foremost, to the strong demand for MorphoSys's proprietary antibody technology HuCAL, as well as the industry-wide need for therapeutic antibodies and research tools.

The MorphoSys Group operates in two corporate segments, with headquarters based in Martinsried, near Munich, Germany. The corporate segments are responsible for business operations and represent the segments required for the purposes of International Financial Reporting Standards (IFRS).

THERAPEUTIC ANTIBODIES SEGMENT

The Therapeutic Antibodies segment comprises MorphoSys's activities in the area of therapeutic antibodies, which includes its therapeutic antibody collaborations with pharmaceutical and biotechnology companies, as well as its proprietary antibody development programs. In 2006, MorphoSys was able to sign new partnerships with Daiichi Sankyo, OncoMed, and Schering-Plough, and existing partnerships with Novartis, Pfizer, and Roche were expanded. After Bayer AG's acquisition of Schering AG, the collaborations with the two companies were consolidated under the existing contract with Schering AG. At the beginning of 2006, the second HuCAL antibody entered phase 1 clinical trials, and the Company ended the year with 43 active partnered therapeutic antibody programs. The proprietary antibody programs MOR103 and MOR202 are well on track. For MOR202, a formal preclinical development candidate was selected by the end of 2006, and for MOR103, MorphoSys expects to file for an IND (investigational new drug) in the second half of 2007. Total revenues of the Therapeutic Antibodies segment increased by 19% to € 34.7 million, thus representing 65% of total Company revenues.

ABD – RESEARCH ANTIBODIES SEGMENT

In 2006, MorphoSys continued to build its Research Antibodies business segment, or AbD, by acquiring the UK- and US-based Serotec Group. The segment comprises the former brands "Antibodies by Design", "Biogenesis", and "Serotec". During 2006, all brands were renamed and all products of the segment are now marketed under AbD - Antibodies Direct. AbD is active in the field of research antibodies, and distributes research antibodies through a comprehensive sales catalog. Furthermore, AbD offers custom monoclonal antibodies, and provides contract manufacturing services. The Research Antibodies segment contributed revenues of € 18.3 million, representing about 35 % of total Company revenues.

MANAGEMENT OF THE GROUP

MorphoSys provides its proprietary antibody technology HuCAL for national and international customers for therapeutic, research and diagnostic applications. The Therapeutic Antibodies segment operates under the Company's name MorphoSys, the Research Antibodies segment under the brand name AbD – Antibodies Direct. The Company operates globally and is represented with offices in Germany, in the UK and the United States as well as in Norway and in France. Furthermore, MorphoSys has established a distribution network with more than 100 distributors, to serve customers in more than 70 countries, including all major economic regions.

MorphoSys has a dual management and supervisory structure. The Group is managed by the Management Board. The Supervisory Board advises the Management Board and monitors its management activities. The Management Board is responsible for all operational activities of both segments of the Company. The subsidiaries are managed by managing directors, who report to the Management Board of MorphoSys AG.

MACROECONOMIC DEVELOPMENT

ECONOMIC DEVELOPMENT IN 2006

The world economy continued its growth track in 2006. World gross domestic product (GDP) increased by approximately 5 %, compared with about 4 % in 2005. In 2006, economic growth focused on the rapidly developing countries of Asia, Latin America as well as Central and Eastern Europe. In the developed industrial nations, economic conditions remained positive. The exchange rate of the US dollar and the euro remained largely stable, with an upwards trend for the euro towards the end of the year. By contrast, energy and raw material prices again rose sharply.

Growth rates in the United States slowed slightly during the year with economic growth in Q3 2006 being the lowest since 2003. In the United States, signs of inflationary pressures and labor market tensions as well as higher interest rates, rising gasoline prices and signs of weakening in the property sector were offset by continued strong consumer spending.

The economy in the Eurozone is experiencing the strongest upturn since the year 2000. In 2006, growth in the Eurozone was above its multi-year average at around 2.5%. The German GDP grew by approximately 2.5% in 2006, the strongest rate in five years. As a result of the economic upswing, unemployment in Germany has fallen below the 10% threshold for the first time in several years.

The Asian economic region again experienced sustained growth during 2006. The Chinese economy grew by approximately 11%, driven by high exports and a strong rise in capital spending. In Japan, the moderate upward trend continued thanks to an increase in domestic demand.

DEVELOPMENT WITHIN THE PHARMACEUTICAL AND BIOTECHNOLOGY SECTOR

Global pharma growth rate in the sector has slowed significantly during the last years, but according to IMS Health, future growth rates are expected to stabilize at 5% to 8% until 2010. During 2006, pharmaceutical companies faced several industry challenges, including pipeline and pricing pressure, government regulations, major blockbuster drugs such as the cholesterol-lowering drug Zocor® (Merck & Co.) and anti-nausea drug Zofran® (GlaxoSmithKline) going off patent, and the appearance of biosimilars on the horizon. Additionally, the FDA continued its cautious stance, adding risk warnings and low number of approvals. Nevertheless, there were also positive developments. European authorities have speeded up the approval procedures, and it is widely hoped that the recent appointment of a new FDA commissioner will result in shorter approval time and less risk aversion. Additionally, several product approvals and the label extensions of successful drugs such as Avastin® and Herceptin® had a positive impact on the industry.

To maintain growth rates, pharmaceutical companies are under pressure to acquire innovative products and technologies, resulting in increased M & A activity between pharmaceutical and biotechnology companies. Abbott Laboratories' acquisition of Kos Pharmaceuticals for approximately US $ 3.7 billion is one example of this trend, the primary motive for the transaction being Abbott's goal of obtaining access to the cholesterol drug market. Other examples in 2006 include Pfizer's acquisition of PowderMed to strengthen the company's entrance into the vaccine market, and Merck & Co.'s purchase of Sirna Therapeutics to get access to RNAi, a technology for the regulation of gene activity. M & A activity in the biopharmaceutical industry often comes

in waves based on the changing strategic needs of pharmaceutical companies and the developments in the capital markets for biotechnology companies. In contrast to the recent past, when pharmaceutical companies were predominantly interested in license agreements and partnerships, today acquisitions appear to have greater strategic importance.

Antibody- and protein-based technologies and companies have been particularly sought after. The year 2006 saw a further decreasing of competition in the antibody industry. This was predominantly attributable to the acquisition of two main competitors of MorphoSys, namely the acquisition of Abgenix by Amgen at the end of 2005, and the takeover of Cambridge Antibody Technology (CAT) by AstraZeneca in May 2006. In addition, Merck & Co. announced the acquisition of two antibody technology companies, Abmaxis and GlycoFi, and Novartis bought NeuTec Pharma, a biotechnology company developing antibodies for infectious diseases. Finally, in September 2006, Amgen acquired Avidia, a privately held biopharmaceutical company that discovers and develops a new class of human therapeutics known as Avimer™ proteins.

At the end of 2006, 20 therapeutic antibodies were approved. In June 2006, Tysabri®, marketed by Biogen Idec and Elan, was reintroduced as a monotherapy treatment for relapsing forms of multiple sclerosis (MS). Tysabri® had been recalled in 2005 after cases of rare and fatal neurological disease occurred in connection with the use of the drug. In June 2006, Lucentis® (Genentech) received approval for the treatment of neovascular (wet) age-related macular degeneration (AMD). And in September 2006, Amgen's Vectibix™, developed by Abgenix to treat metastatic colorectal cancer, was approved by the FDA, thus becoming the 20th antibody drug on the market.

FINANCIAL ANALYSIS

REVENUES

In the fiscal year 2006, revenues increased by 58% to € 53.0 million year-on-year (2005: € 33.5 million). Reasons for the increase included revenues arising from extended deals, the inclusion of success-based payments from existing collaborations, as well as the inclusion of Serotec Group revenues, contributing 23% of total revenues. Revenues arising from the Therapeutic Antibodies segment accounted for 65% or € 34.7 million of total revenues, while the AbD segment generated 35% (€ 18.3 million) of the total. Total Company organic growth amounted to 22% compared to the same period in 2005. Approximately 42% of total Group revenues resulted from MorphoSys's three largest alliances with Novartis, Centocor and Roche (2005: 64% from Novartis, Centocor and Schering). Geographically, 62% of MorphoSys's commercial revenues were generated with biotechnology and pharmaceutical companies located in Europe and Asia, compared to 38% in North America (see also Notes to the Consolidated Financial Statements – section 2). This compares to 56% and 42% respectively, in the year 2005.

REVENUE SPLIT (in %)



56%
42%
2005
62%
38%
2006
0
10
20
30
40
50
60
70
80
90
100
Europe & Asia
North America

THERAPEUTIC ANTIBODIES SEGMENT

The Therapeutic Antibodies segment comprises all collaborations with a strong therapeutic and licensing aspect to them. In 2006, this segment generated its revenues with the following antibody collaborations: Bayer, Boehringer Ingelheim, Bristol-Myers Squibb, Centocor (Johnson & Johnson), Daiichi Sankyo, Eli Lilly, F. Hoffmann-La Roche, ImmunoGen, Merck & Co., Novartis, Novoplant, OncoMed, Pfizer, Schering, Schering-Plough, and Shionogi. The Therapeutic Antibodies segment also includes all activities in the area of proprietary product development. Its total revenues enclose € 27.2 million funded research and paid license fees, as well as € 7.5 million success-based payments (which include clinical milestones).

ANTIBODIES DIRECT - ABD SEGMENT

The AbD segment, embracing the Serotec Group, MorphoSys's Antibodies by Design unit and the Biogenesis Group, generated 35 % (€ 18.3 million) of total revenues. The Serotec Group, newly acquired in January 2006, contributed € 12.3 million in revenues, or 67 % of the total segment revenues. The Group also recorded grant revenues of € 0.2 million (2005: € 0.4 million) during the reporting period.

As of December 31, 2006, orders in the amount of € 2.5 million were classified as back orders in the segment.

OPERATING EXPENSES (in million €)



2.5
14.0
10.8
2005
8.0
17.5
21.4
2006
0
5
10
15
20
25
30
35
40
45
50
COGS
R&D Expenses
S, G&A Expenses

OPERATING EXPENSES

In the fiscal year 2006, operating expenses increased by 72% to € 46.9 million (2005: € 27.3 million), with operating profit remaining almost unchanged at € 6.2 million (2005: € 6.2 million). The total increase in operating expenses of € 19.6 million was mainly due to the inclusion of the Serotec Group in the consolidated accounts with an impact of € 13.8 million, due to higher personnel-related costs in conjunction with new collaborations, and increased expenses for proprietary product development.

Stock-based compensation expenses amounting to € 1.2 million are embedded in cost of goods sold, sales, general and administrative expenses as well as research and development expenses, and changed little in comparison to the previous year, remaining as a non-cash charge.

Applying IFRS 3 "Business Combinations" under IFRS accounting, a purchase price allocation (PPA) is currently carried out for the Serotec acquisition. The resulting preliminary values were retroactively recognized to the purchase date, and amortization as well as depreciation of assets identified were included in total operating expenses during the year 2006. Total PPA effects on operating profit including the Serotec acquisition amounted to € 1.5 million (2005: € 1.0 million).

COST OF GOODS SOLD (COGS)

COGS is composed of the AbD segment's cost of goods sold during the year 2006 and includes the amortization of assets identified in connection with the Biogenesis and Serotec PPAs. In 2006, COGS rose significantly to € 8.0 million compared to € 2.5 million in the year 2005, which resulted mainly from the € 5.5 million inclusion of Serotec COGS in the consolidated Group accounts and the inclusion of € 0.7 million depreciation of inventories resulting from the purchase price allocation exercise in conjunction with acquired companies.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES

In 2006, research and development expenses increased by € 3.5 million to € 17.5 million (2005: € 14.0 million). This was mainly the result of expenses for product and technology development amounting to € 3.0 million. The impact on R&D through the amortization of intangibles of acquired companies amounted to € 0.8 million.

SALES, GENERAL AND ADMINISTRATIVE (S, G&A) EXPENSES

Sales, general and administrative expenses amounted to € 21.4 million compared to € 10.8 million in the previous year. The increase is mainly derived from the inclusion of the Serotec Group in the amount of € 8.3 million, higher S, G&A personnel costs at MorphoSys AG in Munich, and integration costs associated with acquired companies.

COST BY EXPENDITURE TYPE

For the year 2006, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 18.1 million (2005: € 10.8 million) or 39% of total operating expenses, thus representing the largest cost block within operating expenses in the year 2006. The higher personnel costs arose mainly from the increased head count resulting from the inclusion of Serotec Ltd. and its affiliates and from the Group's expanded overall operational activity.

External services, representing the second-largest cost block by cost type and mainly consisting of marketing expenses, legal costs, costs for tax, auditing and accounting as well as general consulting, amounted to € 6.1 million (2005: € 2.9 million) or 13% of total operating expenses in 2006. Most heavily impacting these costs in 2006 were proprietary drug development and the inclusion of marketing costs from the Serotec Group.

Infrastructure costs included rent costs as well as depreciation of property and equipment and impacted operating expenses by € 5.9 million (2005: € 3.0 million) or 13% in 2006. Increased infrastructure costs were primarily the result of the inclusion of the acquired Serotec Group of companies. The Company leases for facilities on a group level amounted to € 1.7 million and € 0.9 million for the full years ended December 31, 2006 and 2005 respectively.

COST BY EXPENDITURE TYPE


Personnel Cost
39%
Cost for External Services
13%
Infrastructure Cost
13%
Others
35%
39%
13%
13%
35%

NON-OPERATING ITEMS (NON-TAX)

Non-operating expenses excluding taxes amounted to € 0.9 million compared to non-operating expenses of € 1.0 million in the year 2005. Losses on foreign exchange totaled € 1.2 million and resulted mainly from contracts with commercial partners who share such foreign gains and losses. Bank fees and interest expenses (€ 0.3 million) were more than offset by gains from available-for-sale securities (€ 0.7 million).

TAXES

Income tax expenses of € 1.2 million were partly offset by amortization of deferred tax liabilities resulting from the Biogenesis and Serotec PPAs (€ 0.5 million). Furthermore, tax expenses comprised withholding tax (€ 0.2 million) retained from payments made by foreign customers.

As a result of the forecast for taxable income in 2007, a deferred tax asset on tax loss carryforwards has been capitalized, which further reduced tax expenses by € 1.2 million.

OPERATING PROFIT/NET INCOME

For the full fiscal year 2006, Group operating profit remained almost unchanged at € 6.2 million compared to 2005. Earnings before interest and taxes (EBIT) amounted to € 5.4 million, compared to an EBIT of € 5.3 million in the same period of the previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to € 10.3 million compared to € 8.6 million in the previous year.

A net income after taxes of € 6.0 million was achieved for the year 2006, compared to € 4.7 million in the same period of 2005. The resulting basic net profit per share for 2006 amounted to € 0.94 (2005: € 0.84).

LIQUIDITY/CASH FLOWS

Cash flow from operations amounted to € 16.3 million in 2006 (2005: € 4.4 million). The Company's total cash flow was impacted by MorphoSys's successful private placement offering in March 2006, resulting in a total cash inflow from financing activities of € 19.6 million (2005: € 18.4 million). Net cash used in investing activities was primarily impacted by the acquisition of Serotec in January 2006 (€ 21.2 million), and amounted to a total of € 36.2 million (2005: € 31.4 million).

ASSETS

Total assets increased by € 47.7 million to € 127.8 million in the year 2006, compared to € 80.1 million in the year 2005. This was primarily a result of the acquisition of the Serotec Group's assets, including acquired goodwill in the amount of € 30.2 million, and due to cash inflows from a capital increase and cash generated from operations. For a more detailed split of the impact of the Serotec acquisition, see also Notes to the Consolidated Financial Statements – section 11.

The value of inventories at year-end 2006 has sharply increased from € 0.5 million to € 3.5 million, reflecting the higher stocks through the acquisition of the Serotec Group. Many research antibodies are held in stock, to allow immediately shipping upon ordering by the customers.

At the end of 2006, MorphoSys's accounts receivable increased by € 0.4 million to € 3.7 million (2005: € 3.3 million).

With the restructuring and concentration of almost all US activities as well as UK activities of the AbD segment in Raleigh, North Carolina, USA, and Oxford, UK, land and building owned by the Company in New Hampshire, USA, as well as Oxford, UK, are held for sale and have been reclassified in the amount of € 0.7 million from non-current assets to current assets, accordingly.

On December 31, 2006, the Company held € 66.0 million in cash, cash equivalents and available-for-sale financial assets, compared to a balance at year-end 2005 of € 53.6 million.

TOTAL ASSETS (in million €)*



2005
2006
53.6
3.3
12.4
4.1
6.6
66.0
3.7
14.8
27
1.5
14.8
0
20
40
60
80
100
120
140
Cash Equivalents and Available-for-Sale Financial Assets
Accounts Receivable
Intangibles
Goodwill
Deferred Tax Asset
Other Assets

* Differences due to rounding up/down, see consolidated balance sheets

LIABILITIES

In the fiscal year 2006, current liabilities increased by € 7.3 million to € 18.3 million from € 11.0 million at the end of 2005. This change primarily arose from the increase of accounts payable by € 6.2 million to € 10.5 million (2005: € 4.3 million) and was mainly a result of the inclusion of the Serotec entities into the consolidated financial statements as well as from increased operational activity involving higher short-term accruals. The growth in non-current liabilities was significantly impacted by the rise of non-current deferred revenues by € 2.5 million due to payments arising from new contracts signed in 2005 and 2006, in addition to an increase in deferred tax liability in combination with the Company's Serotec PPA exercise.

LIABILITIES (in million €)*


11.0
5.1
64.0
2005
18.3
9.5
100.1
2006
0
20
40
60
80
100
120
140
• Current Liabilities
• Non-Current Liabilities
• Stockholder's Equity

* Differences due to rounding up/down, see consolidated balance sheets

EQUITY

Total stockholders' equity amounted to € 100.1 million on December 31, 2006, or an equity ratio of 78%, compared to € 64.0 million on December 31, 2005.

As of December 31, 2006, the total number of shares issued amounted to 6,715,322, of which 6,686,160 were outstanding, compared to 6,025,863 and 5,996,701 on December 31, 2005, respectively.

The increase in 2006 stockholders' equity compared to the prior year arose largely from the issuance of 208,560 new shares following a capital increase as consideration for the Serotec acquisition. The issuance of 384,338 shares stemming from the capital increase against cash successfully placed in March 2006 also contributed to the higher number of total shares. An additional increase of 96,561 shares resulted from the conversion of bonds issued to employees as well as exercised options. Furthermore, the grant of new stock options impacting equity amounted to € 1.2 million.

CAPITAL EXPENDITURE

In the fiscal year 2006, MorphoSys's investment in property, plant and equipment amounted to € 3.5 million, resulting in an increase of € 2.9 million compared to the same period of the prior year. Concentrating the Group's UK activities into one new UK headquarters in Oxford contributed € 1.2 million to the same. Depreciation of property, plant and equipment for 2006 accounted for € 1.5 million, compared to € 0.9 million in 2005. The increase was mainly due to an additional depreciation of € 0.5 million recognized as a result of the depreciation of stock in connection with the PPA exercises of the Serotec acquisition. In 2006, the Company invested € 0.4 million in intangible assets. Amortization of intangibles amounted to € 3.4 million and increased by € 0.7 million year on year, mainly due to the amortization of intangible assets acquired in the Serotec deal.



Dr. Bernhard Erning, Head of Treasury & Corporate Development • Dr. Claudia Gutjahr-Löser, Head of Corporate Communications • Christopher Stift, Head of Controlling & Accounting

FINANCING

During 2006, two capital increases were carried out. As part of the acquisition of the Serotec Group in January 2006, one-third of the purchase price was paid by means of a capital increase against contribution in kind. The 208,560 new shares from the capital increase (3.5% of the share capital) went to the former owners of the Serotec Group and are subject to a graded holding period.

In March 2006, MorphoSys successfully placed 384,338 shares (6.5% of the share capital) in a private placement to international institutional investors at a price of € 44.50 per share. The issue was oversubscribed several times. The Company raised gross proceeds of approximately € 17.1 million. The proceeds from the cash capital increase are intended to be used for general purposes, including further acquisitions in the field of research antibodies.

SUBSIDIARIES/CORPORATE ACQUISITIONS/DIVESTITURES

ACQUISITION OF THE SEROTEC GROUP

In January 2006, MorphoSys's Research Antibodies segment was further strengthened through the acquisition of the Serotec Group. The acquisition of Serotec, a renowned and internationally active supplier of research antibodies, more than tripled MorphoSys's existing Research Antibodies segment revenues and established the Company as one of the leading suppliers of research antibodies and antibody research technologies in Europe. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the United States



James Bernard, Managing Director, AbD Serotec • Tim Bernard, Head of Global Sales, AbD Serotec • Dr. Achim Knappik, Head of R&D, AbD Serotec • Joanne Crowe, Head of Marketing, AbD Serotec • Dieter Lingelbach, Division Head, AbD Serotec

and in the United Kingdom as well as in Germany, France and Scandinavia. Serotec (Serotec Ltd., Serotec, Inc., Serotec GmbH and Oxford Biotech Ltd.) has become a wholly owned subsidiary of MorphoSys AG and is being integrated within MorphoSys's existing Research Antibodies segment represented at that time by the Biogenesis and Antibodies by Design brands.

The purchase price of approximately £ 20 million (roughly € 29.3 million) has been paid via approximately £ 14 million (roughly € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind.

INTEGRATION

During 2006, the newly acquired Serotec Group was integrated in MorphoSys's existing Research Antibodies segment. All products were combined in one sales catalog, and all offerings and marketing activities have been consolidated. The existing websites were integrated, and will be further expanded as an e-commerce platform.

In August, a new US office in the technology cluster Research Triangle Region near Raleigh, North Carolina, USA, was opened. The new 500-square-meter facility will provide additional space for new staff, increased stock levels for the expanded product range, and the expansion of sales for the custom monoclonal antibodies provided by AbD. All US activities of the AbD segment were concentrated in Raleigh, but another sales representation was kept in Brentwood, New Hampshire, USA.

By the end of 2006, all UK-based activities of AbD were centralized in a new building in Oxford, UK. The 2,200-square-meter facility acts as new UK headquarters for the MorphoSys Group of companies.

For 2007, a streamlining of corporate structure in order to increase administrative efficiency is planned.

BUSINESS DEVELOPMENT

Customer satisfaction determines MorphoSys's success. We strive to establish long-term partnerships and customer relationships, bringing lasting success to both sides. In the Therapeutic Antibodies segment, MorphoSys has shown an outstanding track record in establishing and expanding existing partnerships over the years, and more recently also in the AbD segment.

THERAPEUTIC ANTIBODIES SEGMENT

In 2006, the Company expanded several existing partnerships and signed new collaborations in the Therapeutic Antibodies segment. The following partnerships were either established or expanded in the 2006 fiscal year (in alphabetical order). For a detailed description of other partnerships, please refer to the Notes to the Consolidated Financial Statements – section 25.

DAIICHI SANKYO – SECOND PARTNERSHIP IN JAPAN

In March 2006, MorphoSys announced a license agreement and therapeutic antibody collaboration with Japan's pharmaceutical group Daiichi Sankyo for an initial two-year term with the option of an extension of up to three more years. For the Company, it is the second commercial partnership with a top 10 pharmaceutical company in Japan. MorphoSys's HuCAL GOLD library was installed at Daiichi Sankyo's research site in Tokyo.

Daiichi Sankyo committed to start one therapeutic antibody program with MorphoSys and received an option for further programs. MorphoSys will apply its proprietary HuCAL GOLD technology to generate antibodies against a target provided by Daiichi Sankyo. Subsequently, Daiichi Sankyo will be responsible for preclinical and clinical development as well as the ensuing marketing of resulting products. If extended beyond the initial two-year period, the contract provides Daiichi Sankyo with access to additional MorphoSys capabilities, such as target validation, antibody optimization and preclinical development. Such an extension would trigger an additional up-front payment and result in increased research funding for MorphoSys.

NOVARTIS – LARGEST ALLIANCE FURTHER EXPANDED

In June 2006, MorphoSys announced an expansion of its existing collaboration with Novartis. The collaboration, which is currently MorphoSys's largest partnership, will now go through May 2011. Novartis committed itself to increase the number of new therapeutic antibody projects annually – resulting in increased levels of Novartis's funding for research and development at MorphoSys. In addition, Novartis will have the option to gain access to the MorphoSys HuCAL GOLD library at an additional research site and will have access to the newly developed RapMAT quick-affinity optimization technology at the HuCAL library installation sites for optimization of non-therapeutic antibodies. Furthermore, the agreement also provides for increased annual license fees, with commercial license fees, research and developmental milestones, and royalties on marketed antibody products remaining unchanged. The non-exclusive option on internalization of the entire MorphoSys HuCAL technology platform, offered to Novartis under the terms of the initial collaboration in 2004, remains in place.

ONCOMED PHARMACEUTICALS – UNIQUE APPROACH IN CANCER THERAPY

The US-based biopharmaceutical company OncoMed Pharmaceuticals, Inc., has acquired a license to use MorphoSys's HuCAL technology in the research and development of human therapeutic antibodies for the treatment of various cancers, including breast, lung, colon and prostate cancer by targeting cancer stem cells. The two-year contract includes an option for OncoMed to develop HuCAL-derived therapeutic antibodies. The agreement includes an up-front payment and annual user fees.

PFIZER – EXPANSION DOUBLES POTENTIAL DEAL VOLUME

In December 2006, MorphoSys announced an early expansion of its collaboration with Pfizer until the end of 2011. Under the extended agreement, Pfizer has the option to begin new therapeutic antibody projects with MorphoSys resulting in an increased level of programs to be performed within the collaboration. As a result, the potential value for MorphoSys in research funding and potential developmental milestone payments increased to more than US$ 100 million, not including royalties. Additionally, the extension triggered a one-off payment from Pfizer to MorphoSys.

SCHERING-PLOUGH – INCREASED MARKET SHARE AMONG BIG PHARMA

In May 2006, MorphoSys signed an initial two-year license agreement with the Schering-Plough Corporation for the use of its HuCAL GOLD technology in the research and development of human therapeutic antibodies. Under the terms of the agreement, MorphoSys grants access to its proprietary antibody library to Schering-Plough for use in its drug discovery programs at one research site. Schering-Plough has the option to develop HuCAL-derived therapeutic antibodies against up to ten disease-related targets.

The initial two-year term of the agreement also provides Schering-Plough with the option of an extension of up to three more years. The HuCAL GOLD antibody library was installed at Schering-Plough's research site in Palo Alto, California, USA, the location of Schering-Plough Biopharma, an affiliate of the Schering-Plough Research Institute.

COLLABORATIONS WITH ACADEMIC INSTITUTES

In addition to the commercial partnerships with pharmaceutical and biotechnology companies, MorphoSys has forged two relevant collaborations with leading academic institutes which offer potential benefits for both business segments.

THE BURNHAM INSTITUTE

In November 2006, MorphoSys signed a broad alliance with the Burnham Institute for Medical Research in La Jolla, California, USA, covering the use of fully human recombinant research antibodies and the commercialization of resulting products. The Burnham Institute will receive access to novel HuCAL GOLD-based research antibodies from AbD to identify and validate target molecules with potential medical implications. MorphoSys retains the commercialization rights for all antibodies emerging from the collaboration both as research antibody tools distributed via the AbD sales catalog as well as in therapeutic or diagnostic applications.

COLLABORATION WITH LEADING RESEARCH INSTITUTE IN JAPAN

MorphoSys and its partner the GeneFrontier Corporation have expanded their existing marketing alliance in Japan. The collaboration now also covers the generation of HuCAL-derived antibodies for proteome research and target validation together with a leading Japanese research organization as well as the commercialization of resulting antibody products. GeneFrontier will utilize MorphoSys's HuCAL GOLD antibody library to generate novel HuCAL antibodies against targets provided by the research institute. For this purpose, the HuCAL antibody technology was installed at GeneFrontier's research laboratories within a research facility in Tokyo. GeneFrontier will provide MorphoSys with financial compensation for access to the technology. Both companies agreed to share the commercialization rights for all antibodies discovered in this project. Similar to the contract with the Burnham Institute, this contract offers significant new product potential for the AbD division, but also a potential long-term benefit for MorphoSys's therapeutic business.

RESEARCH ANTIBODIES SEGMENT

In the Research Antibodies segment, several agreements were signed in 2006. The common aim of these activities is to support the central goal of the Company in this segment, namely, to make HuCAL the industry standard for research antibody generation.



Steve Yoder, Head of Licensing & IP • Dr. Barbara Krebs-Pohl, Head of Business Development • Dr. Harald Watzka, Head of Alliance Management

CHEMICON – HUCAL ANTIBODIES POSITIONED IN LEADING MARKETING CHANNEL

In January 2006, MorphoSys and Chemicon International, Inc., a unit of the Millipore Corporation, signed a three-year agreement for the distribution of HuCAL-based recombinant research antibodies through Chemicon's worldwide sales network. Chemicon may market the licensed HuCAL-based research antibodies for use in *in vitro* research as stand-alone products or as components of reagent kits and may, in addition, also market the antibodies for clinical diagnostic applications. MorphoSys receives payment for antibody generation, optional additional fees, and royalties on all products.

CHIMERA BIOTEC – CO-MARKETING AGREEMENT WITH ANTIGEN SERVICE PROVIDER

In February 2006, AbD and Chimera Biotec GmbH announced the start of a co-marketing agreement. The parties agreed to co-market the rapid generation of monoclonal HuCAL antibodies by AbD and Chimera Biotec's complementary Imperacer™ assay technology for ultrasensitive antigen detection. Each partner will offer the other partner's services to its customers throughout the worldwide market.

HUCAL ANTIBODIES IN BIODEFENSE-RELATED PROJECTS

In September 2006, AbD was able to secure a contract as the sole source on a biodefense-related project by USAMRIID, an organization of the US Army Medical Research and Materiel Command and lead medical research laboratory for the US Biological Defense Program. USAMRIID has ordered fully human recombinant research antibodies against five bacteria-derived toxins. AbD generated these antibodies successfully within five weeks using the HuCAL GOLD antibody library and delivered the requested products to USAMRIID.

Biological toxins derived from living organisms, such as bacteria and other microorganisms or plants, are biological agents with potential implications in bioterrorism. HuCAL-derived antibodies may support the development of countermeasures against such biological toxins or act as therapeutic agents themselves.

RESEARCH AND DEVELOPMENT/ALLIANCE MANAGEMENT

MorphoSys uses its own HuCAL technology for the development of therapeutic antibodies and research applications. Its technology has been thoroughly tried and tested in numerous partnerships. The following represents the progress made in proprietary product and technology development as well as existing collaborations throughout the year:

THERAPEUTIC ANTIBODIES SEGMENT

MOR103 AS NEW LEAD PRODUCT ON TRACK TO CLINIC

At the beginning of 2006, MorphoSys rearranged the further development of its proprietary therapeutic antibody programs. As a result of a strategic review process initiated in 2005, MorphoSys decided to focus the majority of its efforts on its anti-inflammatory compound MOR103 as new lead compound in the indication of rheumatoid arthritis. MOR103 is a fully human HuCAL antibody against an undisclosed target. The Company intends to evaluate clinical efficacy of the compound. As a next development step, MorphoSys will provide all necessary information to regulatory authorities and ethics committees within the second half of 2007 to start human clinical trials.

In regard to MorphoSys's cancer-related MOR202 antibody program, the Company generated additional preclinical data around this project, and a preclinical candidate was selected.

MorphoSys discontinued further development of its anti-ICAM-1 program, which consisted of the MOR101/MOR102 therapeutic antibody projects.

ACCESS TO FULLY HUMAN CELL LINE FOR MOR103

In August 2006, MorphoSys AG signed a second PER.C6® license agreement with Dutch biotechnology company Crucell N.V. and a biopharmaceutical manufacturing agreement with its technology partner DSM Biologics. The license agreements allow MorphoSys to use the PER.C6® cell line in the production of clinical-grade material for the development of its proprietary MOR103 therapeutic antibody program. Production of clinical-grade material is a relevant step to keep to the timeline for this project.

BOEHRINGER INGELHEIM STARTS NEW CANCER PROGRAM

In November 2006, MorphoSys and Boehringer Ingelheim expanded their existing collaboration with a new antibody program. Boehringer Ingelheim exercised an option for optimizing a therapeutic HuCAL antibody and acquired an exclusive license for this project. The antibody identified by Boehringer Ingelheim at its research site in Vienna, Austria, is directed against a cancer disease-related target molecule. As a result, the collaboration now includes three areas of disease – the development of new therapies against cancer, inflammatory and cardiovascular diseases.

FURTHER PROGRESS IN CENTOCOR COLLABORATION

In February 2006, MorphoSys AG announced the achievement of a fourth therapeutic milestone within the scope of its collaboration with Centocor, Inc. In meeting the milestone, MorphSys developed several highly optimized fully human IgG antibodies against a Centocor target involved in inflammatory and autoimmune diseases. The HuCAL GOLD antibodies passed predefined criteria. Achievement of the milestone triggered a payment from Centocor to MorphoSys.

FIRST CLINICAL DATA WITH HUCAL ANTIBODY 1D09C3

In December 2006, MorphoSys's partner GPC Biotech presented preliminary clinical data for the HuCAL-derived anticancer antibody 1D09C3 at the 48th Annual Meeting of the American Society of Hematology. 1D09C3 is currently in a phase 1 clinical program that is evaluating the antibody in patients with relapsed or refractory B-cell lymphomas, who have failed prior standard therapy. The objectives of the phase 1 program are to determine the maximum tolerated dose and to establish a recommended dose for a phase 2 efficacy trial. The preliminary data from 25 patients suggest that the HuCAL-antibody is well tolerated in this heavily pretreated patient population. A maximum tolerated dose had not yet been reached. Hints of antitumor activity were observed in two patients.

PROGRESS IN COLLABORATION WITH MERCK & CO., INC.

In December 2005, MorphoSys signed a license agreement with the US pharmaceutical company Merck & Co., Inc., for the use of its HuCAL GOLD and AutoCAL technologies in research and development of human therapeutic antibodies. During the course of 2006, installation of the Company's proprietary AutoCAL technology was successfully completed at two of Merck's research sites, Rome, Italy, and West Point, Pennsylvania, USA, and milestone payments were received.

ALZHEIMER ANTIBODY ENTERED CLINICAL TRIALS

In January 2006, MorphoSys's partner Roche filed all necessary applications to commence a European phase 1 clinical trial with a HuCAL-derived antibody to treat Alzheimer's disease. This clinical trial is currently underway in patients.

The HuCAL antibody targets are intended to remove abnormal build-ups of amyloid beta protein in cerebral tissue, which are typical to Alzheimer disease progression. The applications filing to commence clinical trials triggered a clinical milestone payment from Roche to MorphoSys.

FIRST HUCAL USER DAY

In December 2006, MorphoSys held its first HuCAL GOLD User Day in San Diego, California, USA, on the back of the international IBC's Antibody Engineering Conference. The meeting was intended to support and intensify the interaction between MorphoSys and its partners, and to increase the partners' knowledge of the HuCAL technology and handling.

RESEARCH ANTIBODIES SEGMENT ABD

Due to the activities of the Research Antibodies segment, HuCAL antibodies have found their way into many new areas of application. In 2006, the following research-related items arising from the AbD business were announced.

PARTNERSHIP WITH JAPANESE KAZUSA DNA RESEARCH INSTITUTE

In May 2006, AbD concluded a research and development program with the Japanese Kazusa DNA Research Institute. The two parties have jointly developed and characterized a series of recombinant research antibodies from MorphoSys's HuCAL GOLD antibody library. The antibodies are directed against proteins sourced from Kazusa's mKIAA cDNA cloning and expression project, which aims at identifying and characterizing previously unidentified genes and their corresponding proteins. Both parties share distribution rights and have made these HuCAL antibodies available via the sales catalogs of the Kazusa Institute and AbD.

HUCAL ANTIBODIES IN PARKINSON AND ALZHEIMER RESEARCH

In December 2006, AbD presented results from one of its customers at Japan's renowned Hokkaido University obtained by using HuCAL-derived antibodies. A set of monoclonal and fully human mini-antibodies was selected that specifically recognize the DJ-1 protein oxidized at a single amino acid. The analysis demonstrated that the HuCAL-based antibody fragments provide a set of useful probes for studying the DJ-1 protein. DJ-1 was initially identified by researchers at Hokkaido University as a novel cancer target and has recently been linked to certain forms of Parkinson's and Alzheimer's disease. As with other HuCAL-based antibodies generated for customers, AbD has made a DJ-1-specific antibody available via its sales catalog and customer website.



Dr. Robert Friesen, Head of Preclinical Development • Dr. Ralf Ostendorp, Senior Director, R&D • Dr. Markus Enzelberger, Senior Director, R&D • Dr. Armin Weidmann, Director, R&D • Dr. Margit Urban, Senior Director, R&D

PROPRIETARY TECHNOLOGY DEVELOPMENT AND IMPROVEMENTS

LAUNCH OF NEW TECHNOLOGY PLATFORM

In December 2006, MorphoSys presented a new technology platform called RapMAT, a new antibody optimization system. The RapMAT approach improves MorphoSys's capabilities to generate antibodies using the proprietary HuCAL GOLD antibody library and reduces the time until promising lead candidates can be isolated. The new system works hand in hand with the established HuCAL GOLD technology and builds on its advantageous features, such as its modular design with unique restriction sites flanking all important segments of the antibody genes. Resulting antibodies remain of fully human composition.

INTELLECTUAL PROPERTY

Securing and exploiting intellectual property (IP) remains a core focus of MorphoSys. In line with this philosophy, MorphoSys is active in seeking, when appropriate, IP protection for its proprietary drug candidates and its drug discovery platforms. Thus, at times, the Company pursues trade secret protection in lieu of filing patent applications when it believes the former will bring more value to the Company. In 2006, the Company filed numerous patent applications, including those covering its proprietary antibody programs and advances to its robust discovery platforms. IP continues to play a key role in the Company's successful partnering track record. For example, MorphoSys filed for IP protection on its RapMAT technology, access to which was a feature of the expansion of its collaboration with Novartis in June 2006.

HUMAN RESOURCES

MorphoSys's future success relies on having an expert and committed workforce. One of the key management tasks is to attract and maintain highly qualified and motivated employees for all areas of the Company.

LONG-TERM PERFORMANCE-RELATED REMUNERATION

All employees participate in the operational and financial success of the Company. In order to strengthen and expand the reward system for individual contribution, MorphoSys offers a performance-based bonus to all employees. This bonus supplements the existing remuneration system and opens up an additional performance incentive. Employee bonuses are based on the success of the Company and on personal performance. By setting personal goals, department goals and Company goals, each employee has the chance to contribute to the successful development of MorphoSys and to participate in its success.

In addition to the performance-related compensation, all employees have the chance to participate in a stock option or convertible bond program as part of a long-term equity incentive scheme. The aim of this program is to give employees a long-term stake in the success of the Company.

QUALIFICATION AND TRAINING

Supporting science and management education is a priority for MorphoSys. The Company offers career opportunities in the areas of research and product development as well as a variety of management positions. All employees enjoy a wide range of professional and personal development programs as well as a working environment that encourages enthusiasm and collaboration among departments and between the Company's different locations.

HUMAN RESOURCES

One of the most important goals of the human resources department is to provide an optimal working environment for all employees. Flexible working hours and employment arrangements have a long tradition at MorphoSys; the goal being to help strike a better balance between professional duties and private needs, which in turn contributes to employee commitment to the Company. MorphoSys provides equal opportunities to women and men at their workplace. This tradition is based on the open and international corporate culture that has characterized the Company from the beginning and has remained strong up to the present day.

NUMBER AND QUALIFICATION OF EMPLOYEES

On December 31, 2006, the MorphoSys Group employed 279 people (December 31, 2005: 172). On average, the MorphoSys Group employed 265 people in 2006 (2005: 170).

Of the 279 employees, 98 people were employed by the Serotec Group on December 31, 2006, and on average 88 in the course of the year.

Of the 279 employees, 155 worked in research and development and 124 in sales, general and administration. On December 31, 2006, 59 of MorphoSys's employees held a Ph.D. degree (December 31, 2005: 46).

Of the 279 employees, 158 were engaged in the Therapeutic Antibodies segment and 121 in the AbD segment.

On December 31, 2006, MorphoSys had 1 apprenticeship position (December 31, 2005: 1).

	NUMBER OF EMPLOYEES
Germany	183
UK	78
USA	18
TOTAL	**279**

EMPLOYEES OF MORPHOSYS GROUP


172
279
2005
2006
50
100
150
200
250
300

SUPERVISORY BOARD

At the Annual Shareholders' Meeting held in Munich on May 17, 2006, MorphoSys's shareholders re-elected Prof. Dr. Jürgen Drews and Prof. Dr. Andreas Plückthun to the Supervisory Board.

JOB SAFETY

Regular medical checks are carried out for the MorphoSys employees. An initial medical check-up is performed for all new employees of the research and development department. In addition, the Company offers all employees in research and development the option to be vaccinated against hepatitis A and B.

MorphoSys conducts its research in safety level "Bio I" and "Bio II" laboratories under strict observance of all relevant legal guidelines. Internal standards are more stringent than those guidelines which are legally required.



Dr. Günter Wellnhofer, Head of Technical Operations • Silvia Dermietzel, Head of Human Resources

As part of the expert team of employees responsible for work safety, biological safety and fire prevention, there is one designated employee dedicated to work safety alone. This person is responsible for providing employees with regular training and updates to inform them of the latest guidelines. MorphoSys employees are familiar with all requirements relating to job safety, handling of hazardous materials as well as accident and fire prevention. During 2006, there were no industrial accidents reported.

Due to regular maintenance by internal employees, all laboratory equipment adheres to the highest possible standard of safety.

REMUNERATION REPORT

REMUNERATION OF THE MANAGEMENT BOARD

The annual remuneration of the members of the Management Board consists of a fixed component, a performance-related bonus, a medium- and long-term performance-related component in the form of convertible bonds and stock options as well as of other fringe benefits. Each year, the appropriateness of the total compensation packages is subject to a review of the Remuneration & Nomination Committee. The complete compensation packages are compared to the outcome of the Annual German Biotechnology Industry Remuneration Study (GRS Study), and to other international benchmark sources. The adjustments to the compensation packages are adopted by the plenum of the Supervisory Board. The last date on which salaries were adjusted was in July 2006.

The total annual salary of the members of the Management Board comprises the fixed components plus additional other compensatory benefits, which encompass primarily the use of company cars, the reimbursement of travel and telephone costs, allowances for health, social care and invalidity insurances as well as special allowances and benefits received when working outside of the home country. Furthermore, all members of the Management Board participate in private pension funds. MorphoSys pays the monthly contribution to these funds. These payments are included here as other compensatory benefits and amount to 10% of the annual fixed salary of each Management Board member plus tax contribution.

Additionally, each member receives a performance-related cash bonus payment. Such payments are dependent on individual goals and company-related goals, which are determined by the Supervisory Board at the beginning of each fiscal year. The corporate performance targets reflect operating performance as measured by revenues and net income and other Company goals such as share performance or the successful integration of business units. At the end of the year, the Supervisory Board evaluates the level of attainment of these goals. The bonus is determined by the Supervisory Board on the basis of the Company's business development after due assessment of the circumstances. Approximately one-third of the bonus payment is dependent on personal goals, the other two-thirds depend on the extent to which the Company goals have been reached.

In the fiscal year 2006, the total cash remuneration paid to the members of the Management Board amounted to € 1,156,415 (previous year: € 887,964). The table below shows the detailed and individualized compensation for the Management Board in 2006:

in €	FIXED COMPENSATION	PERFORMANCE-RELATED COMPENSATION	OTHER COMPENSATORY BENEFITS	TOTAL COMPENSATION 2006
Dr. Simon E. Moroney	290,000	139,024	77,313[2]	506,337
Mr. Dave Lemus	204,750	104,973	99,456[3]	409,179
Dr. Marlies Sproll	181,500	13,052[1]	46,347[4]	240,899

[1] Performance-related compensation for November and December 2005 (Dr. Sproll was appointed as member of the Management Board as of November 1, 2005)
[2] Includes € 68,913 annual contribution to private pension fund and allowances to insurances
[3] Includes € 48,283 annual contribution to private pension fund and allowances to insurances
[4] Includes € 40,088 annual contribution to private pension fund and allowances to insurances

The long-term performance-related remuneration consists of convertible bonds and stock options under the plans as resolved by the Annual Shareholders' Meeting. These are outlined in the (P.72) "Equity-based Compensation* for the Management Board" section below.

In 2006, 25,000 stock options were granted to Dr. Marlies Sproll in connection with her appointment as Chief Scientific Officer. Additionally, 14,248 convertible bonds were granted to members of the Management Board in 2006. The value of the stock options and convertible bonds granted to members of the Management Board under the 2002 option and convertible bond plan attributable to fiscal year 2006 totaled € 676,399 (2005: € 697,410).

During 2006, members of the Management Board exercised convertible bonds and subsequently sold the new shares. Further details are given in the schedule provided under "Directors' Dealings" in MorphoSys's Corporate Governance Report.

No credit or similar benefits were granted to members of the Management Board. In the year under review, the Management Board members received no benefits from third parties that were either promised or granted in view of their position as a member of the Management Board.

The service contracts for the Chief Executive Officer Dr. Simon E. Moroney and the Chief Financial Officer Mr. Dave Lemus have a term of three years each. Dr. Marlies Sproll was appointed as Chief Scientific Officer for the first time in November 2005; her respective service agreement has a term of two years. In the event of a non-reappointment and non-prolongation of the service agreement, each member of the Management Board is entitled to receive a severance payment in the amount of one annual fixed salary. If the service contract of a member of the Management Board is terminated by death, his/her spouse or partner for life is entitled to the monthly fixed salary for the month of death and the following twelve months. After a change of control transaction, each member of the Management Board is allowed to extraordinarily terminate his/her service contract and may demand the outstanding fixed salary for the remaining contractually provided term of contract, or two years, whichever is greater. Furthermore, in such a case, all granted stock options and convertible bonds shall be treated as immediately vested.

REMUNERATION OF THE SUPERVISORY BOARD

The compensation of the members of the Supervisory Board is specified by resolution of the Annual Shareholders' Meeting. In accordance with the German Corporate Governance Code, members of the Supervisory Board receive fixed as well as performance-related compensation. It takes into account the responsibilities and scope of tasks of the members of the Supervisory Board as well as the economic situation and performance of the Company.

In the 2006 fiscal year, the members of the Supervisory Board received a total of € 259,000 (2005: € 190,500), excluding reimbursement of travel expenses, which was in accordance with the Annual Shareholders' Meeting resolution of May 17, 2006. This amount consists of fixed remuneration and attendance fees.

The table below shows the detailed compensation for the Supervisory Board in 2006:

in €	FIXED COMPENSATION	VARIABLE COMPENSATION	TOTAL COMPENSATION
Dr. Gerald Möller, Chairman	40,000	24,500	64,500
Prof. Dr. Jürgen Drews, Deputy Chairman	30,000	11,000	41,000
Dr. Daniel Camus	25,000	20,000	45,000
Dr. Metin Colpan	25,000	7,500	32,500
Prof. Dr. Andreas Plückthun	23,500	7,500	31,000
Dr. Geoffrey N. Vernon	26,500	18,500	45,000

The German Corporate Governance Code proposes that remuneration of the Supervisory Board should also include components based on the long-term success of the Company. The Annual Shareholders' Meeting of MorphoSys AG decided on May 17, 2006, in favor of a revenues-related compensation program in the form of phantom stocks. In addition to the cash compensation, the Supervisory Board members will receive these phantom stocks, subject to a performance hurdle. A phantom stock is a claim on the Company to a cash payment of the difference between the stock exchange price at the end of the holding period and the exercise price. The holding period for phantom stocks is three years, beginning with the issue date on January 1, 2007, and ending on December 31, 2009. An amount will only be paid if the Company's consolidated revenues for the year show an average annual growth rate of at least 20%. In total, payments by the Company under this plan to the Supervisory Board as a whole must not exceed the amount of € 80,000 ("cap").

The Chairman of the Supervisory Board has received 2,500 phantom stocks, the Deputy Chairman 2,000 phantom stocks, and the members of the Supervisory Board 1,500 phantom stocks each.

In 2006, MorphoSys entered into consulting agreements with the member of the Supervisory Board Prof. Dr. Andreas Plückthun and another scientist of Prof. Dr. Plückthun's research team at the University of Zurich, Switzerland, ending December 2008. According to the agreements, the consultants shall provide consulting services in the antibody and scaffold fields. Under this agreement, Prof. Dr. Andreas Plückthun may receive payments of up to € 14,000 per year, depending on the extent to which the Company draws on his consultancy. Additionally, MorphoSys pays a yearly fee of SFr. 135,000 for its sponsored research agreement to the University of Zurich, represented by Prof. Dr. Andreas Plückthun. Both agreements were approved by the Supervisory Board plenum. No other consultancy agreements with members of the Supervisory Board are currently in place.

No members of the Management Board or the Supervisory Board were granted Company loans.

EQUITY-BASED COMPENSATION FOR THE MANAGEMENT BOARD

STOCK OPTIONS AND CONVERTIBLE BONDS

The Supervisory Board also decides each year on the number of stock options or convertible bonds to be allocated to the Management Board members. Stock options are only granted in the event of a new appointment of a member of the Management Board or in the case of a renewal of a service agreement. Every year, all employees, including the Management Board, are offered convertible bonds as a mid-term performance-related compensation component.

Since the implementation of equity-based compensation programs at MorphoSys AG, stock options or convertible bonds are only issued twice a year on the same predefined dates. The following overview shows the number of stock options and convertible bonds issued in 2006 to members of the Management Board (please see also 2002 Employee Stock Option Program and 2002 Employee Convertible Bond Program, see sections 15 and 16 of the Notes to the Consolidated Financial Statements) and their potential current value:

MEMBER OF MANAGEMENT BOARD	NUMBER OF CONVERTIBLE BONDS	STRIKE PRICE in €	GRANT DATE	EXPIRY DATE	FAIR VALUE OF ONE STOCK OPTION/CONVERTIBLE BOND in €	FAIR VALUE AT THE TIME OF THE GRANT in €
Dr. Simon E. Moroney	5,699	44.12	Jan. 15, 2006	Dec. 31, 2008	14.03	79,957
Mr. Dave Lemus	4,749	44.12	Jan. 15, 2006	Dec. 31, 2008	14.03	66,628
Dr. Marlies Sproll	3,800	44.12	Jan. 15, 2006	Dec. 31, 2008	14.03	53,314
	NUMBER OF STOCK OPTIONS					
Dr. Marlies Sproll	25,000	44.12	Jan. 15, 2006	Dec. 31, 2011	18.66	466,500

STOCK OPTION PROGRAMS

The current stock option plan of 2002 provides for the issuance of nontransferable option rights to employees and to the Management Board. The option rights have a maximum life of five years. Additionally, a two-year holding period is required after the date of grant, after which the holder of the option rights can exercise up to the number of vested option rights, on the condition that the value of the underlying stock has exceeded the stock price at the time of the grant by at least 20% on one trading day before the exercise.

CONVERTIBLE BOND PROGRAMS

The current convertible bond program of 2003 provides the issuance of non-interest-bearing convertible bonds with a par/nominal value of € 1.00 each to employees and to the Management Board. The beneficiaries may only exercise the conversion rights after the expiration of a waiting period of one year after the grant date. Each convertible bond with a nominal value of € 1.00 can be exchanged for one share of ordinary no-par value common stock of the Company against payment of the exchange price. Furthermore, the exercise of the convertible bonds is subject to the performance target that the value of the underlying stock has exceeded the stock price at the time of the grant by at least 10% on one trading day before the exercise.

For a more detailed description of the various stock option and convertible bond programs currently in operation, see sections 15 and 16 of the Notes to the Consolidated Financial Statements.

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

The Company is active in the healthcare sector, and has developed new technologies for the generation of fully human antibodies for therapeutic applications, but also for research and diagnostics purposes. MorphoSys's technologies can help improve treatment options for life-threatening diseases within an aging population. The demand for innovative therapeutics, helping to ameliorate the quality of life of patients, is constantly increasing and allows the Company to grow its business globally.

MorphoSys is dedicated to sustainability and corporate social responsibility, as is clearly described in MorphoSys's credo. The management of the Company is convinced that responsible and effective environmental protection and good corporate citizenship are essential to entrepreneurial success. In 2003, MorphoSys introduced a code of ethics directed at the members of the Management Board and those persons of the Company responsible for finance, controlling and accounting at the Company. Senior Management and the Company's financial staff play an important and distinctive role within the Company's corporate governance in that these personnel are authorized and entrusted to ensure that accurate financial information is provided to investors quickly. The code of ethics – together with the related internal standards and policies, e.g. for safety, health and environmental protection – regulate corporate procedures and responsibilities.

MorphoSys is increasingly active in fulfilling its role as a socially responsible company. One of MorphoSys's main goals in regard to corporate culture and human resources is to secure a healthy work-life balance for its employees and their families. As a part of this effort, MorphoSys – together with other Munich-based biotechnology companies – founded a local kindergarten called "BioKids" in 2002 and has supported this both financially and in terms of active participation since that time. A member of MorphoSys has been consistently on the advisory board of the holding company Kita BioRegio e.V., which represents "BioKids."

Due to a change in the German education system, schools will be seeking closer collaborations with industry partners from 2007 onwards in order to prepare students for an earlier entry into working life. MorphoSys supports this program. As a part of its open-door policy, MorphoSys already presents itself on a regular basis to visitors at an annual open house and throughout the year.

MorphoSys offers wide-ranging employment opportunities, offering employment for school-leavers looking for vocational training, graduate students' diploma thesis as well as internships for students and technical assistants.

At the end of each year, the employees of MorphoSys AG support a local charitable non-profit organization with private donations. In 2006, MorphoSys's staff donated approximately € 1,000 to Lebenshilfe e.V. Schmalkalden, an organization supporting handicapped people.

INFORMATION TECHNOLOGY

MorphoSys continued its growth of head count and operations in 2006. For that reason, an IT infrastructure was introduced, in particular for server consolidation. All affiliates are members of the MorphoSys worldwide IT network, to improve business performance and ensure business continuity.

During 2006, all newly acquired affiliates were integrated into the corporate network to ensure the secure and reliable exchange of data and information. Administration of all affiliates is performed at the Company's headquarters in Munich. A global IT policy was implemented to introduce Group-wide security standards and worldwide use of data and applications.

All products from the former Biogenesis and Serotec units were merged into a new database. The launch of a new Web shop, which will be based on the new product database, is scheduled for the first half of 2007.

MorphoSys completed a relaunch of the corporate portal in June 2006. The relaunch was necessary to fulfill the increasing requirements of the two business segments of MorphoSys. It provides a comprehensive information platform of all business aspects for MorphoSys's customers, partners and shareholders.

The IT department of MorphoSys has developed a new business offer, supplying MorphoSys's partners with new bioinformatics software for sequence analysis of identified HuCAL antibodies. This system, named SAS, has already been installed at Merck & Co., and the installation for Novartis is scheduled for early 2007.

MorphoSys currently plans to implement a new ERP (enterprise resource planning) software for its S, G&A functions. Once established, it is anticipated that the new software system will be implemented across the MorphoSys Group (including its subsidiaries in the United States and the United Kingdom) after 2007.

In December 2006, MorphoSys received Microsoft's annual EMEA Customer Award at the Microsoft Convergence 2006 EMEA conference in Munich, Germany, for its innovative IT.

PROCUREMENT AND PRODUCTION

MorphoSys purchases raw materials and supplies from numerous suppliers. The Company procures all needed material from international suppliers, and tends to place its purchase orders with the most favorably priced suppliers, taking into consideration all relevant quality aspects. MorphoSys aims to secure strategic materials through medium- and long-term contracts, and has not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years. The price of raw materials and supplies may vary substantially.

MorphoSys produces human antibodies for research applications in the milligram to gram or more scale. For production purposes, MorphoSys has access to different expression systems, such as cell lines and expression vectors. For the expression of antibody fragments, MorphoSys uses bacterial expression systems, and has access to Wacker's secretion system for antibody fragment production. For the production of full IgGs, for example, MorphoSys uses the HKB.11 cell line in-licensed from Bayer and the PER.C6® cell line from Crucell.

For the production of clinical-grade material of MOR103, MorphoSys has signed a license agreement with Dutch biotechnology company Crucell N.V. and a biopharmaceutical manufacturing agreement with its technology partner DSM Biologics.

During 2006, MorphoSys achieved substantial discounts through global sourcing. As an example, all computer hardware is purchased from a global vendor, and the Company has established a global software license management system through its headquarters in Munich.

ENVIRONMENTAL PROTECTION AND QUALITY MANAGEMENT

Since high standards for quality, environmental protection and safety are critical success factors for MorphoSys, all relevant environmental issues are regularly monitored and assessed. The Company's entire waste disposal system is continually reviewed and evaluated with respect to the potential for improvement.

MorphoSys is not subject to direct regulation other than regulation generally applicable to businesses like itself. This includes various laws and regulations in effect in the different jurisdictions in which the Company operates, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. In total, the Company's research and development activities involve only small amounts of hazardous materials and chemicals.

QUALITY MANAGEMENT

Within the framework of our quality management system, all business processes are continuously scrutinized and enhanced. Continuous improvement processes are an element of all of the Company's processes.

One of the areas of focus for the Therapeutic Antibodies segment was the establishment of new and innovative analytical methods and biological assays for in-depth characterization of the Company's antibodies. The innovation process was triggered to further improve the therapeutic antibody development process by applying efficient selection and quality filters in the antibody generation process early on. Quality management does not only mean ease of application, convenience and high product performance, but also comprehensive product safety and testing, which are mandatory parameters for entering clinical trials.

Within the AbD segment, quality is the key to delivering a market-leading solution, and ISO9001:2000 accreditation, the European quality standard, has been in place at Serotec Ltd. since December 1994, and at Serotec, Inc. as well as Serotec France since May 2003. This quality system provides a sound framework from which to operate.

AbD sells a group of "CE" marked products that conform to the directives of the *in vitro* Medical Device Regulations and can be sold and used by customers as *in vitro* Medical Diagnostic Devices. Serotec Ltd. is planning to implement ISO13485:2006, the European standard for businesses involved in medical devices and *in vitro* diagnostic medical devices in 2007, and is currently working towards the implementation of good manufacturing practice (GMP). AbD is dedicated to delivering customers a solution and not just a product, no matter what they order or where they work. This commitment to customer satisfaction is demonstrated by means of a global quality guarantee and a free antibody location service.

DECLARATIONS PURSUANT TO § 315 PARA. 4 OF THE GERMAN COMMERCIAL CODE

1. As of December 31, 2006, the Company's share capital amounted to € 20,145,966 and is divided into 6,715,322 no-par value bearer shares. With the exception of 29,162 own shares, all issued shares are exclusively common shares with voting rights. The Management Board is not aware of any restrictions of the voting rights or the right to transfer. This also applies to restrictions which may result from shareholders' agreements. The Company has not been notified of direct or indirect shareholdings in its share capital exceeding 10% of the voting rights pursuant to § 21 German Securities Trading Act ("WpHG"). There are no owners of shares with privileged rights or other rights giving a right to control votes.

2. Pursuant to § 6 of the Company's Articles of Association, the Management Board shall consist of at least two members, with the Supervisory Board defining the concrete number of the members of the Management Board. The Supervisory Board may appoint a Chief Executive Officer and one or several representatives of the CEO.

3. The shareholders have provided the Management Board with the following authorizations to issue new shares or conversion rights or to purchase own shares:

3.1 Pursuant to § 5 para. 5 of the Articles of Association and with the approval of the Supervisory Board, the Management Board is authorized to increase the Company's share capital during the time period until April 30, 2011, in the amount of up to € 7,481,307 and by issuing 2,493,769 young bearer shares with no-par value for contribution in cash and/or in kind on one or several occasions (Authorized Capital I). The Management Board may, with the approval of the Supervisory Board, exclude the preemptive rights of the shareholders under the following conditions:

3.1.1 in the case of a capital increase in cash, to the extent that such exclusion is necessary to avoid fractional shares; or

3.1.2 in the case of a capital increase in kind, to the extent that the young shares are used for the acquisition of companies, shareholdings in companies, patents, licenses or other industrial property rights, or of assets which constitute a business in their entirety; or

3.1.3 in the case of a capital increase in cash, to the extent that young shares shall be placed at a stock exchange in context with a listing.

3.2 Pursuant to § 5 para. 6 of the Articles of Association and with the approval of the Supervisory Board, the Management Board is authorized to increase the Company's share capital in cash during the time period until April 30, 2011, by up to € 1,956,564 by issuing up to 652,188 young bearer shares with no-par value (Authorized Capital II). The preemptive rights of the shareholders may be excluded if (i) fractional shares are avoided and/or (ii) the issuance price of the young shares is not substantially below the stock exchange price of the listed shares of the same kind at the time of the final fixing of the issuance price.

3.3 Pursuant to § 5 para. 6 b of the Articles of Association, the Company's share capital shall be conditionally increased by an amount of up to € 5,488,686, divided into up to 1,829,562 bearer shares with no-par value (Conditional Capital III). The conditional capital increase shall only be accomplished (i) to the extent that owners of options and/or convertible bonds make use of their option and/or conversion rights issued by the Company until April 30, 2011, in accordance with the resolution of the Annual Shareholders' Meeting or (ii) to the extent that owners fulfill their duties to convert. The same shall apply to owners of options and/or convertible bonds issued by domestic or foreign affiliates, which are totally owned by the Company.

3.4 Furthermore, there exists a Conditional Capital I in the amount of up to € 46,785 (§ 5 para. 4 of the Articles of Association), a Conditional Capital II in the amount of up to € 644,325 (§ 5 para. 6 a of the Articles of Association), a Conditional Capital IV in the amount of up to € 1,393,761 (§ 5 para. 6 c of the Articles of Association) and a Conditional Capital V in the amount up of € 1,031,961 (§ 5 para. 6 d of the Articles of Association). These conditional share capitals may be used for the issuance of option and conversion rights to members of the Management Board and to employees of the Company or of its affiliates.

3.5 According to the resolution of the ordinary Annual Shareholders' Meeting 2006, the Company may purchase own shares in the amount of up to 10% of the share capital existing at the time of the said resolution. This authorization is valid until October 31, 2007. The Management Board may decide whether the shares shall be acquired as purchase order in the stock market or by virtue of a public offer. The acquired own shares may be used for the following purposes:

3.5.1 with the approval of the Supervisory Board, the shares may be redeemed; or

3.5.2 the shares may be used in order to fulfill conversion rights or option rights which have been granted by the Company or an affiliate; or

3.5.3 the own shares may be used as acquisition currency in context with the purchase of companies, shareholdings in companies, business assets, intellectual property rights or licenses.

4. After a change of control transaction, each member of the Management Board is allowed to extraordinarily terminate his/her service contract and may demand the outstanding fixed salary for the remaining contractually provided term of contract or for two years, whichever is greater. Furthermore, in such a case, all granted stock options and convertible bonds shall be treated as immediately vested. The same applies to some of the directors of the Company to whom options or conversion rights have been granted.

Additionally, the Company has commercial contracts with pharmaceutical partners, which may be affected in the event of a change of control and could affect future cash flows significantly.

RISK REPORT

MorphoSys AG operates on a global basis. Its business activities comprise different risks, which are relevant to many business functions. The business, financial condition and operating results of MorphoSys may be materially adversely affected by each of these risks. In line with the German "Corporate Sector Supervision and Transparency Act" ("Gesetz zur Kontrolle und Transparenz im Unternehmensbereich" – KonTraG), MorphoSys has established a comprehensive and effective system to identify, assess, communicate and manage risks across its functions and operations. Risk management has the goal of identifying risks as early as possible, limiting business losses by means of suitable measures, and avoiding risks that pose a threat to the Company's existence. Regular risk analyses at a corporate level are carried out in the areas of Legal, Taxes and Insurance, Human Resources, Finance, Corporate Communications, Strategic Planning and Controlling, Business Development, Research and Development as well as Production.

GENERAL BUSINESS-RELATED RISKS

MorphoSys is subject to the typical industry and market risks inherent to the development of fully human antibodies for use in research, diagnostics and therapy. It is known that the development of drugs takes 10 to 15 years, with high attrition rates. MorphoSys is minimizing these risks by partnering its products with pharmaceutical and biotechnology companies, which are responsible for clinical development and marketing. In general, there is a risk that none of the antibody products in MorphoSys's current antibody pipeline will be successfully developed. Within its second operating segment, the MorphoSys Group generates antibodies for research applications and diagnostics applications. There is a risk that those products will not fulfill the requirements of the customers, or that other products will be more favorably priced.

ACQUISITION RISKS

During 2006, MorphoSys acquired the Serotec Group, through which the Company has gained access to new distribution and sales channels. In the future, MorphoSys may acquire additional companies or technologies to increase market share and to complement existing business. Acquisition can expose the Company to risks associated with the assimilation of new technologies, operations, sites and personnel, the inability to generate revenues to offset acquisition costs, the issuance of dilutive equity securities, the inability to maintain relationships with employees and customers, and the incurring of additional expenses associated with future amortization or impairment of acquired intangible assets or potential business. The failure to address the aforementioned risks may prevent the Company from achieving the anticipated benefits from the acquisition within a reasonable time frame.

PRODUCT DEVELOPMENT RISKS

MorphoSys is committed to generating therapeutic antibodies for its commercial partners and, more recently, on its own account. Thus, the Company's product pipeline comprises both partnered and proprietary therapeutic antibody development programs. These programs are subject to a number of risks of failure inherent in the development of medical therapies. Product candidates require preclinical studies and clinical trials in humans as well as regulatory approval prior to commercialization. To date, none of the Company's licensees or partners has commercialized a product based on MorphoSys's HuCAL technology, and HuCAL-derived therapeutics are not expected to be commercially available for a number of years. In addition, none of the HuCAL-derived product candidates has successfully completed all stages of clinical testing and regulatory approval procedures. Preclinical and ongoing phase 1 studies may not predict and do not ensure safety or efficacy in humans, and are not necessarily indicative of the results that may be achieved in pivotal clinical trials with humans.

COMPETITION AND TECHNOLOGICAL CHANGE

MorphoSys's business environment is characterized by rapid change and intense competition. Its competitors include major pharmaceutical, chemical and biotechnology companies possessing greater financial, technical and marketing resources than those available to MorphoSys. In addition, certain biotechnology companies have formed collaborations with large established pharmaceutical companies to support the research, development and commercialization of products that may be competitive with those of MorphoSys. Moreover, certain research and academic institutions are also active in areas similar to those of MorphoSys. Some of MorphoSys's competitors are currently focusing their business efforts on gaining a share of the market and offer their technology at little or no cost to collaboration partners. The first pharmaceutical product to reach the market is often at a significant advantage to later entrants, particularly since subsequent potential entrants must prove an advantage of their product over products already on the market. There is a risk that MorphoSys's competitors could succeed in developing technologies and products that are safer, less costly and more effective than its technologies or products. In addition, there is a risk that these technologies could produce products that reach the market earlier and could be more successful than those developed by MorphoSys.

PRODUCT RISKS

The marketing and sale of antibody products and services for certain applications entails a potential risk of product liability, and there can be no assurance that product liability claims will not be brought against the Company. MorphoSys currently carries product liability insurance coverage. There can be no assurance, however, that the Company will be able to maintain such insurance at a reasonable cost and on reasonable terms or that such insurance will be adequate to protect MorphoSys against any or all potential claims or losses.

DEPENDENCE ON HEALTHCARE AND PHARMACEUTICAL SPENDING

MorphoSys is dependent on various sources of income, including, in particular, fees, milestone payments and royalties from licensees and partners, the financial condition of public treasuries and the financial markets, the government and governmental health authorities, research institutions, private health insurers and other organizations. Part of MorphoSys's revenues is derived from entering into collaborations with partners, including pharmaceutical companies. Many collaborative and/or out-licensing agreements provide for milestone payments and fees to be paid subject to the satisfaction of specific criteria. MorphoSys has no control over whether its partners or licensees will be able to meet such milestones, nor will MorphoSys be able to control whether products derived from its technology are being developed at all by its partners. Moreover, certain pharmaceutical companies may be more likely to seek to in-license products which have already reached a relatively advanced stage of development, such as phase 2 compounds, as opposed to less advanced product candidates still in preclinical stages. Consequently, the products in MorphoSys's pipeline may not reach a sufficiently advanced stage of development to be of interest to these pharmaceutical companies for some time. Therefore, the Company can offer no assurance that there will be a guaranteed revenues stream from current or future collaborations.

IP RISKS

MorphoSys has been involved in legal proceedings in Germany and certain foreign jurisdictions, including the United States. These involve claims brought by and against it for license or patent infringement, which arose in the ordinary course of business. After the settlement of the litigation with Applied Molecular Evolution/Eli Lilly in September 2005, no significant patent litigation is pending. However, the field of recombinant antibody libraries and phage display, in which the Company is active, is relatively new, and the intellectual property position of the various parties involved is complex and litigious. Therefore, MorphoSys can offer no assurance that further patent suits will not be brought by companies possessing existing patents or patents which have not yet been granted or which the Company is currently not aware of. Any such proceedings, if brought and subsequently decided against MorphoSys, could have an adverse material effect on the business, financial condition and operating results of MorphoSys.

ADDITIONAL FUNDING REQUIREMENTS

MorphoSys's future capital requirements will continue to be substantial and will be dependent on many factors, including its ability to find licensees and to enter into satisfactory collaboration agreements, as well as the success of such collaborations in generating revenues (e.g. licensing fees, milestone payments and royalties). The costs of the preclinical testing of MorphoSys's products and technologies and the costs associated with filing, defending and enforcing patent rights may exceed the returns from these products. MorphoSys may also need to raise additional funds in future years. The Company can offer no assurance that adequate funds will be available to MorphoSys when needed on satisfactory terms or at all. If adequate funds are not available or are not available on acceptable terms, MorphoSys may have to reduce its expenditures for research and development, production or marketing. Any such development could have an adverse material effect on MorphoSys's business, financial condition and results of operations. If additional funds are raised by issuing shares, stockholders are likely to experience a dilution of their interests.

CURRENCY RISKS

The Group accounts are administered in euros. A significant portion of revenues and expenses are earned and incurred in currencies other than the euro. Although the euro is the most predominant currency, others, especially the US dollar, and the British pound, and to lesser degrees the Swiss franc and the Japanese yen may experience fluctuations in the exchange rate to the reporting currency of euro, thus impacting financial results. The Company examines the necessity of hedging foreign exchange transactions to minimize the currency risk during the year and attempts to address these risks by regularly employing derivative financial instruments.

INTEREST RATE RISKS

Interest income earned on our available-for-sale financial assets is affected by changes in the relative level of market interest rates. The Company follows an investment policy which dictates that all investments must have at least an investment grade (BBB+) rating to qualify as an investment.

DEPENDENCE ON KEY PERSONNEL

MorphoSys has not experienced any difficulties in attracting or retaining key management or scientific staff, but the continued ability to recruit and retain qualified skilled personnel is critical to the Company's success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that MorphoSys will be able to attract and retain such personnel on acceptable terms. Planned activities will also require additional personnel, including management, with expertise in different areas. The inability to recruit such personnel or develop such expertise could have an adverse material impact on the Company's operations.

OTHER RISKS

Further, MorphoSys continuously monitors applicable environmental, health and safety, operational as well as other applicable statutory or industrial guidelines, and has implemented functions to comply with all of these effectively at each of our business locations. To minimize the manifold tax, corporate, employment, competition, IP and other legal frameworks, the Company's management bases decision making and design of policies and processes on the advice of external as well as internal experts. There could be other risks beyond risks described here that MorphoSys currently either deems as insignificant or is not aware of at the time of this report.

OPPORTUNITIES

The growing demand for healthcare will be met not only by using existing therapies, but also by new ones originating from advances in the understanding of the biology of disease and the application of new technologies. Innovative new products have been launched in recent years, which are changing therapeutic approaches and are improving the quality of life for patients. In addition, due to fast-developing economies such as India and China, the number of patients who can benefit from medicines is expanding. Taken together, these factors represent a significant opportunity for the healthcare industry.

MorphoSys is providing a cutting-edge technology for the development of fully human antibodies. Human antibodies have proven to be an extremely successful class of drugs, with tremendous growth potential. The demand for antibodies and the interest of the industry in this class of drugs has sharply increased over the last 12 to 18 months, clearly underpinned by several acquisitions and large licensing agreements in this field. But not only the use of antibodies as therapeutics, but also for research purposes and diagnostics applications, represents future growth opportunities for MorphoSys.

THERAPEUTIC ANTIBODIES

MorphoSys has established itself as one of the leading providers of fully human therapeutic antibodies. During 2005 and 2006, the scope of competition substantially decreased through the acquisitions of two major competitors. Only a few companies offer technologies to develop fully human antibodies. During the last years, MorphoSys has built up a strong international patent portfolio, and has secured its freedom to operate und to commercialize its technologies worldwide. Today, MorphoSys owns several issued and pending patents on its core antibody technologies, which provide the Company with protection from competition. Due to high market entry barriers for new companies, an increasing demand for antibody therapeutics as well as a decrease in competition, MorphoSys expects an increasing number of antibody programs and partnerships over the coming years.

By participating in drug development with multiple partners, MorphoSys has effectively lowered its risk profile. With currently more than 40 active therapeutic antibody development programs ongoing with its partners, the chance that MorphoSys will participate financially in one or more marketed drugs is much higher than if fewer partnerships and fewer programs were ongoing. As time goes on and development projects advance, it is expected that both the number and the magnitude of success-based payments will increase.

MorphoSys is also developing therapeutic antibodies for its own account. Currently, two compounds, MOR103 and MOR202, are in preclinical development. The Company plans to increase its investments in its own development programs and intends to develop the antibody MOR103 for the treatment of rheumatoid arthritis at least as far as proof of concept in man (phase 2a). By taking its internal programs forward without a partner, the Company stands to benefit from more lucrative financial terms at such time when an alliance for further development is signed.

RESEARCH ANTIBODIES

Through the acquisitions of Biogenesis and Serotec, MorphoSys established itself within the top 20 of the worldwide leading providers of antibodies and antibody technologies for research and diagnostic applications. AbD is a full-service antibody company offering a unique custom monoclonal antibody technology, a huge selection of ready-made antibodies, large-scale antibody production from hybridomas, and a variety of other antibody services. The Company has established a strong base from which to commercialize HuCAL-derived antibodies in the research and diagnostics markets. These markets have traditionally been totally dominated by antibodies derived from animals. MorphoSys intends to lead the transition to new *in vitro* technologies for antibody generation. In contrast to animal-based methods, *in vitro* technologies, such as the HuCAL library, offer greater speed, throughput and flexibility in antibody generation.

The Company has demonstrated its ability to complete acquisitions in this segment of the industry and to use these transactions to accelerate its growth. MorphoSys intends to continue using a merger and acquisition strategy to augment strong organic growth as a means of increasing its market share and achieving its growth objectives. From its current position as a leader in the European market, the Company expects to become one of the leading global players in this field.

PERFORMANCE-BASED MANAGEMENT AND CONTROL

The Group is managed and controlled within the framework of a performance-based management system. Our objective is to systematically and continuously increase the value of the enterprise – through profitable growth and a focus on businesses which offer the best development opportunities in terms of competitiveness and performance. An integrated control concept, value-based performance indicators together with measures to enhance efficiency and growth as well as optimize capital employed are key elements of our management system.

Operational business performance is measured on the basis of revenues and profit from operations. On a quarterly basis, budget planning for the current fiscal year is reviewed and updated. Furthermore, a *mid-term* planning scenario covering the upcoming years is updated on an annual basis.

Key performance indicators for the two operating segments include:

in €	12/31/2005	12/31/2006	12/31/2007 (FORECAST)
MORPHOSYS GROUP			
Group revenues	33.5 million	53.0 million	60–65 million
Group profit from operations	6.2 million	6.2 million	7–10 million
THERAPEUTIC ANTIBODIES SEGMENT			
Revenues	29.1 million	34.7 million	2/3 of total Group revenues
Number of partnered therapeutic antibody projects	29	43	50
Number of proprietary therapeutic antibody projects	4	2	2
ABD SEGMENT (INCLUDING SEROTEC FROM JANUARY 12, 2006, ONWARDS)			
Revenues	4.3 million	18.3 million	1/3 of total Group revenues

The Company is presently reviewing additional key performance indicators beyond those listed above.

OUTLOOK AND FORECAST

Despite the slight weakening of the global economy, the market environment is anticipated to remain generally favorable. For 2007, MorphoSys anticipates that it will further increase its market share for the application of human antibodies in therapeutics, research and diagnostics. A growth-oriented strategy provides the road map for MorphoSys's future development.

DEVELOPMENT OF THE HEALTHCARE SECTOR

According to IMS Health, the healthcare sector is expected to grow with only 5% to 6% – the lowest growth rate in years. Reasons for the lower growth rates are patent expiries and the reform of the healthcare systems within the industrialized countries. During 2007, therapeutic products with an annual sales value of US$ 16 billion are expected to lose patent protection. This will impact revenues and profits of pharmaceutical companies. For 2007, the approval of 25 to 35 new drugs is anticipated, e.g. GlaxoSmithKline's breast cancer drug Tykerb® or Novartis's Tasigna®, a new treatment for chronic myeloid leukemia. However, many of those new products target smaller niche indications, and will not contribute to stronger sales growth.

The trend towards consolidation through M & A activities will to continue with even more deals than in 2006, especially between pharmaceutical companies and biotechnology companies with innovative drugs or technologies.

STRATEGY

Looking forward, MorphoSys will continue to conduct its business in two operating segments. Both segments are forecast to further grow and to increase market share within the antibodies industry. The Company aims to sign additional partnerships with leading international research institutions and to establish the proprietary HuCAL technology as an industry standard for antibody generation.

Additionally, the Company will continue to invest in proprietary drug development, as well as in technology development, to ensure its technological leadership. For its lead program MOR103, MorphoSys has planned to file all necessary applications to commence a phase 1 clinical trial in the second half of 2007. For MOR202, a preclinical candidate had been selected by the end of 2006. The Company intends to continue preclinical development of its second compound.

The Research Antibodies segment (AbD) is expected to keep expanding its market share. AbD will focus on Web-based commercialization of its products, with sophisticated technical services and customer support. One goal is to introduce novel research antibodies of high interest rapidly, and to increase the number of HuCAL-based products in the catalog. Additionally, the unit will seek to sign further strategic distribution agreements with large research antibody suppliers.

REVENUES

In line with growth expectations for a life sciences "growth" company, MorphoSys sees its long-term organic revenues growth averaging at at least 15 % per annum. For 2007, MorphoSys anticipates total revenues of € 60 million to € 65 million and organic growth of 15 % to 25 % in comparison to 2006.

In 2007, the Therapeutic Antibodies segment will provide approximately two-thirds of total revenues. MorphoSys receives periodic license payments, funded research payments, performance-based success payments, and clinical milestones. In 2007, it is anticipated that milestones and success-based payments will contribute an increasing percentage of total revenues as compared to previous years. Such performance-based payments lend themselves to potentially higher upside, but also more volatility and unpredictability throughout the year.

Revenues from the Research Antibodies segment (AbD) are expected to further increase and account for approximately one-third of total 2007 revenues. Revenues from the AbD segment comprise revenues for ready-made antibodies from the antibody catalogs, revenues for custom monoclonal antibody services, and revenues for contract manufacturing services.

EXPENSES

In 2007, expenses are expected to continuously increase due to a higher full-year total average head count of the MorphoSys Group as compared to the previous year. Further increases in costs are likely to arise from new investment into proprietary product development and technology development.

PROFIT FROM OPERATIONS

The MorphoSys Group is committed to future growth on a profitable basis. On the Group level, MorphoSys intends to achieve a profit from operations of € 7 million to € 10 million.

RESEARCH AND DEVELOPMENT

As in the past, research and development is to remain the key focus in coming years. MorphoSys intends to continue its investments in technological improvement in the area of human antibodies. Additionally, the Company is developing proprietary therapeutic antibody candidates in the area of inflammation (MOR103) and oncology (MOR202). Expenses for product development will increase with the advancement of those programs.

HEAD COUNT

During 2007, increase in head count is mainly contingent upon new partnerships or expansions of existing business activities to support this.

FINANCING

MorphoSys has been cash flow positive since 2003, and the current business model is predicated on running operations independent of the capital markets. Free cash flow and profits from operations are intended to be reinvested into research and wdevelopment as well as in future growth opportunities in order to secure the long-term growth of the Company. On this basis, additional financing required for the continuation of normal operations is currently not foreseen in 2007. However, financing of future acquisitions cannot be excluded per se on this basis.

FUTURE CORPORATE STRUCTURE AND ORGANIZATION

A streamlining of the Group's corporate structure is planned for 2007, in order to increase administrative efficiency and streamline reporting processes. In that vein, the two US companies were merged under the name MorphoSys US, Inc., in January 2007.

DIVIDENDS

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory accounts. Such amounts differ from the total of additional paid-in capital and accumulated deficit as shown in the accompanying consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with IFRS. The Company's German statutory accounts showed taxable income in 2006; however, as of December 31, 2006, and 2005, they reflected no accumulated earnings available for distribution, and the Company's ability to pay dividends will therefore depend upon its future earnings.

Financial Statements



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Consolidated Statements of Operations (IFRS)

in €	NOTE	2006	2005
Revenues	1q	53,031,172	33,486,843
Operating Expenses			
Cost of Goods Sold	2	7,978,641	2,543,465
Research and Development		17,458,347	14,029,312
Sales, General and Administrative		21,418,416	10,753,725
Total Operating Expenses		46,855,404	27,326,502
Profit from Operations		6,175,768	6,160,341
Interest Income		60,241	108,101
Interest Expense		143,197	277,228
Other Expenses, Net		806,924	879,259
Profit before Taxes		5,285,888	5,111,955
Income Tax Benefit / (Income Tax Expense)	18	742,046	(435,586)
NET PROFIT		**6,027,934**	**4,676,369**
Basic Net Profit per Share	19	0.94	0.84
Diluted Net Profit per Share	19	0.93	0.83
Shares Used in Computing Basic Net Profit per Share	19	6,379,046	5,578,865
Shares Used in Computing Diluted Net Profit per Share	19	6,469,839	5,650,378

See accompanying notes

Consolidated Balance Sheets (IFRS)

in €	NOTE	12/31/2006	12/31/2005
ASSETS			
Current Assets			
Cash and Cash Equivalents	3	3,765,320	4,017,029
Available-for-sale Financial Assets	4	62,260,552	49,542,541
Accounts Receivable	5	3,699,386	3,345,812
Other Receivables	6	110,734	25,133
Inventories, Net	7	3,511,405	485,713
Prepaid Expenses and Other Current Assets	7	2,096,991	1,058,461
Assets Classified as Held for Sale	8	664,108	–
Total Current Assets		76,108,496	58,474,689
Non-current Assets			
Property, Plant and Equipment, Net	8	6,894,112	4,696,863
Patents, Net	9	1,950,154	2,361,005
Licenses, Net	9	7,776,374	8,457,091
Software, Net	9	243,813	131,506
Know-how and Customer Lists, Net	11	4,834,289	1,485,567
Goodwill	11	27,002,591	4,137,349
Deferred Tax Asset	18	1,455,723	–
Other Assets	10	1,577,570	372,574
Total Non-current Assets		51,734,626	21,641,955
TOTAL ASSETS		**127,843,122**	**80,116,644**

See accompanying notes

in €	NOTE	12/31/2006	12/31/2005
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable	12	10,455,799	4,321,591
Current Portion of Licenses Payable	12	126,382	1,012,233
Provisions and Tax Liabilities	13	1,082,042	978,719
Current Portion of Deferred Revenues	1q	6,648,107	4,735,208
Total Current Liabilities		18,312,330	11,047,751
Non-current Liabilities			
Provisions, Net of Current Portion	13	62,763	62,763
Deferred Revenues, Net of Current Portion	1q	6,216,007	3,687,199
Convertible Bonds Due to Related Parties	15	38,371	50,214
Deferred Tax Liability	11, 18	3,162,332	1,260,946
Total Non-current Liabilities		9,479,473	5,061,122
Stockholders' Equity	14, 15, 16		
Common Stock, € 3.00 Par Value; Ordinary Shares Authorized (12,729,785 and 11,416,850) Ordinary Shares Issued (6,715,322 and 6,025,863) Ordinary Shares Outstanding (6,686,160 and 5,996,701) for 2006 and 2005, respectively Treasury Stock (29,162 and 29,162 shares for 2006 and 2005 respectively), at Cost		20,135,263	18,066,886
Additional Paid-in Capital		123,878,001	96,412,849
Accumulated Other Comprehensive Income		1,359,948	877,863
Accumulated Deficit		(45,321,893)	(51,349,827)
Total Stockholders' Equity		100,051,319	64,007,771
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**127,843,122**	**80,116,644**

See accompanying notes

Consolidated Statements of Changes in Stockholders' Equity (IFRS)

	COMMON STOCK	
	SHARES	€
BALANCE AS OF JANUARY 1, 2005	**5,438,852**	**16,316,556**
Compensation Related to the Grant of Stock Options and Convertible Bonds		
Exercise of Options and Convertible Bonds Issued to Related Parties	96,878	290,634
Exercise of Options from Treasury Stock Issued to Related Parties		
Capital Increase, Net of Issuance Cost of € 483,253	490,133	1,470,399
Other Comprehensive Income:		
Change in Unrealized Gain on Available-for-sale Securities, Net of Deferred Tax		
Foreign Currency Gain from Consolidation		
Net Profit for the Year		
Comprehensive Income		
BALANCE AS OF DECEMBER 31, 2005	**6,025,863**	**18,077,589**
Compensation Related to the Grant of Stock Options and Convertible Bonds		
Exercise of Options and Convertible Bonds Issued to Related Parties	96,561	289,683
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 32,060	208,560	625,680
Capital Increase, Net of Issuance Cost of € 472,885	384,338	1,153,014
Other Comprehensive Income:		
Change in Unrealized Gain on Available-for-sale Securities, Net of Deferred Tax		
Effects from Equity-related Recognition of Deferred Taxes		
Foreign Currency Loss from Consolidation		
Net Profit for the Year		
Comprehensive Income		
BALANCE AS OF DECEMBER 31, 2006	**6,715,322**	**20,145,966**

See accompanying notes

TREASURY STOCK SHARES	TREASURY STOCK €	ADDITIONAL PAID-IN CAPITAL €	REVALUATION RESERVE €	TRANSLATION RESERVE €	ACCUMULATED DEFICIT €	TOTAL STOCKHOLDERS' EQUITY €
30,062	**(11,033)**	**78,646,377**	**403,229**	**49,553**	**(56,026,196)**	**39,378,486**
		1,132,104				1,132,104
		1,185,929				1,476,563
(900)	330	2,370				2,700
		15,446,069				16,916,468
			181,450			181,450
				243,631		243,631
					4,676,369	4,676,369
						5,101,450
29,162	**(10,703)**	**96,412,849**	**584,679**	**293,184**	**(51,349,827)**	**64,007,771**
		1,250,891				1,250,891
		2,739,618				3,029,301
		7,997,500				8,623,180
		15,477,143				16,630,157
			623,420			623,420
			(141,309)			(141,309)
				(26)		(26)
					6,027,934	6,027,934
						6,510,019
29,162	**(10,703)**	**123,878,001**	**1,066,790**	**293,158**	**(45,321,893)**	**100,051,319**

Consolidated Statements of Cash Flows (IFRS)

in €	NOTE	2006	2005
OPERATING ACTIVITIES			
Net Profit		6,027,934	4,676,369
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:			
Depreciation		1,515,975	928,002
Amortization of Intangible Assets		3,435,279	2,696,560
Income Tax Benefit		(524,615)	(344,817)
Net Gain on Sales of Financial Assets		(667,534)	(611,187)
Unrealized Net Loss/(Gain) on Derivative Financial Instruments		(18,372)	336,004
Loss/(Gain) on Sale of Property, Plant and Equipment/ Intangible Assets		(28,929)	30,188
Recognition of Deferred Revenue		(15,981,692)	(11,669,191)
Stock-based Compensation		1,242,971	1,132,104
Changes in Operating Assets and Liabilities:			
Accounts Receivable		1,140,530	(624,172)
Prepaid Expenses and Other Assets		(2,954,579)	(909,014)
Accounts Payable and Provisions		2,060,891	869,890
Licenses Payable		(885,851)	(1,006,679)
Other Liabilities		1,542,839	(1,520,771)
Deferred Revenue		20,423,400	10,233,703
Cash Generated from Operations		16,328,247	4,216,989
Interest Paid		20,480	228,654
NET CASH PROVIDED BY OPERATING ACTIVITIES		**16,348,727**	**4,445,643**

See accompanying notes

in €	NOTE	2006	2005
INVESTING ACTIVITIES:			
Purchases of Financial Assets		(33,848,867)	(43,317,784)
Proceeds from Sales of Financial Assets		22,778,680	19,611,985
Purchases of Property, Plant and Equipment		(3,548,865)	(625,553)
Proceeds from Disposals of Property, Plant and Equipment		38,850	75,914
Additions to Intangibles		(425,931)	(73,499)
Acquisitions, Net of Cash Acquired		(21,172,502)	(7,069,417)
NET CASH USED IN INVESTING ACTIVITIES	20	**(36,178,635)**	**(31,398,354)**
FINANCING ACTIVITIES:			
Proceeds from the Issuance of Equity		17,103,041	17,399,722
Proceeds from the Exercise of Options and Convertible Bonds		3,029,301	1,479,263
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		(11,843)	(59,478)
Purchases of Derivative Financial Instruments	6	(93,650)	(75,000)
Proceeds from the Disposal of Derivatives	6	31,006	136,529
Net Cost of Share Issuance		(504,945)	(483,253)
NET CASH PROVIDED BY FINANCING ACTIVITIES	20	**19,552,910**	**18,397,783**
Effect of Exchange Rate Differences on Cash		25,289	40,759
Decrease in Cash and Cash Equivalents		(251,709)	(8,514,169)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		**4,017,029**	**12,531,198**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		**3,765,320**	**4,017,029**

See accompanying notes

Notes to the Consolidated Financial Statements

1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION

MorphoSys AG (the "Company" or "MorphoSys") is a biotechnology company using combinatorial biology for drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company went public on Germany's Neuer Markt, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

CONSOLIDATED COMPANIES

The Company has five wholly owned subsidiaries (together referred to as the "MorphoSys Group"):

MorphoSys USA, Inc., was incorporated in the United States on February 16, 2000. The subsidiary's purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys USA, Inc., substantially ceased its operations in November 2002.

MorphoSys IP GmbH was incorporated in Munich, Germany, on November 6, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The Company's operations are physically located on the premises of MorphoSys AG, and operations commenced on December 31, 2002.

Serotec Ltd. with its subsidiaries Serotec, Inc., Serotec GmbH and Oxford Biotechnology Ltd. (together referred to as the "Serotec Group") was acquired by MorphoSys in January 2006 and became a wholly owned subsidiary of MorphoSys AG. The Serotec Group has been integrated within MorphoSys's existing AbD segment. The purchase price of approximately £ 20 million (approx. € 29.3 million) was paid in cash (£ 14 million or € 20.5 million) and the remainder in 208,560 new MorphoSys shares from a capital increase against contribution in kind.

Serotec Ltd. and Serotec, Inc., were renamed MorphoSys UK Ltd. and MorphoSys US, Inc., as of January 2007.

In January 2005, MorphoSys acquired Biogenesis Ltd., Poole, UK, and Biogenesis, Inc., New Hampshire, USA, for total consideration of £ 5.25 million less net debt of approximately £ 0.7 million. Biogenesis UK was first renamed MorphoSys UK Ltd. and in 2007 again renamed Poole Real Estate Ltd. Biogenesis, Inc., was renamed MorphoSys US, merged into Serotec, Inc. The merged entity resumed the name MorphoSys US Inc.

GENERAL INFORMATION

The consolidated financial statements for the year ended December 31, 2006, were authorized for issuance in accordance with a resolution of the Management Board on February 6, 2007. The Management Board is represented by Dr. Simon E. Moroney (Chief Executive Officer), Mr. Dave Lemus (Executive Vice President and Chief Financial Officer) and Dr. Marlies Sproll (Chief Scientific Officer).

The Supervisory Board is represented by Dr. Gerald Möller (Chairman, Chairman of the Remuneration & Nomination Committee), Prof. Dr. Jürgen Drews (Deputy Chairman, Remuneration & Nomination Committee, Science & Technology Committee), Dr. Daniel Camus (Audit Committee), Dr. Metin Colpan (Remuneration & Nomination Committee, Science & Technology Committee), Prof. Dr. Andreas Plückthun (Chairman of the Science & Technology Committee) and Dr. Geoffrey N. Vernon (Chairman of the Audit Committee). The Supervisory Board is empowered to amend the financial statements after the resolution of the Management Board.

The registered offices of MorphoSys AG are located at Lena-Christ-Str. 48 in 82152 Martinsried/Planegg, Germany.

SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF ADOPTION

The preparation of the consolidated financial statements in conformity with the International Financial Reporting Standards (IFRS) requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

IFRS 2 "SHARE-BASED PAYMENT"

IFRS 2 "Share-based Payment" requires an expense to be recognized where the Group buys goods or services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The main impact of IFRS 2 on the Group refers to the expense associated with employees' and directors' share options and other share-based incentives by using an option pricing model.

In accordance with IFRS 2.54, the Group has applied IFRS 2 to equity-settled awards granted on or after January 1, 1999. In accordance with IFRS 2.56, options granted prior to January 1, 1999, are therefore not expensed. All information is nonetheless disclosed in line with IFRS 2.44 and 2.45. Further details are given in the Notes to the Consolidated Financial Statements – sections 15 and 16.

IFRS 3 "BUSINESS COMBINATIONS," IAS 36 "IMPAIRMENT OF ASSETS" AND IAS 38 "INTANGIBLE ASSETS"

IFRS 3 applies to accounting for business combinations for which the agreement date is on or after March 31, 2004. IFRS 3 requires that all business combinations are accounted for using the purchase method, whereby identifiable assets acquired and liabilities assumed are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business combinations in 2006 only provisionally. It is currently performing a purchase price allocation. The outcome may result in an adjustment of the goodwill following IFRS 3.62; any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69).

The useful economic life of intangible assets is generally assessed at the level of individual assets as having either a finite or an indefinite life. The Company has not identified any assets with an indefinite life. Intangible assets with a finite life have been amortized over their useful life. Amortization periods and methods for intangible assets with finite useful economic lives are reviewed annually or earlier where an indicator of impairment exists.

Receivables, liabilities, provisions, income and expenses, and profits between consolidated companies are eliminated on consolidation.

EARLY ADOPTION OF OTHER INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has not yet applied IFRS 7, which will be effective for annual periods on or after January 1, 2007. The application will not have significant effects on the entity's financial statements.

B) STATEMENT OF COMPLIANCE

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), London, in consideration of interpretations of the Standing Interpretations Committee (SIC), the International Financial Reporting Interpretations Committee (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements of the Company for the year ended December 31, 2006, comprise the Company and its subsidiaries (together referred to as the "MorphoSys Group").

C) BASIS OF PRESENTATION

The financial statements are presented in euros unless otherwise stated. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, available-for-sale financial assets and certain licenses (Cambridge Antibody Technology Ltd. [CAT] and XOMA Ireland Ltd.). All figures in this report are rounded either to the nearest euro or thousands of euros.

IAS 27 "Consolidated and Separate Financial Statements" shall be applied for annual periods beginning on or after January 1, 2005. The Company decided to adopt IAS 27 for all financial statements beginning January 1, 2003. The accounting policies have been applied consistently by Group entities in accordance with IAS 27.28.

D) BASIS OF CONSOLIDATION

Intercompany balances and transactions and any unrealized gains arising from intercompany transactions are eliminated in preparing the consolidated financial statements in accordance with IAS 27.24. Unrealized losses are eliminated in the same way as unrealized gains. Please see the Notes to the Consolidated Financial Statements – section 1A, IFRS 3 "Business Combinations," IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" for further details.

E) FOREIGN CURRENCY TRANSLATION

IAS 21 "The Effects of Changes in Foreign Exchange Rates" defines the accounting for transactions and balances in foreign currencies. Transactions in foreign currencies are translated at the foreign exchange rate as of the date of the transaction. Foreign exchange differences arising on these translations are recognized in the statement of operations. On the balance sheet date, assets and liabilities are translated at the closing rate, and income and expenses are translated at the average exchange rate for the period. Any foreign exchange differences deriving from these translations are recorded in the statement of operations. Any further foreign exchange differences on a Group level are recognized in other comprehensive income (equity).

F) INTEREST

MorphoSys uses interest rates to calculate fair values and discount certain liability. For stock-based compensation calculation, MorphoSys uses the interest rate of a German government bond with a duration of two years at grant date.

To discount certain obligations in connection with the settlement agreement with CAT, the Company used a 13% interest rate to discount its liability.

G) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange rate risks. In accordance with IAS 39.9, all derivative financial instruments are held for trading and recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value, which is their quoted market price as of the balance sheet date. Since the derivatives were not tested for hedge accounting, any resulting gain or loss is recognized in the statement of operations. According to the Group's foreign currency hedging policy, receivables which are definite and collectable within a twelve-month period will be hedged.

H) CASH AND CASH EQUIVALENTS

The Company considers all cash at bank, in hand and short-term deposits with an original maturity of three months or less to be cash or cash equivalents. The Company invests its cash in deposits with two major German financial institutions, namely HypoVereinsbank and Deutsche Bank.

I) FINANCIAL ASSETS

All financial assets are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

The Company accounts for its investments in debt and equity securities in accordance with IAS 39. The management determines the proper classifications of financial assets at the time of purchase and re-evaluates such designations as of each balance sheet date. As of December 31, 2006, and as of December 31, 2005, the financial assets held by the Group have been classified as available for sale. These financial assets are recognized or derecognized by the Group on the date it commits to purchase or sell the financial assets. After initial recognition, available-for-sale financial assets are measured at fair value, with any resulting gain or loss reported directly in other comprehensive income within equity until the financial assets are sold, collected or otherwise disposed of, or until the financial assets are determined to be impaired, at which time the cumulative loss is reported in the statement of operations.

The Company considers a decline in the fair value of available-for-sale financial assets which is longer than six months in duration to be deemed other than temporary unless specific facts and circumstances indicate otherwise. If, in a subsequent period, the fair value increases, the impairment loss is reversed with the amount of reversal included in other comprehensive income for equity securities and in the statement of operations for debt securities.

J) ACCOUNTS RECEIVABLE

Accounts receivable are stated at their cost less any allowance for doubtful accounts (see below) and impairment losses (see accounting policy N).

The allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is deterioration in a major customer's creditworthiness or if actual defaults are higher than the historical experience, the management's estimates of the recoverability of amounts due to the Company could be adversely affected. Based on the management's assessment, allowances in the amount of € 189,103 as of December 31, 2006, and € 41,461 as of December 31, 2005, were recognized. The Company does require collateral from customers for accounts receivable in the AbD segment. The amount of collaterals held as of December 31, 2006, was not material.

K) INVENTORY

Inventories are stated on a FIFO basis at the lower of manufacturing/acquisition costs and net realizable value. Manufacturing costs of self-produced inventories comprise all costs which are directly attributable and an appropriate portion of overheads. Inventories can be subclassified into consumables, work in progress and finished goods. Work in progress and consumables account for 2% and 1% of total values respectively.

L) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation (see also the Notes to the Consolidated Financial Statements – section 8) and impairment losses (see accounting policy N). Replacements and improvements are capitalized while general repairs and maintenance are charged to expenses as incurred. Assets are depreciated over their expected useful lives using the straight-line method (three to five years). Leasehold improvements are depreciated over the estimated useful lives of the assets (ten to fifty years).

M) INTANGIBLE ASSETS

MA) RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs are expensed as incurred (IAS 38.5 and IAS 38.11–38.23).

MB) PATENT COSTS

Patents obtained by the Group are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy N). Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over the lower of their estimated useful life (ten years) and the remaining patent term. Amortization commences when the patent is issued. The Company's patents covering its proprietary HuCAL technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

MC) LICENSE RIGHTS

The Company acquired license rights by making up-front license payments, annual maintenance fees and sublicense payments to third parties. The Company amortizes up-front license payments on a straight-line basis over the estimated useful life of the acquired license (ten years). The amortization period and the amortization method are reviewed at each balance sheet date (IAS 38.104). Annual maintenance fees are amortized over the term of each annual agreement. Sublicense payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

MD) SOFTWARE

Software is stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy N). Amortization is charged to the statement of operations on a straight-line basis over the estimated useful life of three years. Software is amortized from the date it is available for use.

ME) KNOW-HOW AND CUSTOMER LISTS

MorphoSys established a purchase price allocation (PPA) required by IFRS 3 "Business Combinations." Intangible assets identified consist of customer lists, know-how as well as customer relationships and distributors.

MF) GOODWILL

The goodwill recognized is partly attributable to expected synergies to be achieved as well as to the skills of the acquired workforce.

MG) SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is only capitalized when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

N) IMPAIRMENT

The management evaluates the carrying amount of the Group's assets for potential impairment at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If any indication of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the recoverable amount is less than the carrying amount of an asset. Impairment losses are recognized in the statement of operations.

The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. With respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

O) TRADE AND OTHER PAYABLES

Trade and other payables are stated at their repayment amounts. Payables with repayment dates exceeding one year are discounted to their net present values.

Payables of uncertain timing or amount are shown as provisions.

P) CONVERTIBLE BONDS

The Company issued convertible bonds to the Supervisory Board, Management Board and employees of the Group under application of IAS 32 and IAS 39. In accordance with IAS 32.28, the equity portion of the bond has to be separated and presented as additional paid-in capital. The equity component is deducted from the fair value of the bond. The remaining value is recognized as stock-based compensation. The Company applies the provisions of IFRS 2 "Share-based Payment" for all convertible bonds granted to the Supervisory Board, Management Board and employees of the Group.

Q) REVENUE RECOGNITION

The Company's revenues include technology access fees and fees derived from research and development collaboration agreements predominately with companies based in the United States.

Revenues related to nonrefundable technology access fees, subscription fees and license fees are deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period when the services are provided. Milestone revenues are recognized upon achievement of certain criteria.

Investment grants from governmental agencies for the support of specific research and development projects for which cash has been received are recorded as revenues to the extent the related expenses have been incurred. Under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

In accordance with IAS 18.21, 18.25 and IAS 20.18, the total consideration in revenue arrangements with multiple deliverables will be allocated among the separately identifiable components based on their respective fair values under application of IAS 18.20, and the applicable revenue recognition criteria will be considered separately for each of the separate components.

Deferred revenue represents revenues received but not yet earned as per the terms of the contracts. Grant revenues in 2006 amounted to € 0.2 million (2005: € 0.4 million).

R) EXPENSES

RA) COST OF GOODS SOLD

Cost of goods sold comprises the cost of manufactured products and the acquisition cost of purchased goods which have been sold.

RB) STOCK-BASED COMPENSATION

The Company applies the provisions of IFRS 2 "Share-based Payment" which obligates the Company to record the estimated fair value for stock options and other awards at the measurement date as a compensation expense over the period in which the employees render the services associated with the award. Stock-based compensation expenses for the full year 2006 amounted to € 1,242,971 and were shown in COGS, S, G&A and R&D expenses for the period. Stock-based compensation expense of € 1,132,104 for the full year 2005 was reclassified to cost of goods sold (€ 29,293), sales, general and administrative expenses (€ 681,142) as well as research and development expenses (€ 421,669).

RC) OPERATING LEASE PAYMENTS

Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

S) INTEREST INCOME

Interest income is recognized in the statement of operations as it occurs, taking into account the effective yield on the asset.

T) INTEREST EXPENSE

Borrowing costs are expensed when incurred.

U) INCOME TAXES

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable with respect to previous years.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

2 | SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged in providing products or services and that is subject to risks and returns that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

General and administrative expenses are allocated to the respective business segments by applying an allocation along the head count. Intangibles attributable to both segments are allocated along revenues.

The Group consists of the following main business segments:

THERAPEUTIC ANTIBODIES

MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with international pharmaceutical and biotechnology companies, as well as on its own account.

ANTIBODIES DIRECT – ABD

The AbD segment leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes the HuCAL technology, focusing on the custom generation of research antibodies for partners on an individual basis.

GEOGRAPHICAL SEGMENTS

In presenting information on the basis of geographical segments, segment revenues are based on the geographical location of the customers. Segment assets are based on the geographical location of the assets.

in 000's €	Therapeutic Antibodies 2006	Therapeutic Antibodies 2005	AbD 2006	AbD 2005	Unallocated 2006	Unallocated 2005	Consolidated 2006	Consolidated 2005
REVENUES	**34,713**	**29,139**	**18,318**	**4,348**			**53,031**	**33,487**
Cost of Goods Sold			7,979	2,543			7,979	2,543
SEGMENT RESULT	**16,589**	**14,778**	**(3,428)**	**(2,911)**	**(6,985)**	**(5,707)**	**6,176**	**6,160**
Interest Income							60	108
Interest Expense							143	277
Other Expenses, Net							807	879
TOTAL PROFIT BEFORE TAXES							**5,286**	**5,112**
Income Tax/ (Income Tax Expense)							742	(436)
NET PROFIT							**6,028**	**4,676**
Current Assets	1,895	2,742	8,649	1,360	65,564	54,373	76,108	58,475
Non-current Assets	2,064	1,121	36,967	8,957	12,704	11,564	51,735	21,642
TOTAL SEGMENT ASSETS	**3,959**	**3,863**	**45,616**	**10,317**	**78,268**	**65,937**	**127,843**	**80,117**
Current Liabilities	6,476	4,704	4,426	363	7,410	5,981	18,312	11,048
Non-current Liabilities	6,216	3,687	2,483	940	781	434	9,480	5,061
TOTAL SEGMENT LIABILITIES	**12,692**	**8,391**	**6,909**	**1,303**	**8,191**	**6,415**	**27,792**	**16,109**
Capital Expenditure	2,128	554	1,863	128	13	20	4,005	699
Depreciation & Amortization	1,735	1,944	1,868	1,223	651	458	4,254	3,625

A segment result is defined as segment revenues less operating segment expenses.

The following table shows the split of the Company's consolidated revenues by geographical markets:

in 000's €	2006	2005
Europe and Rest of the World	33,096	19,462
USA and Canada	19,935	14,025
TOTAL	**53,031**	**33,487**

The following table shows the split of the Company's assets by geographical segments:

in 000's €	2006	2005
Germany	117,388	77,579
UK	9,040	1,957
USA	1,465	581
TOTAL ASSETS	**127,843**	**80,117**

The following table shows the split of the Company's capital expenditure by geographical segments:

in 000's €	2006	2005
Germany	2,154	630
UK	1,808	53
USA	43	16
TOTAL	**4,005**	**699**

3 CASH AND CASH EQUIVALENTS

in 000's €	2006	2005
Bank Balances and Cash in Hand	3,577	3,590
Term Deposits	438	677
Restricted Cash	(250)	(250)
CASH AND CASH EQUIVALENTS	**3,765**	**4,017**

4 FINANCIAL ASSETS

Financial assets consist of the following as of December 31, 2006 and 2005:

in 000's €	MATURITY	COST	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES	REALIZED HOLDING GAINS	MARKET VALUE
DECEMBER 31, 2006						
DB Money Market Funds	daily	61,598	1,888	-	-	63,486
Restricted Cash						(1,225)
						62,261
DECEMBER 31, 2005						
DB Money Market Funds	daily	48,637	905	-	-	49,542
Restricted Cash						-
						49,542

The gross unrealized holding gains of € 1,887,656 for the year ended December 31, 2006, and € 905,364 for the year ended December 31, 2005, were recorded as a separate component of stockholders' equity (revaluation reserve). In 2006, the Group recorded gains of € 667,533 in the statement of operations on the sale of financial assets, which had previously been recognized in equity (2005: € 611,187).

For further details on accounting for financial assets, see also the Notes to the Consolidated Financial Statements – section 11.

5 | ACCOUNTS RECEIVABLE

All accounts receivable are non-interest-bearing and are generally due on a 30- to 45-day term. On December 31, 2006 and 2005, accounts receivable included unbilled amounts of € 133,333 and € 145,648 respectively.

6 | OTHER RECEIVABLES

According to the Company's hedging policy, definite foreign currency receivables which are collectable within a twelve-month period are reviewed for hedging and shown as other receivables with their fair values. Starting 2003, MorphoSys entered into foreign currency options and forward contracts to hedge foreign exchange exposure related to US dollar accounts receivable.

As of December 31, 2006, two option contracts were outstanding in the notional amount of € 1,562,500 or US$ 1,921,875 (2005: € 0 or US$ 0) with a maturity between January and February 2007. Therefore, the fair market value as of December 31, 2006, was € 106,334 (2005: € 0). This was recorded in other receivables on the balance sheet. Changes in fair value were recognized as other income and included in foreign exchange losses of € 1.2 million for the fiscal year 2006. As of December 31, 2006, unsettled contract premium for derivatives entered into in January 2006 amounted to € 75,700 (2005: € 138,000).

7 | PREPAID EXPENSES, OTHER CURRENT ASSETS AND INVENTORIES

Prepaid expenses mainly include prepaid sublicense fees of € 0.1 million as of December 31, 2006 (2005: € 0.1 million), and other prepayments in the amount of € 1.2 million as of December 31, 2006 (2005: € 0.9 million).

Other current assets amount to € 0.8 million, mainly including receivables in connection with sales tax (2005: € 0.6 million).

Inventories of € 3.5 million are mainly located in Oxford, UK (2005: € 0.5 million).

8 PROPERTY, PLANT AND EQUIPMENT, NET

in 000's €	LAND AND BUILDUNGS*	OFFICE AND LABORATORY EQUIPMENT	FURNITURE AND FIXTURES	TOTAL
Cost				
JANUARY 1, 2006	**2,247**	**5,334**	**1,881**	**9,462**
Additions	1,487	2,322	613	4,422
Disposals*	(697)	(257)	(265)	(1,219)
Foreign Exchange Variance	(14)	–	(10)	(24)
DECEMBER 31, 2006	**3,023**	**7,399**	**2,219**	**12,641**
Accumulated Depreciation				
JANUARY 1, 2006	**10**	**3,783**	**972**	**4,765**
Depreciation Charge for the Year	66	909	229	1,204
Write-Offs for the Year	57	60	204	321
Disposals	(33)	(247)	(265)	(545)
Foreign Exchange Variance	–	1	1	2
DECEMBER 31, 2006	**100**	**4,506**	**1,141**	**5,747**
Carrying Amount				
JANUARY 1, 2006	**2,237**	**1,551**	**909**	**4,697**
DECEMBER 31, 2006	**2,923**	**2,893**	**1,078**	**6,894**
Cost				
JANUARY 1, 2005	–	**4,986**	**1,345**	**6,331**
Additions	2,247	629	536	3,412
Disposals	–	281	–	281
DECEMBER 31, 2005	**2,247**	**5,334**	**1,881**	**9,462**
Accumulated Depreciation				
JANUARY 1, 2005	–	**3,274**	**726**	**4,000**
Depreciation Charge for the Year	10	672	246	928
Disposals	–	163	–	163
DECEMBER 31, 2005	**10**	**3,783**	**972**	**4,765**
Carrying Amount				
JANUARY 1, 2005	–	**1,712**	**619**	**2,331**
DECEMBER 31, 2005	**2,237**	**1,551**	**909**	**4,697**

* Including reclassifications to current assets held for sale of € 0.7 million

Property, plant and equipment of the Serotec subsidiaries are included in additions and disposals, as these items were added to the MorphoSys Group on January 11, 2006. Currency translation effects for property, plant and equipment held in foreign currency were minor as of December 31, 2006.

As of December 31, 2006, land and building, located in Oxford, UK, as well as Brentwood, New Hampshire, USA, in the total amount of € 664,108 were reclassified as held for sale and included in the current assets section of the AbD segment.

The depreciation charge is included in the following line items of the statement of operations:

in 000's €	2006	2005
Research and Development	625	568
Sales, General and Administrative (Depreciation)	528	321
Sales, General and Administrative (Write-off)	317	-
Cost of Goods Sold	48	39
TOTAL:	**1,518**	**928**

As of December 31, 2006, minor foreign exchange effects were recognized for the assets acquired and accounted for as other comprehensive income.

For more detailed information, see Appendix 1.

9 | INTANGIBLE ASSETS, NET

in 000's €	PATENTS	LICENSES	SOFT-WARE	KNOW-HOW AND CUSTOMER LISTS	GOODWILL	TOTAL
Cost						
JANUARY 1, 2006	3,795	12,140	1,392	2,313	4,137	23,777
Additions	50	605	277	4,194	22,783	27,909
Disposals	-	(4)	-	-	-	(4)
Foreign Exchange Variance	-	-	-	(29)	83	54
DECEMBER 31, 2006	3,845	12,741	1,669	6,478	27,003	51,736
Accumulated Amortization						
JANUARY 1, 2006	1,434	3,683	1,260	827	-	7,204
Amortization for the Year	461	1,286	132	816	-	2,695
Write-offs for the Year	-	-	33	-	-	33
Disposals	-	(4)	-	-	-	(4)
Foreign Exchange Variance	-	-	-	-	-	-
DECEMBER 31, 2006	1,895	4,965	1,425	1,643	-	9,928
Carrying Amount						
JANUARY 1, 2006	2,361	8,457	132	1,486	4,137	16,573
DECEMBER 31, 2006	1,950	7,776	244	4,835	27,003	41,808
Cost						
JANUARY 1, 2005	3,766	12,140	1,366	-	-	17,272
Additions	29	-	45	2,313	4,137	6,524
Disposals	-	-	19	-	-	19
DECEMBER 31, 2005	3,795	12,140	1,392	2,313	4,137	23,777
Accumulated Amortization						
JANUARY 1, 2005	976	2,469	1,078	-	-	4,523
Amortization for the Year	458	1,214	198	827	-	2,697
Disposals	-	-	16	-	-	16
DECEMBER 31, 2005	1,434	3,683	1,260	827	-	7,204
Carrying Amount						
JANUARY 1, 2005	2,790	9,671	288	-	-	12,749
DECEMBER 31, 2005	2,361	8,457	132	1,486	4,137	16,573

Intangibles of the Serotec Group are included in additions and disposals of the current year, since these items were acquired by MorphoSys on January 11, 2006. Currency translation effects for intangibles held in foreign currency amounted to € 0.1 million as of December 31, 2006.

The amortization charge is included in the following line items of the statement of operations:

in 000's €	2006	2005
Research and Development	2,131	2,190
Sales, General and Administrative (Amortization)	505	507
Sales, General and Administrative (Write-off)	33	-
Cost of Goods Sold	67	-
	2,736	**2,697**

As of December 31, 2006, minor foreign exchange effects were recognized for the assets acquired and accounted for as other comprehensive income.

The Company has entered into the following license agreements covering certain patented technologies which are capitalized (noncapitalized license agreements have not been disclosed in detail):

SCA VENTURES, INC., USA

In December 1999, the Company concluded a nonexclusive product-derived license agreement with SCA Ventures, Inc., USA, in which the Company obtained a nonexclusive license from SCA Ventures in order to design, discover, develop, make, use, sell, offer for sale and import HuCAL-derived products under SCA Ventures' patent rights to single-chain antibodies. The Company may use SCA Ventures' licensed technologies for the research and discovery of novel therapeutic agents and targets and may sublicense the technologies to its commercial partners. The Company may terminate this agreement for any reason upon six months' prior written notice to SCA Ventures. The Company pays an up-front license fee in addition to annual maintenance and transfer fees.

As of December 31, 2006, the license had a remaining amortization period of three years.

BIOSITE DIAGNOSTICS, INC., USA

In January 2000, the Company signed a collaboration agreement with Biosite Diagnostics, Inc., under which the Company received a royalty-bearing, nonexclusive, worldwide license to patents owned by Biosite and the XOMA Corporation covering certain technologies relating to the display and screening of multi-chain antibodies. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technologies to its commercial partners. Unless terminated earlier, the term of this agreement shall be the later of the expiration of the parties' respective obligations to pay royalties and the expiration of the last patent right licensed by one party to the other. The Companypays an up-front technology access fee in addition to annual maintenance and transfer fees.

As of December 31, 2006, the license had a remaining amortization period of three years.

GENENTECH, INC., USA

In May 2000, the Company concluded a license agreement with Genentech, Inc., granting the Company rights under Genentech's patents relating to the monovalent phage display screening technology. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. The Company pays an up-front technology access fee in addition to annual maintenance and transfer fees.

As of December 31, 2006, the license had a remaining amortization period of four years.

XOMA IRELAND LTD., IRELAND

In February 2002, the Company concluded a cross-license agreement for antibody-related technologies with XOMA Ireland Ltd. Pursuant to the agreement, MorphoSys paid € 1.1 million to XOMA with a second payment of € 4.6 million due September 2002. At the Company's option, the second installment could be paid in cash or with new shares of the Company's common stock equivalent to € 5.5 million. The Company recorded € 2.5 million as a charge to research and development expenses in the year 2002. The remaining € 3.2 million represents the value of the license received. It has been capitalized as an intangible asset and will be amortized over its expected useful life of ten years.

In October 2002, the Company exercised the option to pay the second installment with 363,466 new shares of its common stock, which was determined with reference to the market price of the Company's common stock at the time of the notice. The Company recorded a charge to interest expense of € 0.7 million at the time the shares were issued in May 2003 as a consequence of exercising this option.

As of December 31, 2006, the license had a remaining amortization period of six years.

CAMBRIDGE ANTIBODY TECHNOLOGY LTD. (CAT), CAMBRIDGE, UK

In December 2002 and effective July 2003, the Company entered into a license and settlement agreement with CAT. The settlement agreement covers MorphoSys's past, present and future use as well as the commercialization of all versions of its HuCAL libraries, and all patents in the ongoing disputes between the two companies. This includes the litigation in the United States regarding CAT's Griffiths, McCafferty, Winter II and Winter/Lerner/Huse patents, as well as oppositions launched by MorphoSys at the European Patent Office against CAT's Winter II and McCafferty patents.

As of December 31, 2006, the license had a remaining amortization period of seven years.

CRUCELL N.V., THE NETHERLANDS

In August 2006, MorphoSys AG signed a second PER.C6® license agreement with Dutch biotechnology company Crucell N.V. and a biopharmaceutical manufacturing agreement with its technology partner DSM Biologics. The license agreements allow MorphoSys to use the PER.C6® cell line in the production of clinical-grade material for the development of its proprietary therapeutic antibody program MOR103. Production of clinical-grade material is a relevant step to keep to the timeline for this project.

As of December 31, 2006, the license had a remaining amortization period of ten years.

For further information, see Appendix 1.

10 OTHER ASSETS

The Company has classified certain items in other assets that are not available for use in its operations as restricted cash. As of December 31, 2006 and 2005, the Company had commitments of € 1,475,182 and € 250,000 for guarantees issued as well as € 38,371 and € 50,214 respectively for convertible bonds issued to employees.

11 PRELIMINARY PURCHASE PRICE ALLOCATION

MorphoSys established a purchase price allocation (PPA) required by IFRS 3 "Business Combinations" under IFRS accounting. The Company assigned PricewaterhouseCoopers for identification and valuation of assets acquired. IFRS permits the adjustment of fair value amounts identified within twelve months post-acquisition without effecting the Group's profits.

Additional tangible assets in land and building as well as in inventories were identified and valued accordingly.

Intangible assets identified consisted of customer lists, know-how as well as customer relationships and distributors.

The PPA had the following effect on Group accounts:

SEROTEC GROUP – NET ASSETS

SEROTEC GROUP Net Assets as of January 11, 2006 – in 000's €	RECOGNIZED VALUE	FAIR VALUE ADJUSTMENT	FAIR VALUE
Cash and Cash Equivalents	332	-	332
Trade and Other Receivables	1,530	-	1,530
Inventories	3,017	1,088	4,105
Property, Plant and Equipment, Net	364	-	364
Land and Buildings, Net	285	182	467
Licenses, Net	414	-	414
Software, Net	79	-	79
Customer Lists	-	2,451	2,451
Know-how and Unpatented Technology	-	1,754	1,754
Other Assets	345	-	345
Trade and Other Payables	(2,633)	-	(2,633)
Deferred Taxes	-	(1,853)	(1,853)
NET IDENTIFIABLE ASSETS AND LIABILITIES	**3,733**	**3,622**	**7,355**
Goodwill on Acquisition			22,797
CONSIDERATION PAID*			**30,152**
Thereof Satisfied in Equity			8,655
Cash (Acquired)			332
NET CASH OUTFLOW			**21,165**

* Advisors' fees amounting to € 1.1 million included

As of December 31, 2006, goodwill was tested as required by IAS 36.134. On the basis of the cash generating unit, the AbD segment, the value in use was determined to be reasonably higher than the carrying amount. Therefore, no detailed sensitivity analysis was deemed necessary. Based on the updated outlook to cash flows for the upcoming years, the value in use was calculated as follows: beta factor of 1.3, income tax rate of 36%, WACC of 9.9% and a conservative growth rate of perpetual annuity. The values assigned to the assumptions represent Management's estimates of future trends and are based on internal planning scenarios as well as external sources.

In the year 2006, the subsidiaries acquired contributed revenues of € 13.7 million as well as a net loss of € 0.5 million to the consolidated net profit.

12 | ACCOUNTS PAYABLE

Accounts payable are non-interest-bearing and are normally settled within 30 days. License payables are partly settled within 30 days. License payables which were expected to be settled after more than twelve months were discounted to their net present value applying an interest rate of 13%. The residual maturity of liabilities is listed in the table below:

ACCOUNTS PAYABLE

in 000's €	12/31/2006	12/31/2005
Accounts Payable	3,326	344
Accrued Expenses	6,376	3,617
Other Liabilities	754	361
of which Taxes	670	143
of which Related to Social Security	-	154
TOTAL	**10,456**	**4,322**

Accounts payable include accruals, which mainly contain accrued expenses for personnel payments of € 1.8 million (2005: € 0.6 million). Expenses for outstanding invoices include € 1.5 million mainly for license compensation (2005: € 1.3 million), € 0.2 million for Supervisory Board members' compensation (2005: € 0.2 million), € 0.2 million for audit fees and costs related thereto (2005: € 0.1 million) and € 0.2 million for legal services (2005: € 0.5 million).

At the Company's Annual Shareholders' Meeting in May 2006, the Supervisory Board was authorized to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as its auditor. In 2006 and 2005, the auditing company and its partner companies within the international KPMG network were remunerated by MorphoSys in the amount of € 303,353 and € 280,173 (thereof € 172,824 and € 213,519 to KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), including audit fees of € 185,915 (2005: € 121,363) and fees for other services of € 117,438 (2005: € 158,810). Accrued expenses for audit fees in the amount of € 159,419 (2005: € 79,000) are included in these figures.

13 | PROVISIONS AND TAX LIABILITIES

As of December 31, 2006 and 2005, the Company recorded provisions of € 1,144,805 and € 1,041,482 respectively.

Provisions for taxes mainly comprise expenses for income tax, whereas other obligations mainly include provisions for legal disputes. Both items remain uncertain with respect to their amounts as of December 31, 2006, and are expected to be settled in 2007.

Provisions changed during the fiscal year 2006 as follows:

in 000's €	01/01/2006	ADDITIONS	UTILIZED	RELEASED	12/31/2006
Taxes	789	1,134	919	–	1,004
Other Obligations	252	84	172	23	141
TOTAL	**1,041**	**1,218**	**1,091**	**23**	**1,145**

Provisions of the Serotec Group are included in additions and disposals of the reporting year. The Serotec Group had no provisions at the acquisition date of January 11, 2006.

14 STOCKHOLDERS' EQUITY

COMMON STOCK

On December 31, 2006, the common stock of the Company excluding treasury shares was € 20,145,966. This represented an increase of € 2,068,377 compared to December 31, 2005, when the balance was € 18,077,589. Each share of common stock is entitled to one vote. An increase of € 625,680, or 208,560 shares, arose as a result of a capital increase against contribution in kind in connection with the Serotec acquisition executed on January 11, 2006. A capital increase executed on March 29, 2006, increased common stock by € 1,153,014, or 384,338 shares. Through the conversion and exercise of 96,561 convertible bonds and options issued to employees, common stock increased by an additional € 289,683 in 2006.

On December 31, 2005, the common stock of the Company was € 18,077,589. An increase in the number of shares of € 1,470,399, or 490,133 shares, was the result of a capital increase executed on March 15, 2005. Through the conversion and exercise of 96,878 convertible bonds and options issued to employees, common stock increased by an additional € 290,634 in 2005.

On December 31, 2006, treasury shares totaling € 10,703 (29,162 shares) remained unchanged compared to December 31, 2005.

AUTHORIZED CAPITAL

On January 11, 2006, 208,560 shares of Authorized Capital I were issued for a capital increase against contribution in kind in connection with the Serotec acquisition.

On March 29, 2006, 384,338 shares of Authorized Capital II were issued for a capital increase against contribution in kind.

On May 17, 2006, the Annual Shareholders' Meeting authorized the Company to increase Authorized Capital I by 526,788 shares to create a maximum of 2,493,769 new shares of Authorized Capital I (December 31, 2005: 2,175,541 shares).

Also approved was an increase to Authorized Capital II of 443,628 shares to create a maximum of 652,188 new shares of Authorized Capital II (December 31, 2005: 592,898 shares).

CONDITIONAL CAPITAL

In 2006, 2,445 shares were raised from Conditional Capital I through the exercise of the same number of options by employees, increasing the subscribed capital by € 7,335. Furthermore, 31,265 shares were raised from Conditional Capital II through the exercise of the same number of options by employees, increasing the subscribed capital by € 93,795, and 49,351 shares were raised from Conditional Capital IV through the exercise of the same number of convertible bonds by employees, increasing the subscribed capital by € 148,053. Finally,

13,500 shares were raised from Conditional Capital V through the exercise of the same number of options by employees, increasing the subscribed capital by € 40,500.

In 2005, 1,400, 34,125, 59,478 and 1,875 shares were raised from Conditional Capital I, II, IV and V respectively. Subscribed capital increased by € 4,200, € 102,375, € 178,434 and € 5,625 from respective Conditional Capitals.

On May 17, 2006, the Annual Shareholders' Meeting authorized the Company to create additional shares for Conditional Capital III and V up to a maximum of 1,829,562 and 343,987 shares respectively.

On May 11, 2005, the Annual Shareholders' Meeting authorized the Company to create additional shares for Conditional Capital III, IV and V up to a maximum of 1,602,125, 513,938 and 242,405 shares respectively.

DIVIDENDS

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory accounts. Such amounts differ from the total of additional paid-in capital and accumulated deficit as shown in the accompanying consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with IFRS. The Company's German statutory accounts showed taxable income in 2006; however, as of December 31, 2006 and 2005, they reflected no accumulated earnings available for distribution and the Company's ability to pay dividends will therefore depend upon its future earnings.

ADDITIONAL PAID-IN CAPITAL

On December 31, 2006, additional paid-in capital amounted to € 123,878,001 (December 31, 2005: € 96,412,849). The total increase of roughly € 27.5 million is due to stock-based compensation provisions in the amount of € 1,250,892, including the intrinsic value of convertible bonds granted as well as € 7,997,500 (including € 32,060 issuance costs) from a capital increase against contribution in kind stemming from the Serotec acquisition and € 15,477,143 (including costs in connection with the transaction of € 756,916) stemming from a capital increase on March 29, 2006, netted by a deferred tax asset of € 284,032. An increase of € 2,739,618 arose from the exercise and conversion of options and convertible bonds in the year 2006.

In 2005, the additional paid-in capital increased by € 17.7 million resulting from stock-based compensation provisions of € 1,132,104 as well as € 15,446,069 (including costs in connection with the transaction of € 767,068) as a result of the capital increase on March 15, 2005, netted by a deferred tax asset of € 283,815. A further increase of € 1,188,299 came from the exercise and conversion of options and convertible bonds in the year 2005.

15 | CONVERTIBLE BONDS

At the Company's Annual Shareholders' Meeting in July 2002, the Company was authorized to issue up to 300,000 non-interest-bearing convertible bonds with a par/nominal value of € 1.00 each to employees and members of the Management Board of the Company and its affiliates until June 30, 2006. The preemptive rights of the stockholders were excluded. On May 16, 2003, and May 11, 2005, the Annual Shareholders' Meeting authorized the Company to grant an additional 150,269 shares until April 30, 2010, each. On December 9, 2004, 49,914 convertible bonds were granted to board members and employees of MorphoSys AG. The exercise price for the convertible bonds was € 38.40.

The convertible bonds cannot be transferred or encumbered, other than through inheritance/death. In the event of inability to work, the Management Board can allow the transfer with good cause.

The conversion rights may only be exercised if the termination of the employment agreement with the owner of the convertible bonds has not been declared at the time of exercise and a mutual termination agreement has not been entered into. In the event of nonexercise of the conversion rights, beneficiaries are refunded the amount paid to acquire the convertible bonds (i.e., € 1.00 per bond/share).

The beneficiaries may only exercise the conversion rights after the expiration of a waiting period of one year after the grant date. Each convertible bond with a nominal value of € 1.00 can be exchanged for one share of ordinary no-par value common stock of the Company against payment of the exchange price. The convertible bonds could not be exercised beyond December 31, 2006.

The exchange price for the convertible bonds issued in the year 2004 was € 38.40, representing the average closing price of a share in the Company in the final XETRA auction at the Frankfurt Stock Exchange during the last five trading days preceding the resolution of the Management Board to issue the convertible bonds.

The conversion rights can only be exercised if the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to 110% of the average stock exchange price in the final XETRA auction in the Frankfurt Stock Exchange during the five trading days prior to the resolution of the Management Board to issue the convertible bonds.

Shares which are issued by virtue of the conversion rights may participate in the profits of the Company for the first time in the business year for which no stockholders' resolution on the distribution of profits has been passed at the time of the issuance.

In the year 2006, 49,351 bonds of the 2004 grant were converted into shares of ordinary no-par value common stock with the same amount by employees of the Company. Of these, 16,193 bonds were exercised by members of the Management Board. Further details are given in the Notes to the Consolidated Financial Statements – section 23.

As of December 31, 2006, all convertible bonds granted in 2004 expired. The nominal value of € 1.00 each was paid back to all those concerned.

In the year 2006, an additional grant to board members and employees was made under the 2002 Plan, with terms identical to the 2002 stock convertible bonds grants. On January 15, 2006, 38,418 convertible bonds were granted to board members and employees of MorphoSys AG. The exercise price for the convertible bonds is € 44.12, representing the market price in the final XETRA auction at the Frankfurt Stock Exchange on the trading day preceding the issuance of the convertible bonds.

A summary of the activity under the Company's employee incentive convertible bonds plan for the years ended December 31, 2006 and 2005, is represented as follows:

	CONVERTIBLE BONDS	WEIGHTED-AVERAGE PRICE (€)
OUTSTANDING ON JANUARY 1, 2005	**99,692**	**24.83**
Refunded	10,000	11.69
Exercised	(59,478)	11.30
Forfeited	(373)	38.40
Expired	(300)	11.69
OUTSTANDING ON DECEMBER 31, 2005	**49,541**	**38.40**
OUTSTANDING ON JANUARY 1, 2006	**49,541**	**38.40**
Granted	38,418	44.12
Exercised	(49,351)	38.40
Forfeited	(237)	44.12
Expired	(190)	38.40
OUTSTANDING ON DECEMBER 31, 2006	**38,181**	**44.12**

Convertible bonds exercisable on December 31, 2006 and 2005, amounted to 38,181 and 49,541 shares respectively. The weighted-average exercise prices of exercisable convertible bonds were € 44.12 and € 38.40 on December 31, 2006 and 2005, respectively. In the year 2005, no convertible bonds had been granted.

As a result of a court decision, 10,000 forfeited convertible bonds in 2004 were refunded to all those concerned in 2005.

The following table presents the weighted-average price and information about the contractual life for significant convertible bond groups outstanding on December 31, 2006:

EXERCISE PRICE	NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE (IN YEARS)	EXERCISE PRICE	NUMBER OF EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
€ 44.12	38,181	2.00	€ 44.12	0	€ 0.00
	38,181			**0**	

The Company accounts for stock-based compensation in accordance with the provisions of IFRS 2 and IAS 32.28. The equity portion of the bonds has to be separated and presented as additional paid-in capital. The equity component is deducted from the fair value of the bonds. The remaining value is recognized as stock-based compensation. The compensation expense recorded in 2006 and 2005 in connection with convertible bonds was € 535,635 and € 757,965 respectively. The fair value of the convertible bonds issued in 2006 was calculated using the Black-Scholes pricing model based on the following assumptions: risk-free interest rate of 2.84 %; dividend yield of 0 %; 54 % expected volatility based on historic data; and an expected life of 2.0 years. The weighted-average fair value of bonds granted during 2006 is estimated to be € 13.95 accordingly.

Valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, the management does not consider that the existing models necessarily provide a reliable single measure of the fair value of its employee convertible bonds.

16 | STOCK OPTIONS

1998 EMPLOYEE STOCK OPTION PROGRAM

Effective June 15, 1998, the Company introduced an incentive stock option plan ("1998 Plan") which provides for the grant of options to purchase shares of the Company's common stock to key employees and members of the Company's Management Board. The 1998 Plan authorized the grant of options to personnel for 96,075 shares of the Company's common stock in the form of 45,450 registered warrants, each equal to one share of common stock, and 50,625 shares deliverable upon exercise of non-warrant option rights. The Company reserved 55,350 common shares plus 68,650 shares of treasury stock for stock options. All option rights granted under this 1998 Plan have a ten-year term.

Each warrant entitles the holder to receive one share. Upon exercise of a warrant, the exercise price, which equals the fair value of the shares on the date of grant, is due and payable. Warrant holders can exercise up to the full amount of warrants six months after the date of grant. Warrant holders also have the right to sell them. The warrants or shares obtained upon exercise vest annually on a graded basis over three years.

The non-warrant option rights are granted by the Company to the employee by way of an option agreement. For all grants commencing after June 1998, a two-year holding period is required after the date of grant, after which the holder of non-warrant option rights can exercise up to the amount of vested option rights.

For the years 2006 and 2005, 2,445 and 2,300 options from the 1998 Plan were exercised respectively.

1999 EMPLOYEE STOCK OPTION PROGRAM

Effective July 21, 1999, the Company amended the incentive stock option plan ("1999 Plan") authorizing the additional grant of options to employees for up to 300,250 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On October 31, 1999, a grant of 98,100 shares was made to Company employees, the Management Board and the Supervisory Board. The option rights are nontransferable and have a maximum life of five years. Additionally, a two-year holding period is required after the date of grant, after which the holder of the option rights can exercise up to the amount of vested option rights, on condition that the value of the underlying stock has appreciated 10% per annum, cumulatively, in the year of exercise. On October 14, 2004, the Management Board and the Supervisory Board decided to extend the exercise period of 54,900 options granted to employees and the Management Board until October 31, 2009.

In July 2001, additional grants to employees were made under the 1999 Plan with terms identical to the 1999 stock option grants. 15,250 options were granted on July 1, 2001, to employees of MorphoSys AG. As of July 1, 2006, the unexercised options expired.

On September 1, 2001, the Company re-issued 94,100 options to employees under the 1999 Plan, which had been canceled on July 5, 2001. The re-issued options have similar characteristics and vesting provisions to the original options granted and are identical to 1999 stock option grants. As of September 1, 2006, the unexercised options expired.

In the year 2002, additional grants to employees were made under the 1999 Plan with terms identical to the 1999 stock option grants. 5,500 options were granted on January 15, 2002, to employees of MorphoSys AG.

In the year 2003, additional grants to Management Board members were made under the 1999 Plan, with terms identical to the 1999 stock option grants. 36,000 options were granted on July 1, 2003, to Management Board members of MorphoSys AG.

For the years 2006 and 2005, 31,265 and 34,125 options from the 1999 Plan were exercised respectively.

2002 EMPLOYEE STOCK OPTION PROGRAM

Effective June 6, 2002, the Company amended the incentive stock option plan ("2002 Plan") authorizing the additional grant of options to employees for up to 74,556 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On July 9, 2002, a grant of 7,500 shares was made to Company employees. The terms are very similar to those of the "1999 Employee Stock Option Program." On May 16, 2003, May 11, 2004, and May 11, 2005, the Annual Shareholders' Meeting authorized the Company to grant additional 36,891, 58,816 and 74,017 shares respectively under the "2002 Employee Stock Option Program" with identical terms.

In the year 2003, grants to employees were made under the 2002 Plan, with terms identical to the 1999 and 2002 stock option grants. 2,500 options and 15,000 options were granted to employees of MorphoSys AG on January 15, 2003, and July 1, 2003, respectively.

On January 15, 2004, 35,000 options were granted to employees with terms identical to the 1999, 2002 and 2003 stock option grants.

In the year 2005, additional grants to Management Board members were made under the 2002 Plan, with terms identical to the 2002 stock option grants. 97,358 options were granted on July 1, 2005, to Management Board members and employees of MorphoSys.

In the year 2006, grants to employees and a member of the Management Board were made under the 2002 Plan, with terms identical to the 1999 and 2002 stock option grants. 40,000 options and 7,500 options were granted to employees and Management Board of MorphoSys AG on January 15, 2006, and July 1, 2006, respectively.

For the years 2006 and 2005, 13,500 and 1,875 options from the 2002 Plan were exercised.

A summary of the activity under the Company's employee incentive stock option plans for the years ended December 31, 2006 and 2005, is represented as follows:

	SHARES	WEIGHTED-AVERAGE PRICE (€)
OUTSTANDING ON JANUARY 1, 2005	**193,930**	**26.70**
Refunded	21,000	20.80
Granted	97,358	31.35
Exercised	(38,300)	21.41
Forfeited	(15,529)	29.38
Expired	(7,000)	217.60
OUTSTANDING ON DECEMBER 31, 2005	**251,459**	**23.34**
OUTSTANDING ON JANUARY 1, 2006	**251,459**	**23.34**
Granted	47,500	43.80
Exercised	(47,210)	24.03
Forfeited	(10,604)	31.35
Expired	(2,100)	44.27
OUTSTANDING ON DECEMBER 31, 2006	**239,045**	**26.73**

Stock options exercisable on December 31, 2006 and 2005, amounted to 88,670 and 112,855 shares respectively. The weighted-average exercise prices of exercisable stock options were € 17.83 and € 22.25 on December 31, 2006 and 2005, respectively.

As a result of a court decision, 21,000 forfeited stock options in 2004 were refunded to all those concerned in 2005.

The following table presents the weighted-average price and information about the contractual life for significant option groups outstanding on December 31, 2006:

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
€ 10.88 - € 54.37	238,045	3.01	€ 26.59	87,670	€ 17.36
€ 54.37 - € 59.51	1,000	0.04	€ 59.51	1,000	€ 59.51
	239,045			**88,670**	

The Company accounts for stock-based compensation in accordance with the provisions of IFRS 2 "Share-based Payment." Compensation expense recorded in 2006 and 2005 in connection with stock options was € 707,336 and € 374,138 respectively. In the compensation amount recognized in 2005, approximately € 247,900 was included for re-issued options. On September 1, 2001, the Company re-issued 94,100 options to employees. In accordance with IFRS 2 "Share-based Payment," the re-issued options were revalued at the date of re-issuance using the Black-Scholes option pricing model.

The fair value of the options issued in 2006 was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 2.89%; dividend yield of 0%; 55% to 60% expected volatility based on historic data; and an expected option life of 3.0 years. For option grants in 2005, the following assumptions were made: risk-free interest rate of 2.16%; dividend yield of 0%; 50% expected volatility; and the same option life as in 2005. The weighted-average fair value of options granted during 2006 and 2005 is estimated to be € 18.33 and € 11.23 respectively.

Option valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, the management does not consider that the existing models necessarily provide a reliable single measure of the fair value of its employee stock options.

17 | PERSONNEL EXPENSES

in 000's €	2006	2005
Wages and Salaries	17,251	9,596
Social Security Contributions	1,612	1,383
Stock-based Compensation Expense	1,243	1,132
Temporary Staff (External)	22	2
Other	(760)	(161)
TOTAL	**19,368**	**11,952**

The average number of employees during the year ended December 31, 2006, was 265 (2005: 170).

18 | INCOME TAXES

The Company and its German subsidiaries MorphoSys IP GmbH and Serotec GmbH are subject to corporate tax, solidarity surcharge and trade tax. Since 2001, a corporate tax rate of 25% plus 5.5% solidarity surcharge applies. Considering the multiplier rate ("Hebesatz") of 300% for municipal trade tax, the trade tax rate amounts to approximately 13.04% of the taxable income and is deductible in the calculation of the corporate tax. With regard to affiliated companies in foreign countries, income tax rates of 30% and 39% apply to the UK and the USA respectively.

The income tax for the current fiscal year comprises as follows:

in 000's €	12/31/2006	12/31/2005
Current Tax Expense (Thereof Income Tax Expense Accounted Directly in Equity According to IAS 32.35: [in 000's €] 284; 2005: 284)	(1,201)	(816)
Current Tax Expense for Previous Years	(24)	–
Deferred Tax Expense/Benefit Resulting from the Existence or the Reversal of Temporary Differences	1,000	(537)
Deferred Tax Benefit with Regard to the Recognition of DTA on Previously Unrecognized DTA with Regard to Future Reversal of Differences Between IFRS and Tax Balance Sheet	919	917
Total Income Tax	742	(436)
TOTAL AMOUNT OF DEFERRED TAXES RESULTING FROM ENTRIES DIRECTLY RECOGNIZED IN EQUITY	**(821)**	**(321)**

Deferred taxes are recognized only to the extent that it is more likely than not that the related tax benefits will be realized. As of December 31, 2006, the Company recognized deferred tax assets in the amount of € 1.2 million due to business expectations in 2007.

The recognition of deferred tax assets on previously unrecognized deferred tax assets amounted to € 0.9 million (2005: € 0.9 million). The current assessment with regard to the usability of deferred tax assets can change dependent on the income situation of future years and may result in higher or lower valuation allowances.

The following table reconciles the statutory income tax expense to the actual income tax expense presented in the financial statements. To calculate the statutory income tax expense in fiscal year 2006, the combined income tax rate of 36% (2005: 36%) was applied to income before taxes. The tax rate applied in the reconciliation statement includes corporate tax and solidarity surcharge, and amounts to 26.38% plus the effective trade tax rate based on the multiplier rate ("Hebesatz") of 300% for municipal trade tax, which amounts to 9.60% taking into account that the trade tax is deductible in the calculation of the corporate tax.

RECONCILIATION STATEMENT

in 000's €	2006	2005
PROFIT BEFORE INCOME TAXES	**5,286**	**5,112**
Expected Tax Rate	36%	36%
EXPECTED INCOME TAX	**(1,903)**	**(1,840)**
TAX EFFECTS RESULTING FROM:		
Deferred Income Tax Arising from the Recognition of DTA* on Previously Unrecognized DTA with Regard to Future Reversal of Differences Between IFRS and Tax Balance Sheet	919	917
Non-recognition of DTA on Current Year Tax Losses	-	-
First-time Recognition of DTA on Tax Loss Carry-forwards	1,186	-
Deferred Income Tax Arising from the Recognition of DTA on Previously Unrecognized DTA on Tax Loss Carry-forwards	1,309	1,041
Stock-based Compensation	(448)	(408)
Non-tax-deductible Items	(235)	(95)
Other Effects	(86)	(51)
ACTUAL INCOME TAX	**742**	**(436)**

* Deferred Tax Asset

No deferred tax assets were reported for corporate tax loss carry-forwards in the amount of € 14.5 million and German trade tax loss carry-forwards in the amount of € 13.8 million. The loss carry-forwards may be carried forward indefinitely and in unlimited amounts. From 2004 onwards, German tax law restricts the offset of taxable income against existing tax loss carry-forwards to an amount of € 1.0 million plus 60% of taxable income above € 1.0 million. The benefit from a previously unrecognized tax loss reduced the current tax expense by € 1.3 million in 2006. Deferred

tax assets on assets and liabilities of the German entities were only reported to the extent of existing deferred tax liabilities on assets and liabilities of the German entities. No deferred tax asset with regard to future reversal of differences between IFRS and tax balance sheet in the amount of € 2.7 million (2005: € 3.6 million) exists.

Significant components of the deferred tax assets and liabilities are as follows:

in 000's €	DTA 2006	DTA 2005	DTL 2006	DTL 2005
Intangible Assets	3,858	4,821	3,020	1,750
Non-recognition of DTA on Intangible Assets	(2,673)	(3,592)	-	-
Property, Plant and Equipment	41	-	80	
Land	-	-	277	267
Buildings	-	-	132	71
Inventory	219	69	184	62
Advanced Payments	7	7	-	-
Receivables and Other Assets	-	-	56	36
Treasury Stock	-	4	-	-
Prepaid Expenses and Deferred Charges	3	4	-	-
Short-term Securities Investments	-	-	679	325
Other Accruals/Provisions	34	1	1	-
Trade Accounts Payable	-	-	15	47
Bonds, thereof Convertible	-	-	14	18
Other Liabilities	2	2	-	-
Tax Losses	1,261	-	-	-
	2,752	**1,316**	**4,458**	**2,576**

As of December 31, 2006, the Company accounted for tax-related contingent liabilities in the amount of € 0.1 million.

19 | EARNINGS PER SHARE

The calculation of basic profit per share is based on the net profit for the year of € 6,027,934 (2005: € 4,676,369) and the weighted-average number of shares of common stock outstanding for the respective years (2006: 6,379,046; 2005: 5,578,865).

The weighted-average number of shares of common stock was calculated as follows:

	2006	2005
SHARES ISSUED ON JANUARY 1	**6,025,863**	**5,438,852**
Effect of Treasury Shares Held	(29,162)	(29,162)
Effect of Shares Issued in January	162,990	2,260
Effect of Shares Issued in February	9,136	8,158
Effect of Shares Issued in March	203,299	143,043
Effect of Shares Issued in April	525	112
Effect of Shares Issued in May	172	13
Effect of Shares Issued in June	-	21
Effect of Shares Issued in July	1,342	897
Effect of Shares Issued in August	1,221	1,542
Effect of Shares Issued in September	518	10,417
Effect of Shares Issued in October	2,626	758
Effect of Shares Issued in November	174	1,858
Effect of Shares Issued in December	342	96
WEIGHTED-AVERAGE NUMBER OF SHARES OF COMMON STOCK	**6,379,046**	**5,578,865**

The diluted profit per share is calculated taking into account the Company's potential common shares from outstanding stock options and convertible bonds.

The table below illustrates the reconciliation from basic to diluted earnings per share (in thousands of euros, except per share data):

	2006	2005
Numerator:		
Net Profit for the Year	6,028	4,676
Denominator:		
Weighted-average Shares Used for Basic EPS	6,379,046	5,578,865
Dilutive Shares Arising from Stock Options	90,793	71,513
Dilutive Shares Arising from Convertible Bonds	-	-
TOTAL DENOMINATOR:	**6,469,839**	**5,650,378**
Earnings per Share (in €):		
Basic	0.94	0.84
Diluted	0.93	0.83

20 | FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

In addition to the risks highlighted in the Management Report, the Company has identified the following risks:

CURRENCY RISK

The Group accounts are administered in euros. While the expenses of MorphoSys are predominantly paid in euros, a significant part of the revenues depends on the current exchange rate of the US dollar and the euro. The Company examines the necessity of hedging foreign exchange transactions to minimize currency risk during the year and addresses this risk by employing derivative financial instruments.

INTEREST RATE RISK

The exposure of the Group to changes in interest rates relates mainly to investments in available-for-sale debt securities. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. With regard to the liabilities shown in the balance sheet, the Group is currently not subject to significant interest rate risks.

CREDIT AND LIQUIDITY RISK

Financial instruments that potentially subject the Company to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in euros and US dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counterparties to its financial instruments, and does not anticipate non-performance.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. However, the Company's revenues and accounts receivable are subject to credit risk as a result of customer concentration. One customer individually accounted for approximately 20 % of the Company's 2006 accounts receivable balance. In addition, three customers individually accounted for 25 %, 12 % and 5 % of the Company's total revenues in the year 2006. On December 31, 2005, one customer accounted for 44 % of the prior year's accounts receivable balance and three customers individually accounted for 31 %, 19 % and 14 % of the Company's revenues in 2005. Based on the management's assessment, allowances of € 189,103 and € 41,461 in relation to the reagent business unit were necessary as of December 31, 2006 and 2005.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted market prices (see note 4). The fair value of license payables is determined by the effective interest method. Convertible bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

21 | OPERATING LEASES

The Company leases facilities and equipment on long-term operating leases. Total rent expense amounted to € 1,672,888 and € 880,173 for the years ended December 31, 2006 and 2005, respectively. In January 2004, MorphoSys amended the existing lease agreement for its facilities.The new lease agreement will expire in September 2009. Future minimum payments under noncancelable operating leases, insurances and other services are as follows:

in 000's €	2006	2005
Up to One Year	2,921	1,880
Between One and Five Years	5,263	2,954
More Than Five Years	7,229	-
TOTAL	**15,413**	**4,834**

The Company's total expenses due to operating leases, insurances and other services in the years ended December 31, 2006 and 2005, totaled approximately € 2,896,961 and € 1,185,515 respectively.

22 | CONTINGENCIES

The management is not aware of any matters that could give rise to any material liability to the Company that would have a material adverse effect on the Company's financial condition or results of operations.

23 | RELATED PARTIES

The Group has related party transactions with its management and with members of the Supervisory Board. In addition to the cash remuneration, the Company has issued stock options and convertible bonds to the Management Board and to members of the Supervisory Board.

The table below shows the shares, stock options and convertible bonds, as well as the changes of ownership of the same, which were held by members of the Management Board and the Supervisory Board during the year 2006:

SHARES

	01/01/06	ADDITIONS	FORFEITURES	SALES	12/31/06
MANAGEMENT BOARD					
Dr. Simon E. Moroney	113,461	-	-	-	113,461
Dave Lemus	-	-	-	-	-
Dr. Marlies Sproll*	35	-	-	-	35
TOTAL	**113,496**	**-**	**-**	**-**	**113,496**
SUPERVISORY BOARD					
Dr. Gerald Möller	2,500	-	-	-	2,500
Prof. Dr. Jürgen Drews	-	-	-	-	-
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun	59,300	-	-	-	59,300
Dr. Geoffrey N. Vernon	-	-	-	-	-
TOTAL	**61,800**	**-**	**-**	**-**	**61,800**

STOCK OPTIONS

	01/01/06	ADDITIONS	FORFEITURES	SALES	12/31/06
MANAGEMENT BOARD					
Dr. Simon E. Moroney	83,000	-	-	-	83,000
Dave Lemus	48,000	-	-	-	48,000
Dr. Marlies Sproll	2,500	25,000	-	1,250	26,250
TOTAL	**133,500**	**25,000**	**-**	**1,250**	**157,250**
SUPERVISORY BOARD					
Dr. Gerald Möller	-	-	-	-	-
Prof. Dr. Jürgen Drews	2,430	-	-	-	2,430
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-
TOTAL	**2,430**	**-**	**-**	**-**	**2,430**

* Bought by Dr. Sproll prior to election to the Management Board

CONVERTIBLE BONDS

	01/01/2006	ADDITIONS	FORFEITURES	SALES	12/31/2006
MANAGEMENT BOARD					
Dr. Simon E. Moroney	7,474	5,699	-	7,474	5,699
Dave Lemus	6,228	4,749	-	6,228	4,749
Dr. Marlies Sproll	2,491	3,800	-	2,491	3,800
TOTAL	**16,193**	**14,248**	-	**16,193**	**14,248**
SUPERVISORY BOARD					
Dr. Gerald Möller	-	-	-	-	-
Prof. Dr. Jürgen Drews	-	-	-	-	-
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-
TOTAL	-	-	-	-	-

Compensation for both the Management Board and the Supervisory Board consisted of fixed and variable components. Total compensation for the Supervisory Board excluding reimbursements of travel expenses amounted to € 259,000 in 2006 (2005: € 190,500). The tables below show the detailed compensation for the Management Board and the Supervisory Board:

MANAGEMENT BOARD

	FIXED COMPENSATION		VARIABLE COMPENSATION		OTHER COMPENSATORY BENEFITS		TOTAL COMPENSATION	
	2006	2005	2006	2005	2006	2005	2006	2005
Dr. Simon E. Moroney	290,000	257,453	139,024	136,231	77,313	66,789	506,337	460,473
Dave Lemus	204,750	184,174	104,973	102,495	99,456	106,779	409,179	393,448
Dr. Marlies Sproll*	181,500	27,500	13,052	-	46,347	6,543	240,899	34,043
TOTAL	**676,250**	**469,127**	**257,049**	**238,726**	**223,116**	**180,111**	**1,156,415**	**887,964**

* Joined Management Board on November 1, 2005

SUPERVISORY BOARD

	FIXED COMPENSATION		VARIABLE COMPENSATION		TOTAL COMPENSATION	
	2006	2005	2006	2005	2006	2005
Dr. Gerald Möller	40,000	25,000	24,500	26,000	64,500	51,000
Prof. Dr. Jürgen Drews	30,000	18,500	11,000	14,000	41,000	32,500
Dr. Daniel Camus	25,000	13,500	20,000	16,000	45,000	29,500
Dr. Metin Colpan	25,000	13,500	7,500	12,500	32,500	26,000
Prof. Dr. Andreas Plückthun	23,500	12,000	7,500	7,500	31,000	19,500
Dr. Geoffrey N. Vernon	26,500	15,000	18,500	17,000	45,000	32,000
TOTAL	170,000	97,500	89,000	93,000	259,000	190,500

At the Annual Shareholders' Meeting on May 17, 2006, phantom stocks were granted to all members of the Supervisory Board. The Chairman of the Supervisory Board has received 2,500 stock appreciation rights, the Deputy Chairman 2,000 stock appreciation rights and the members of the Supervisory Board 1,500 stock appreciation rights each.

In 2006, MorphoSys entered into consulting agreements with the member of the Supervisory Board Prof. Dr. Andreas Plückthun and another scientist of Prof. Dr. Plückthun's research team at the University of Zurich, Switzerland, ending December 2008. According to the agreements, the consultants shall provide consulting services in the antibody and scaffold fields. Under this agreement, Dr. Andreas Plückthun may receive payments of up to € 14,000 per year, depending on the extent to which the Company draws on his consultancy. Additionally, MorphoSys pays a yearly fee of SFr. 135,000 for its sponsored research agreement to the University of Zurich, represented by Prof. Dr. Andreas Plückthun. Both agreements were approved by the Supervisory Board plenum. No other consultancy agreements with members of the Supervisory Board are currently in place.

24 | CORPORATE GOVERNANCE

The Company issued its statement according to section 161 of the German Stock Corporation Act (Aktiengesetz). This declaration was published and made accessible to stockholders accordingly on December 12, 2006.

25 | RESEARCH AND DEVELOPMENT AGREEMENTS

The Company has a significant number of research and development agreements relating to its discovery and development strategy. The following is a brief description of these agreements, which have had, or may have, a significant financial impact (in alphabetical order).

BAYER CORPORATION, USA

In December 1999, the Company announced a collaboration with Bayer AG ("Bayer") encompassing a research collaboration and license agreement for the application of the Company's proprietary technologies in a number of Bayer's research and development programs. The collaboration was extended by another four years in July 2001. The agreement specified four areas in which the two companies applied

the Company's technologies. The Company's HuCAL (Human Combinatorial Antibody Library) technology was used to generate fully human therapeutic antibodies against up to ten targets provided by Bayer. In addition, Bayer had an option to develop antibodies generated using the HuCAL technology as *in vitro* diagnostics. Furthermore, HuCAL was used to identify antibodies for use in monitoring the progress of clinical trials with selected drugs. The fourth and last area of application was the use of MorphoSys technologies to identify and validate new targets emerging from Bayer's genomics program, which will be used by Bayer in screenings for new drug candidates.

Under the terms of the agreement, Bayer made an up-front payment to the Company upon signing the agreement, and paid additional annual license fees and support for research and development funding at the Company. Furthermore, Bayer paid exclusivity fees for using the HuCAL technology on up to ten potential targets as well as milestone fees on antibodies delivered by the Company that met pre-agreed success criteria. Any antibody-based products developed in the collaboration triggered development-related milestone and royalty payments by Bayer to the Company. Over the course of the agreement, Bayer has thus far taken two exclusive licenses on antibodies from MorphoSys and cross-licensed its HKB-11 cell line as a countermove to the installation of HuCAL GOLD at selected Bayer sites.

In December 2005, the collaboration was extended by another five years, with a termination option after the first collaboration year. Under the terms of the extended agreement, MorphoSys granted Bayer access to its proprietary HuCAL GOLD antibody library for use in Bayer's drug discovery programs at its research site in West Haven, Connecticut, USA. Additionally, the two parties undertook to commence up to 25 new therapeutic antibody programs should the collaboration run its full course.

After Bayer AG's acquisition of Schering AG, the collaborations with the two companies will be consolidated under the existing contract with Schering AG. The contract with Bayer AG was terminated as of December 7, 2006, accordingly.

BOEHRINGER INGELHEIM GMBH, GERMANY

In February 2003, MorphoSys and Boehringer Ingelheim GmbH ("Boehringer Ingelheim") entered into a therapeutic antibody collaboration and cross-license agreements. Under the terms of the agreements, MorphoSys received an exclusive, worldwide license to patents owned or controlled by Boehringer Ingelheim to develop, make and sell therapeutic and diagnostic antibodies targeting the ICAM-1 molecule. Boehringer Ingelheim has received exclusive commercial licenses to therapeutic antibodies against two undisclosed targets, which MorphoSys generated utilizing its HuCAL GOLD antibody technology.

In November 2003, Boehringer Ingelheim exercised its first option for the development of a therapeutic antibody. As a result, MorphoSys developed a therapeutic antibody for Boehringer Ingelheim against an undisclosed target molecule for the treatment of inflammatory diseases such as asthma and rheumatoid arthritis.

In August 2004, Boehringer Ingelheim exercised its second option for the development of a therapeutic antibody. Both parties initiated a new program for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. Boehringer Ingelheim will be responsible for the preclinical and clinical development and subsequent marketing of any resultant products, on which MorphoSys could earn milestones and royalties.

In March 2005, Boehringer Ingelheim and MorphoSys signed an expansion of their existing cooperation involving both research and therapeutic applications. Boehringer Ingelheim has acquired an option to receive several exclusive licenses on new therapeutic antibody programs. Additionally, Boehringer Ingelheim will obtain access to MorphoSys's HuCAL GOLD library for research purposes at a number of the firm's research facilities. The HuCAL GOLD library was installed at Boehringer Ingelheim's research site in Vienna, Austria. MorphoSys received a technology access fee, and will receive annual license fees and optional R&D funding over the five-year collaboration term. For therapeutic antibodies emerging from the collaboration, Boehringer Ingelheim will pay milestone fees and royalties to MorphoSys.

In November 2006, Boehringer Ingelheim exercised an option for optimizing a therapeutic HuCAL antibody and acquired an exclusive license for this project. The antibody identified by Boehringer Ingelheim at its research site in Vienna is directed against a cancer disease-related target molecule.

BRISTOL-MYERS SQUIBB, USA

In August 1998, the Company and the Bristol-Myers Squibb Company ("Bristol-Myers Squibb," formerly the "DuPont Pharmaceuticals Company") entered into a cooperation agreement under which Bristol-Myers Squibb acquired a non exclusive license to MorphoSys's HuCAL antibody library technology. Under the agreement, Bristol-Myers Squibb applied the HuCAL technology in its pharmaceutical discovery programs for target characterization and validation. In July 2000, the parties extended this research license and agreed to collaborate in developing a system for fully automated high-throughput antibody generation, called AutoCAL. The amended agreement provided for Bristol-Myers Squibb's continued use of the HuCAL libraries and for the installation of AutoCAL at Bristol-Myers Squibb's facilities in Wilmington, Delaware, USA. Milestones were achieved in 2000 and 2001 with the successful generation of research antibodies against target molecules provided by Bristol-Myers Squibb using AutoCAL.

In January 2005, MorphoSys announced a further expansion of the existing license agreement to grant Bristol-Myers Squibb access to the HuCAL GOLD library.

CENTOCOR, INC., USA

In December 2000, the Company signed a subscription and license agreement with Centocor, Inc. ("Centocor"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. Centocor has access to the HuCAL technology at various sites; in addition, the Company generates antibodies against Centocor targets. Under the agreement, the Company will receive committed technology license fees, exclusivity fees, research and development funding, and milestone payments. Centocor will be responsible for the development and marketing of any potential drugs. Should Centocor market any drugs as a result of the collaboration, the Company will receive royalty payments. The original contract had a duration of five years and was to end in December 2005. In December 2004, both parties extended their agreement until the end of 2007. The extension agreement provides for increased levels of research and development funding and an up-front payment by Centocor to MorphoSys.

ELI LILLY & COMPANY, USA

In September 2005, MorphoSys and Eli Lilly & Company ("Lilly") signed a cross-license agreement for the use of their recombinant protein technologies. The agreement was part of a settlement to resolve the patent litigation with Applied Molecular Evolution (AME). Under the agreement, MorphoSys received a license under the Kauffman patent estate to generate and screen certain recombinant peptide and protein libraries and to commercialize any resulting products. The agreement also provided Lilly access to the MorphoSys HuCAL GOLD technology for Lilly's internal research and development programs. For any therapeutic antibodies Lilly develops under the agreement, it will pay MorphoSys exclusive license fees, success fees, milestone payments and royalties on end products. The settlement agreement covers MorphoSys's and its partners' past, present and future use and commercialization of all versions of its HuCAL libraries as well as its TRIM technology. The agreement also gives Lilly access under agreed terms to Antibodies by Design, MorphoSys's business unit focusing on the development of custom monoclonal antibodies for non-therapeutic purposes.

F. HOFFMANN-LA ROCHE, SWITZERLAND

In September 2000, MorphoSys entered into a collaboration and license agreement with F. Hoffmann-La Roche ("Roche") for the development of human therapeutic antibodies against a Roche target. Under the terms of the agreement, the Company received a license payment, and will receive development-related milestone payments and royalties on marketed products. The Company applied its HuCAL technology to the generation and optimization of antibodies for the Roche target. Roche is responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products. In January 2006, MorphoSys announced that Roche had filed all necessary applications to commence a European phase 1 clinical trial with the HuCAL antibody to treat Alzheimer's disease. The applications filing to commence clinical trials triggered a clinical milestone payment from Roche to MorphoSys.

Expanding on the relationship in Alzheimer's disease, MorphoSys and Roche announced a new collaboration to develop new therapeutic antibodies in oncology in March 2006. Roche will elect two new target molecules against which MorphoSys will generate antibodies using its HuCAL GOLD technology.

GPC BIOTECH AG, GERMANY

In April 1999, the Company signed a collaboration and license agreement with GPC Biotech AG ("GPC"). The objective of the collaboration was to utilize the Company's technologies to generate human antibodies against GPC targets and to deliver such antibody products to GPC for confirmation of achievement of predefined success criteria. The Company received up-front research and development funding/ exclusivity payments as well as the potential for milestone and royalty payments from GPC. In January 2005, GPC started a phase 1 clinical trial with a fully human cancer antibody (1D09C3) generated by MorphoSys, evaluating the antibody in patients with relapsed or refractory B-cell lymphomas such as Hodgkin's and non-Hodgkin's lymphomas. The commencement of clinical trials triggered a clinical milestone payment from GPC Biotech to MorphoSys. The European Commission granted orphan drug designation for the antibody in the treatment of Hodgkin's lymphoma in mid-2005 and for the treatment of chronic lymphocytic leukemia (CLL) and multiple myeloma (MM) in early 2006.

IMMUNOGEN, USA

In September 2000, the Company signed a collaboration and license agreement with ImmunoGen, USA ("ImmunoGen"). The parties collaborate in the discovery and development of human monoclonal antibodies against certain specified targets. ImmunoGen will be responsible for developing one or more antibodies generated by MorphoSys into a marketable product. Under the agreement, the Company received a license payment as well as development-related milestone payments and royalties on marketed products.

The existing agreement between the two companies was expanded in June 2001. The new agreement provided for a research license from the Company to ImmunoGen for MorphoSys's HuCAL antibody library technology for the generation of research antibodies for use in ImmunoGen's functional genomics programs, in order to help validate new targets. The expanded agreement had a duration of four years.

In June 2005, the existing license agreement for ImmunoGen's internal target research programs was extended for another year. The research collaboration was successfully concluded at the end of May 2006.

MERCK & CO., INC., USA

In December 2005, MorphoSys signed a five-year license agreement with Merck & Co., Inc. ("Merck"). Under the terms of the agreement, MorphoSys grants Merck access to its proprietary technologies HuCAL GOLD and AutoCAL for use in Merck's drug discovery programs. Furthermore, the agreement enables Merck to develop HuCAL-derived therapeutic antibodies in a range of indications. MorphoSys received an up-front payment and will receive annual user fees and R&D funding. MorphoSys is also eligible to receive license and milestone payments on projects in clinical development as well as royalties on any end products emerging from the collaboration.

NOVARTIS AG, SWITZERLAND

In May 2004, MorphoSys AG and Novartis AG ("Novartis") announced a collaboration to discover and develop antibody-based biopharmaceuticals as therapeutic agents in order to address unmet medical needs across a variety of diseases. MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD) to Novartis's new strategic research directions, building a collaboration that will identify and develop novel therapeutic agents rapidly and efficiently. MorphoSys scientists will work directly with Novartis scientists across the global sites of the Novartis Institutes for BioMedical Research (NIBR), including the new world headquarters in Cambridge, Massachusetts, USA. The MorphoSys HuCAL GOLD technology has become an integral part of Novartis's drug discovery and development efforts. During the three-year term of the initial agreement, Novartis funded internal research at MorphoSys. The Company generated and optimized HuCAL GOLD antibodies against targets identified by Novartis. In addition, Novartis has access to the current MorphoSys HuCAL GOLD library at two of its sites. Additionally, under the terms of this collaboration, Novartis was MorphoSys's first partner to receive a nonexclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys. Novartis made an approximately € 9 million investment in MorphoSys by purchasing non-interest-bearing convertible bonds of MorphoSys. In addition, MorphoSys was to receive over US$ 30 million in committed R&D funding and technology license fees over the first three years. MorphoSys also stands to receive technology license payments, research and developmental milestones as well as royalties on marketed antibody products.

In June 2006, MorphoSys announced an expansion of its collaboration with Novartis. The collaboration will now go through May 2011.

Within the framework of the extended agreement, Novartis committed to an increase in the number of new therapeutic antibody projects annually – resulting in increased levels of Novartis's funding for research and development at MorphoSys. In addition, Novartis has the option to receive access to the MorphoSys HuCAL GOLD library at an additional research site and has access to a certain HuCAL affinity optimization technology at the HuCAL library installation sites at Novartis for optimization of non-therapeutic antibodies. Furthermore, the agreement also provides for increased annual license fees, with commercial license fees, research and developmental milestones, and royalties on marketed antibody products remaining unchanged.

NOVOPLANT GMBH, GERMANY

In June 2004, MorphoSys AG and Novoplant GmbH ("Novoplant") announced the signing of a collaboration for the development of therapeutic antibodies in animal health applications. Under the three-year agreement, Novoplant received a license for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. Novoplant paid a technology access fee to MorphoSys in addition to annual license fees. Additionally, MorphoSys receives milestone fees and royalties for the subsequent development and marketing of any resulting products. In the context of the cooperation, Novoplant uses MorphoSys's HuCAL GOLD technology to generate antibodies against viruses, parasites and pathogenic microorganisms. The addition of such MorphoSys antibodies to animal feed stock may offer protection against infectious diseases in the respective animal's gastrointestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

PFIZER, INC., USA

In December 2003, the Company announced a collaboration and license agreement with Pfizer, Inc. ("Pfizer"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. The Company applies its HuCAL GOLD technology to the generation and optimization of antibodies for multiple Pfizer targets. Under the agreement, the Company received a committed up-front fee and research support, and will, depending on collaboration progress, receive milestone payments and royalties. Pfizer is responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products.

In December 2006, MorphoSys announced an early expansion of its collaboration with Pfizer until the end of 2011. Under the extended agreement, Pfizer has the option to begin new therapeutic antibody projects with MorphoSys resulting in an increased level of programs to be performed within the collaboration. The extension triggered a one-off payment from Pfizer to MorphoSys.

SCHERING AG, GERMANY

In December 2001, the Company and Schering AG ("Schering") formed a strategic alliance for the development of antibody therapeutics and *in vivo* diagnostics. As part of the agreement, Schering and the Company combined their resources over the three-year collaboration term to exclusively pursue a minimum of five therapeutic and several *in vivo* diagnostic projects. Furthermore, the two partners jointly undertook research to identify additional potential therapeutic and diagnostic targets emerging from Schering's genomics program.

Additionally, in February 2002, Schering purchased 357,880 shares at an average price of € 66.79 per share as part of their strategic commitment to the partnership.

In December 2004, both parties extended the collaboration agreement by at least two more years until the end of 2006, with the option of a further extension period of one year beyond this time frame. The contract with the former Schering AG was extended for an additional year until the end of 2007. Over the lifetime of the agreement, the Company will receive license fees, milestone payments and royalties on any end products emerging from the collaboration.

SHIONOGI & CO., LTD., JAPAN

In September 2005, MorphoSys signed a three-year license agreement with Shionogi & Co., Ltd., ("Shionogi") on the use of MorphoSys's HuCAL technology. Under the terms of the agreement, MorphoSys grants Shionogi access to its HuCAL GOLD antibody library for use in Shionogi's pharmaceutical drug discovery programs. In return, MorphoSys has received an up-front payment and stands to receive annual user fees during the life span of the agreement.

XOMA TECHNOLOGY LTD., UK/XOMA IRELAND LTD., IRELAND

In February 2002, MorphoSys and XOMA Technology Ltd./ XOMA Ireland Ltd. ("XOMA") concluded mutual license agreements for their antibody technologies. Under the terms of these agreements, MorphoSys received a license for its own and its collaboration partners' past and future use of XOMA antibody expression technology for the development of antibody products in connection with the phage display-based HuCAL antibody library (the "XOMA license"). In return, XOMA received a five-year license from MorphoSys to use the MorphoSys HuCAL GOLD antibody library, which XOMA will use for its own target molecule identification and research programs. Moreover, an option is included for the development of therapeutic antibodies. MorphoSys acquired the XOMA license by issuing 363,466 shares arising from a capital increase in 2003.

ROLL-FORWARD OF FIXED ASSETS (APPENDIX 1)

in €	ACQUISITION AND PRODUCTION COST 01/01/2006	ADDITIONS	DISPOSALS*	F/X VARIANCE	12/31/2006
I. PROPERTY, PLANT AND EQUIPMENT					
Land and Buildings	2,247,115	1,486,857	696,805	(13,777)	3,023,390
Office and Laboratory Equipment	5,333,716	2,322,048	257,396	127	7,398,495
Furniture and Fixtures	1,881,731	613,367	264,784	(11,063)	2,219,251
	9,462,562	**4,422,272**	**1,218,985**	**(24,713)**	**12,641,136**
II. INTANGIBLE ASSETS					
Patents	3,794,561	49,994	-	-	3,844,555
License Rights	12,140,398	604,657	4,090	-	12,740,965
Software	1,391,635	276,945	-	-	1,668,580
Know-how and Customer List	2,312,685	4,194,669	-	(28,905)	6,478,449
Goodwill	4,137,349	22,782,613	-	82,629	27,002,591
	23,776,628	**27,908,878**	**4,090**	**53,724**	**51,735,140**

* Including reclasses to current assets held for sale of € 0.7 million

CHART OF THE CONSOLIDATED ENTITY AS OF DECEMBER 31, 2006 (APPENDIX 2)

NAME AND CORPORATE SEAT OF THE COMPANY	CURRENCY	EXCHANGE RATE ON DEC. 12/31 ONE UNIT OF EURO IN FOREIGN CURRENCY
COMPANY CONSOLIDATED (APART FROM PARENT COMPANY)		
MorphoSys USA, Inc., Charlotte, North Carolina, USA	US$	1.3134
MorphoSys IP GmbH, Munich, Germany	€	–
MorphoSys UK Ltd., Poole, UK	£	0.6709
MorphoSys US, Inc., Brentwood, New Hampshire, USA	US$	1.3134
Serotec Ltd., Oxford, UK (including its affiliates)	£	0.6709

* Before elimination of intercompany transactions

	ACCUMULATED DEPRECIATION						NET BOOK VALUES	
	01/01/2006	DEPRECIATION	WRITE-OFF*	DISPOSALS	F/X VARIANCE	12/31/2006	12/31/2006	12/31/2005
	10,310	66,433	56,640	32,697	(387)	100,299	2,923,091	2,236,805
	3,782,739	909,462	59,622	247,357	813	4,505,279	2,893,216	1,550,977
	972,650	228,447	204,203	264,784	930	1,141,446	1,077,805	909,081
	4,765,699	**1,204,342**	**320,465**	**544,838**	**1,356**	**5,747,024**	**6,894,112**	**4,696,863**
	1,433,556	460,845	-	-	-	1,894,401	1,950,154	2,361,005
	3,683,307	1,285,374	-	4,090	-	4,964,591	7,776,374	8,457,091
	1,260,129	131,846	32,792	-	-	1,424,767	243,813	131,506
	827,118	816,577	-	-	465	1,644,160	4,834,289	1,485,567
	-	-	-	-	-	-	27,002,591	4,137,349
	7,204,110	**2,694,642**	**32,792**	**4,090**	**465**	**9,927,919**	**41,807,221**	**16,572,518**

	SHARE OF CAPITAL %	EQUITY IN FOREIGN CURRENCY	TOTAL ASSETS IN FOREIGN CURRENCY*	TOTAL LIABILITIES IN FOREIGN CURRENCY*	TOTAL REVENUE IN FOREIGN CURRENCY*	PROFIT/(LOSS) IN FOREIGN CURRENCY*
	100	2,000	18,523	32,068	-	(19,026)
	100	25,000	17,028,440	18,566,486	4,364,180	-
	100	200	1,417,648	494,765	1,595,669	73,546
	100	100	538,722	422,367	1,033,957	(115,225)
	100	100	6,289,319	4,144,545	9,370,845	(279,623)

Auditor's Report

We have issued the following unqualified auditor's report:

"Auditor's report

We have audited the consolidated financial statements prepared by the MorphoSys AG, Martinsried, -comprising the balance sheets, the statements of operations, the statements of cash flows, the statements of changes in stockholders' equity and the notes to the consolidated financial statements- together with the group management report for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a Para. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Section 317 HGB [Handelsgesetzbuch; "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to Section 315a Para. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Munich, February 6, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Maurer
Wirtschaftsprüfer

Rahn
Wirtschaftsprüfer

Supervisory Board Report

In this report the Supervisory Board gives an account of its activities in the 2006 fiscal year and describes the themes of its ongoing dialogue with the Management Board of MorphoSys AG.

During 2006 the Supervisory Board performed the functions for which it is responsible according to statutory provisions and the Articles of Association. The Supervisory Board monitored the conduct of the Company's business and regularly advised the Management Board. We performed these functions on the basis of detailed written and oral reports received from the Management Board, which contained up-to-date and comprehensive information regarding all relevant topics. As Chairman of the Supervisory Board, I maintained personally a regular exchange of information and ideas with the Chief Executive Officer, Dr. Simon E. Moroney. In this way, the Supervisory Board was kept continuously informed about the Company's business strategy, corporate planning (including financial, investment and human resources planning), the earnings performance as well as the state of the business and the situation in the Company and the Group as a whole.

SUPERVISORY BOARD MEETINGS AND COMMITTEES

The Supervisory Board focused chiefly on the Company's strategic multi-year business plan, progress reports for the two operating business units, the annual budget for 2007, corporate governance topics, and mergers and acquisitions opportunities. To the extent that corporate law or the existing Management Board Rules of Procedure require approval for certain actions to be taken by the Management Board, such approvals were given by the Supervisory Board itself or its sub-committees after detailed examination and discussion.

Eight regular Supervisory Board meetings were held in fiscal year 2006. The development of revenues, earnings and employment in the Group and both segments, the financial situation and all major investment projects were the subject of regular deliberations at the meetings. The Management Board reported regularly on the progress of the proprietary antibody development and the ongoing technology development efforts. In several meetings we discussed future growth strategies as well as merger and acquisition possibilities. On the basis of detailed documents, provided by external legal and financial consultants and by the internal due diligence team, the Supervisory Board approved the acquisition of the Serotec Group in January 2006. Thereafter, the Management Board kept us informed on the integration status and the further development of the Research Antibodies segment. Further key topics of the meetings were the



Dr. Gerald Möller
Chairman of the Supervisory Board

Fiscal year 2006 was the most successful year in the history of MorphoSys.

It was marked by a series of important events and decisions, namely the start of clinical trials of a second HuCAL antibody, the execution of several multi-year therapeutic antibody partnerships, and the acquisition of the Serotec Group, which was completed within in the first weeks of 2006.

PIPE transaction in March 2006, the approval of the financial statements, the appointment of the auditor, the budget for 2007, and the business development issues such as approval for terms and conditions of new collaborations. All term sheet for transactions that were material to the Company were reviewed and approved by the Supervisory Board. At its meetings in October and December 2006, the Supervisory Board considered in detail the operational, financial and balance sheet planning for the years 2008 through 2011.

For all Supervisory Board meetings, all members of the Supervisory Board received extensive written reports well in advance of each meeting, which were prepared by the Management Board with the input of the respective departments. These reports were sufficiently comprehensive to analyze the relevant topics of the agenda of the Supervisory Board meetings and to pass the required resolutions.

Between meetings, the Supervisory Board was informed in detail by means of written reports about all projects and plans of particular importance to the Company. Where necessary, resolutions were passed by written vote.

P.41

Presently, three different committees exist: the Audit Committee, the Remuneration & Nomination Committee, and the Science & Technology Committee. The composition of these committees* can be found in the Corporate Governance chapter of this Annual Report. The Audit Committee met eight times, dealing mainly with accounting issues, the quarterly financial statements and the annual financial statements. The auditor attended three meetings of the Audit Committee and informed its members of the audit results. The Remuneration & Nomination Committee met one time and concerned itself with topics relating to the remuneration system and the level of compensation for the Management Board. The Science & Technology Committee did not meet during the year, but established itself at the end of 2006. Reports on the meetings of the Committees were presented at the plenary sessions of the Supervisory Board.

With regard to the declarations pursuant to § 315 para. 4 of the German Commercial Code (HGB) we refer to page 77 seq. of the Group Management Report. No additional explanations by the Supervisory Board are necessary or required in this context.

P.77

REELECTION OF SUPERVISORY BOARD MEMBERS

At the Ordinary Annual Shareholders' Meeting on May 17, 2006, Prof. Dr. Jürgen Drews and Prof. Dr. Andreas Plückthun were re-elected as members of the Supervisory Board. Both have many years of experience in the pharmaceutical and biotechnology industry as well as in the field of antibody technology. We are very pleased to have the continued support of both members and the benefit of their experience.

CORPORATE GOVERNANCE

The Supervisory Board dealt with the ongoing development of corporate governance at MorphoSys, taking into account the amendments made to the German Corporate Governance Code in June 2006. In December 2006, the Management and Supervisory Boards issued a new Declaration of Conformity*, which is also included in the Corporate Governance chapter of this annual report and is also permanently available to shareholders on MorphoSys's website. As stated in the Declaration of Conformity approved by the Supervisory Board, MorphoSys complies with all but two of the Code's recommendations.

*P.39

For more detailed information regarding corporate governance issues, please refer to the corporate governance and remuneration report of this annual report.

AUDIT OF THE ANNUAL FINANCIAL STATEMENTS

The financial statements and the management report of MorphoSys AG in accordance with HGB (German GAAP) and the consolidated financial statements and the Group management report of the MorphoSys Group (MorphoSys AG including its affiliates) on the basis of IFRS in accordance with Art. 315a HGB for the period January 1, 2006, to December 31, 2006, prepared by the Management Board, were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich. The audit contract had been awarded by the Audit Committee of the Supervisory Board in accordance with the resolution of the Annual Shareholders' Meeting on May 17, 2006. The auditor issued an unqualified audit opinion.

The auditors have audited the MorphoSys Group's consolidated financial statements and the annual financial statements of MorphoSys AG as well as the management reports for the Group and MorphoSys AG according to HGB. Additionally, the Company's system for internal control/risk management was also subjected to audit. The consolidated financial statements were audited

according to German and international standards (IFRS). The auditor confirmed that the consolidated annual financial statements are an accurate and fair reflection of the financial situation, the result of business activity, and the Group's cash flow, in accordance with the accounting principles as defined by IFRS.

The focus of this year's audit of the financial statements and the management report of MorphoSys AG was the structure, implementation and effectiveness of internal controls in the procurement process as well as the structure, implementation and effectiveness of internal controls relating to Counsel Licensing & Intellectual Property and the completeness of accounts payable trade and accruals for outstanding invoices as well as the accurate recognition of the operating revenues. The focus for the 2006 audit of the consolidated financial statements and the Group management report of the MorphoSys Group was the process of preparing the consolidated financial statements, the accuracy of the annual financial statements included in the consolidated financial statements, the capital consolidation, particularly the purchase price allocation for the acquired companies and the determination of deferred taxes.

The audit reports and the financial statement documentations were sent to all Supervisory Board members in good time.The audit report and the financial statements of the consolidated financial statements and the Group management report of the MorphoSys Group were discussed intensively during the Audit Committee Meeting on February 20, 2007, and at the meeting of the Supervisory Board Meeting on February 22, 2007. The audit report and the financial statements and the management report of the MorphoSys AG were the subject of intense discussion at the Audit Committee Meeting on March 9, 2007, and at the meeting of the Supervisory Board Meeting on March 9, 2007. At the respective meetings, the auditor took part in the discussion of the financial statements. He reported on the main results of its audits and was available to the Supervisory Board to answer questions and provide supplementary information. After our final review, the Supervisory Board approved the financial statements without objection or amendment and thus adopted them.

On behalf of my colleagues on the Supervisory Board, I would like to thank the Management Board and the employees of all Group subsidiaries for their dedication and hard work in 2006.

Martinsried/Planegg, March 9, 2007

Dr. Gerald Möller
Chairman of the Supervisory Board

Supervisory Board of MorphoSys AG



Dr. Gerald Möller
(Chairman)
Heidelberg, Germany

Managing Director,
HBM BioCapital Management GmbH

Member of the Supervisory Board of:
4sigma*, Bermuda (Chairman)
BioAgency AG, Germany (Chairman)
Brahms AG, Germany (Chairman)
Febit Biotech GmbH, Germany (Chairman)
Ferraris Group PLC*, UK
FIND Foundation, Switzerland (Chairman)
Invendo Medical GmbH*, Germany (Chairman)
MTM AG, Germany (Chairman)
Pelikan Technologies, Inc.*, USA (Chairman)

Prof. Dr. Jürgen Drews
(Deputy Chairman)
Feldafing, Germany, and Naples, USA
Managing Partner, Bear Stearns Health Innoventure Fund LLC

Member of the Supervisory Board of:
GPC Biotech AG, Germany (Chairman)
Human Genome Sciences, Inc.*, USA
Bear Stearns Health Innoventure Fund LLC*, USA (Consultant)

* Membership in comparable domestic and foreign supervisory boards of commercial enterprises

   

Dr. Daniel Camus
Paris, France
Senior Executive Vice President and CFO, Electricité de France

Member of the Supervisory Board of:
Dalkia Holding*, France
EDF International*, France (Chairman)
EDF Energy Group*, UK (Chairman)
Edison spa*, Italy
EnBW, Germany
Transalpina di Energia SRL*, Italy
Valéo, France

Dr. Metin Colpan
Venlo, The Netherlands
Supervisory Director, Qiagen N.V.

Member of the Supervisory Board of:
GPC Biotech AG, Germany
GenPat 77, Germany
Qiagen NV, The Netherlands

Prof. Dr. Andreas Plückthun
Zurich, Switzerland
Professor of Biochemistry, University of Zurich

Member of the Supervisory Board of:
Molecular Partners AG*, Switzerland (Director)

Dr. Geoffrey N. Vernon
Tavistock, UK
Executive Chairman, Ziggus Holding Ltd.

Member of the Supervisory Board of:
Advanced Medical Solutions Ltd.*, UK
Apitope Technology Ltd., UK
Genable Ltd.*, Ireland
Medpharm Ltd., UK
Talia Technology Ltd.*, Israel
XL TechGroup GP LLC*, USA
XL TechGroup Inc.*, USA
Ziggus Holdings Ltd.*, UK

Glossary

A

ADR – American Depository Receipt; an ADR is issued by a U.S. depositary bank and represents one or more shares of a foreign stock or a fraction of a share

Affinity – Binding strength between binding partners, e. g. antibody/antigen

AMD – Age-related eye disease

Amyloid-beta – target molecule in Alzheimer's disease therapy; main constituent of amyloid plaques in the brains of Alzheimer's disease patients

Antibody – Proteins of the immune system that recognize antigens thereby triggering an immune response

Antibody library – A collection of genes that encode corresponding human antibodies

Antigen – Foreign substance stimulating antibody production; binding partner of antibody

Autoimmune disease – Disease caused by an immune response by the body against one of its own tissues, cells, or molecules

B

Biogenerics – Follow-on products of biotechnology drugs

C

Cash flow – Key performance indicator in the cash flow statement used to assess the financial and earning capacity

Cell line – Permanent culture of cells used in modern science

Clinic – Clinical stage of drug development; tests on human patients

COGS – Cost of goods sold; costs for antibody material produced by the AbD segment

Corporate Governance – System of relations between the shareholders, Board of Directors and management of a company

Cytokine – Intercellular mediator

D

Differentiation – Process by which cells acquire a "type"

Disulfid bond – Molecular connection via two sulphur atoms - main feature of MorphoSys CysDisplay technology

E

Expression – Conversion of genetic information in a corresponding protein

E.coli – Certain species of bacteria

Eukaryote – A cell with distinct nucleus, in comparison to prokaryote

F

FDA – Food and Drug Administration; U.S. Federal Agency for the Supervision of Food and Drugs

Freefloat – The proportion of a company's listed shares that is freely available for trading

G

Gene – Part of DNA encoding a defined structure (e.g. a protein) or a function

Genome – Total DNA of an organism (genes, genetic signalling structures as well as additional DNA sections)

Genomics – Analysis of composition and interaction of genetic information

Glycosylation – The modification of a protein by adding sugar molecules to particular amino acids in the protein

Gold standard – Best and most reliable method or technology currently available; industry standard

Goodwill – An intangible asset that reflects the value of a company's name and reputation, its customer relations, and other factors influencing its standing and competitiveness

GRS study – Annual German Biotechnology Industry Remuneration Study

H

HGB – German accounting standards

HuCAL – Human Combinatorial Antibody Library. Proprietary antibody library enabling rapid generation of specific human antibodies for all applications

Human – Of human origin

Hybridoma – Fused cancer and immune cell used for antibody production

I

ICAM-1 – Intercellular adhesion molecule-1

IFRS – International Financial Reporting Standards; Future EU-wide standards produced by the IASB

Immunization – Generation of antibodies by administering antigen

Impairment – Value test; used to regularly assess capitalized goodwill and certain other assets

IND – Investigational New Drug application to start clinical trials

in vitro – in a test tube

in vivo – in a living organism

IPO – Initial Public Offering; first time a company offers it shares to the public

L

Library – Here - collection of a multitude of different molecules (gene library, peptide library, protein, especially antibody library) for screening and/or selection

Life sciences – All branches of science that study all organisms, especially living ones

Lymphoma – Certain form of blood cancer

M

Market capitalization – Value of a company's outstanding shares, as measured by shares times current price

M&A – Mergers & Acquisitions

Milestone – Predefined events relating to the development of the substance into a drug

Monoclonal antibody – Homogeneous antibody originating from a single clone, produced by hybridoma cell

Multiple myeloma – Type of cancer that develops in a subset of white blood cells called plasma cells formed in the bone marrow

Multiple sclerosis – Disease of the central nervous system characterized by the destruction of nerve fibers

P

Peptide – Short chain of amino acids

Phage – Abbreviation for bacteriophage, a virus that infects bacteria

Phage display technology – Screening technology; presentation of peptides/proteins of surface of phages

Preclinic – Preclinical stage of drug development; tests in animal models as well as in laboratory essays

Protein – Polymer consisting of amino acids, e.g., antibodies, enzymes

Proteome – Protein complement expressed by a genome

Psoriasis – Chronic, immune system-related disease, causing inflammation and damage to involved tissues, primarily the skin

Purchase prize allocation (PPA) – Identification of assets acquired and liabilities assumed in connection with an acquisition

R

RapMAT – Maturation process; proprietary technology of MorphoSys

R&D – Research and Development

Reagent – A substance used in research and diagnostic applications

Recombinant – Formed by (re)combination of parts of one or different starting DNA molecules

Rheumatoid arthritis – Inflammatory disease of the joints

Ribosome – Cell organelle which translates genetic information into proteins

Royalties – Percentage share of ownership of the revenue generated by drug products

S

S,G&A – sales, general and administrative

Specificity – Property of e.g. antibodies to discriminate between different, but similar, antigens

T

Target – target molecule for therapeutic intervention, e.g. on surface of diseased cell

TecDAX – Index of the thirty largest technology companies listed at the Frankfurt Stock Exchange

Toxin – Poisonous substance

Transfection – Process of introducing foreign genes into a host organism

Translation – Process of producing proteins within cells

Index

M

N

O

P

Q

R

S

T

Imprint

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Phone: +49-89-89927-0
Fax: +49-89-89927-222
www.morphosys.com

Corporate Communications
Dave Lemus
Chief Financial Officer
Phone: +49-89-89927-439
Fax: +49-89-89927-5439
E-mail: investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Phone: +49-89-89927-122
Fax: +49-89-89927-5122
E-mail: gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone: +49-89-89927-454
Fax: +49-89-89927-5454
E-mail: brkulj@morphosys.com

Concept and Design
3st kommunikation GmbH, Mainz

Photos
Marcus Pietrek, Dusseldorf
Cliff Serna, Munich
Karsten Thormaehlen, Frankfurt/Main

Translation and editorial support
EVS GmbH, Offenbach
FinKom, Gesellschaft für
Finanzkommunikation, Usingen
Friedrich & Friends, Hamburg
Gretchen L.P. Schweitzer, Munich
Kate Bendall, Cambridge, UK

Printer
Societäts Druckerei GmbH, Mörfelden-Walldorf

Copy deadline
January 31, 2007 (subjects unrelated to financials)

Financial Calendar

February 28, 2007	Year-End 2006 Results Analyst Meeting and Press Conference Frankfurt, Germany
April 26, 2007	Three Months' Report Publication
May 16, 2007	Annual Shareholders' Meeting Munich, Germany
July 30, 2007	Six Months' Report Publication
October 25, 2007	Nine Months' Report Publication

JULY



MorphoSys Reports Six Months 2006 Results and Raises Financial Guidance

AUGUST

MorphoSys Obtains Human Cell Line for Production of Antibody Material in MOR103 Program

AbD Serotec Opens New US Office in Technology Cluster Research Triangle Region



SEPTEMBER



MorphoSys and US Army Enter into Biodefense Cooperation as AbD Serotec is Awarded Sole Supplier Contract to USAMRIID

OCTOBER

NOVEMBER



MorphoSys and the Burnham Institute Sign Broad Research Partnership

MorphoSys and Boehringer Ingelheim Expand Collaboration with new Cancer-Related Antibody Program

DECEMBER

MorphoSys Enlarges Therapeutic Antibody Collaboration with Pfizer – Expansion Doubles Potential Deal Volume for MorphoSys

MorphoSys Presents New RapMAT Antibody Technology



MorphoSys worldwide

MORPHOSYS AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Tel: +49 (0)89/899 27-0
Fax: +49 (0)89/899 27-222
info@morphosys.com
sales.muc@ab-direct.com

MORPHOSYS ABD GMBH
Immermannstr. 13
40210 Dusseldorf, Germany
Tel: +49 (0)211/93 503 10/11
Fax: +49 (0)211/93 503 12
sales.de@ab-direct.com

MORPHOSYS US INC.
3200 Atlantic Avenue, Suite 125
Raleigh, NC 27604, USA
Toll free: 1-800-265-7376
Fax: 1-919-878-3751
sales.us@ab-direct.com

MORPHOSYS UK LTD.
Endeavour House,
Langford Business Park
Langford Lane, Kidlington
Oxford, OX5 1GF, UK
Tel: +44 (0) 1865 852 700
Fax: +44 (0) 1865 852 739
sales.uk@ab-direct.com

Additional sales offices in Brentwood (NH, USA), Cergy Saint-Christophe (France) and Hamar (Norway).



- MorphoSys sites
- HuCAL installations
  AbD Serotec: Developed markets
- AbD Serotec: Core markets

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Phone +49-89-89927-0
Fax +49-89-89927-222
www.morphosys.com



Financial Report for the Quarterly Period Ended March 31, 2007

morphosys
Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Three Months' Financial Report 2007

Dear Shareholders,

After strong performance in the year 2006, MorphoSys was able to continue its successful operational development in the first quarter of 2007.

Most importantly, MorphoSys has achieved several key strategic milestones in the Asian market. In March 2007, MorphoSys signed an agreement with Astellas Pharma Inc., which represents the third partnership with a major pharmaceutical group in Japan. Astellas is Japan's second largest ethical pharmaceutical company and also belongs to the top tier of the largest pharmaceutical companies in the world. By signing this license agreement, MorphoSys has further increased its market share in Asia and has expanded its roster of partnerships with the 20 largest pharmaceutical companies worldwide.

Additionally, MorphoSys entered into an alliance with a leading Japanese research institute and its Japanese marketing partner, Gene Frontier, in order to further increase the uptake of HuCAL antibodies in the research community. Within the scope of this collaboration, Japanese scientists will obtain high-throughput access to HuCAL antibodies for research purposes. In return, MorphoSys secures rights to develop any antibodies with therapeutic or diagnostic potential, against targets investigated by these researchers.

In the AbD segment, MorphoSys continued to make progress with the integration of the Serotec Group. As part of this process MorphoSys opened its new U.K. headquarters for this segment in Kidlington, North Oxford. The inauguration ceremony of the building in January was presided over by the UK Minister of State for Science and Innovation, Mr. Malcolm Wicks.

On behalf of my colleagues from the Management Board, I would like to thank you for your continued interest and support.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q1 2007

Industry Overview

Despite turbulence in the financial markets during the first quarter of 2007, the outlook for the economic trend remained positive, characterized by a favorable economic climate. In addition, the US economy performed better than expected, bolstered by declining energy prices.

M&A activities continued to play a large role in the biotech industry, and in particular, in the antibody space in which MorphoSys operates. In specific, the Japanese pharmaceutical company Eisai announced the acquisition of Morphotek, a US-based antibody company, and Roche bought Therapeutic Human Polyclonals (THP), its second antibody-driven acquisition in the recent past.

Overall biotech stock performance was positive against the backdrop of general market turmoil in February 2007 and the subsequent rebound in the German DAX stock index. European biotech stocks continued their outperformance in comparison to their US counterparts.

The MorphoSys share was up by 1% at the end of the first quarter 2007, underperforming the TecDAX, which was up by 13%. In the same time period, the Prime Biotechnology Index increased by 8% while the NASDAQ Biotechnology Index remained essentially unchanged.

Financial Analysis

Revenues

Compared to the same period in the previous year, revenues slightly decreased by 5% to € 14.1 million in the first three months of 2007 (March 31, 2006: € 14.8 million). The decrease is due to higher levels of milestone/success payments received in 2006 in the Therapeutic Antibody segment. Revenues arising from the Therapeutic Antibodies segment accounted for 62% or € 8.8 million of total revenues while the AbD segment generated 38% (€ 5.3 million) of the total.

Geographically, 42%, or € 5.9 million, of MorphoSys's commercial revenues were generated with biotechnology and pharmaceutical companies or non-profit organizations located in North America and 58%, or € 8.2 million, with companies located in Europe and Asia. This compares to 35% and 65%, respectively, in the same period of the prior year.

Therapeutic Antibodies Segment

Revenues arising from the Therapeutic Antibodies segment comprised € 7.2 million in funded research and licensing fees (2006: € 6.0 million) as well as € 1.6 million success-based payments (2006: € 3.9 million), representing 18% of total therapeutic revenues. Approximately 68% of therapeutic antibodies revenues and 42% of total revenues arose from the Company's three largest alliances with Novartis, Centocor and Pfizer (March 31, 2006: Novartis, Centocor and Roche, 72% and 48%, respectively).

Antibodies Direct – AbD Segment

Compared to the same period in the previous year, AbD segment's revenues increased by 8%, or € 0.4 million, to € 5.3 million in the first quarter 2007. The largest part of revenues (approx. 91%), or € 4.8 million, were generated with catalog and industrial customers, while custom manufacture antibodies contributed 9% or € 0.5 million.

As of March 31, 2007, orders in the amount of € 0.9 million were classified as backorders in the segment.

Operating Expenses

For the first three months of 2007, total operating expenses increased by 25% to € 12.8 million (March 31, 2006: € 10.2 million). The rise in operating expenses of € 2.6 million was impacted by R&D expenses increasing by 29% or € 1.1 million, S, G&A expenses increasing by 24% or € 1.0 million and cost of goods sold increasing by 29% or € 0.6 million. Total PPA effects on operating profit amounted to € 0.4 million compared to € 0.1 million in the same period of the prior year.

Stock-based compensation expenses are embedded in COGS, S, G&A and R&D expense amounts. Stock-based compensation for the first three months of 2007 amounted to € 0.4 million (March 31, 2006: € 0.3 million), and is a non-cash charge.

Cost of Goods Sold

Cost of goods sold (COGS) is composed of the AbD segment's cost of goods sold during the first quarter. COGS rose significantly to € 2.7 million in Q1 2007, compared to € 2.1 million in the same period of the prior year. This rise in COGS mainly resulted from higher sales levels during the current year, and from increased costs arising from the purchase price allocation in connection with the acquisition of Serotec, which were not included in Q1 2006. High levels of sales with industrial or bulk customers in the first quarter of 2007 further adversely influenced gross margins.

Research and Development Expenses

Costs for research and development increased by € 1.1 million to € 4.9 million (March 31, 2006: € 3.8 million) mainly due to expenses for product and technology development. The two proprietary products currently being internally developed by MorphoSys are MOR 103 and MOR 202.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 5.2 million compared to € 4.2 million in the same period of the previous year. This change was mainly impacted by higher personnel costs due to increased accruals for variable compensation and recruitment expenses as well as by increased expenses for infrastructure.

Cost by Expenditure Type

For the first three months of 2007, personnel costs amounted to € 4.6 million (March 31, 2006: € 3.9 million) or 36% of total operating expenses, thus representing the largest cost block within operating expenses in the first three months of 2007.

Material costs, representing the second-largest block by cost type, mainly consisted of consumables, materials and goods employed and accounted for € 2.3 million (March 31, 2006: € 1.6 million) or 18% of total expenses.

Expenses for external services mainly included external lab funding, consulting fees and marketing expenses and amounted to € 1.9 million (March 31, 2006: € 1.1 million) or 15% of total operating expenses.

Non-operating Items

Non-operating income amounted to € 0.2 million (March 31, 2006: income of € 0.2 million) and remained unchanged. Profit before taxes amounted to € 1.5 million (March 31, 2006: profit before taxes of € 4.9 million).

Taxes

Expenses for current and deferred taxes in the amount of € 1.0 million (March 31, 2006: zero) were recognized for the first three months of 2007. The deferred tax asset on tax loss carry-forwards established in 2006 was partially utilized in the first quarter of 2007, resulting in both current and deferred tax expenses for the quarter. These tax expenses were partly offset by the amortization of deferred tax liabilities recognized as a result of previous acquisitions, thus reducing total tax expenses by € 0.1 million for the first three months of 2007.

Operating Profit / Net Profit

Group operating profit amounted to € 1.3 million in the first three months of 2007 (March 31, 2006: € 4.7 million). Earnings before interest and taxes (EBIT) amounted to € 1.5 million, compared to an EBIT of € 4.9 million in the same period of the previous year.

A net profit after taxes of € 0.6 million was achieved for the first three months of 2007, compared to a net profit after taxes of € 4.9 million in the same period of 2006. The resulting basic net profit per share for the three months ended March 31, 2007, amounted to € 0.10 (three months ended March 31, 2006: net profit per share of € 0.79).

Liquidity / Cash Flows

Cash flow from operations amounted to € 5.2 million in the first three months of 2007 (March 31, 2006: € 10.0 million). Investing activities resulted in a cash outflow of € 0.2 million whereas the cash inflow from financing activities amounted to € 0.4 million.

As of March 31, 2007, the Company held € 72.0 million in cash, cash equivalents and available-for-sale financial assets, compared to a year-end 2006 balance of € 66.0 million.

Assets

Total assets rose by € 6.4 million to € 134.2 million as of March 31, 2007, compared to € 127.8 million as of December 31, 2006, mainly as a result of cash generated from operations and an increase in accounts receivable.

Liabilities

In the first three months of 2007, current liabilities increased from € 18.3 million as of December 31, 2006, to € 19.4 million. This change primarily arose from an increase in current deferred

revenue which was partly offset by a decrease in accounts payable. Deferred revenues rose due to payments deriving from contracts signed in the current and previous years.

During the first three months of 2007, an increase of total non-current liabilities by € 3.3 million to € 12.8 million was mainly impacted by non-current deferred revenues, resulting from contracts signed in current and previous years.

Equity

Total stockholders' equity amounted to € 102.0 million as of March 31, 2007, compared to € 100.1 million as of December 31, 2006.

As of March 31, 2007, the total number of shares issued amounted to 6,724,410, of which 6,697,678 were outstanding, compared to 6,715,322 and 6,686,160 as of December 31, 2006, respectively.

The increase of shares outstanding by 11,518 shares arose from the conversion of bonds issued to employees as well as from exercised options. In Q1 2007, 2,430 of the exercised options related to shares provided by treasury stock. Treasury shares were reduced, accordingly, amounting to 26,732 shares as of March 31, 2007.

Capital Expenditure

MorphoSys's investment in property, plant and equipment amounted to € 0.3 million for the three-month period ended March 31, 2007, and increased by € 0.1 million compared to the same period of the prior year. Depreciation of property, plant and equipment for the first three months of 2007 accounted for € 0.4 million, compared to € 0.3 million in the first quarter of 2006.

During the first three months of 2007, the Company invested € 0.3 million in intangible assets (March 31, 2006: € 0.1 million). Amortization of intangibles amounted to € 0.7 million and increased by € 0.2 million in comparison to the first three months of 2006, mainly due to the amortization of intangible assets acquired in the Serotec deal.

Human Resources

Number and Qualification of Employees

On March 31, 2007 the MorphoSys Group employed 297 people (December 31, 2006: 279). On average, the MorphoSys Group employed 291 people for the first three months of 2007 (Q1 2006: 251).

Of the 297 employees, 109 people were employed by the Serotec Group on March 31, 2007, and on average, 109 were employed.

Of the 297 employees, 169 worked in research and development and 128 in sales, general and administration. On March 31, 2007, 64 of MorphoSys's employees had a Ph.D. degree (December 31, 2006: 59).

Of the 297 employees, 169 worked for the Therapeutic Antibodies segment and 128 for the AbD segment.

On March 31, 2007, MorphoSys had one apprenticeship position (December 31, 2006: 1).

Changes in Supervisory Board

On March 26, 2007, MorphoSys announced that its current board member Prof. Dr. Andreas Plückthun intends to resign from the Supervisory Board with effect of May 16, 2007. Prof. Plückthun is leaving the board at his own request, in order to devote additional time to his increasing number of academic research programs at the University of Zurich, as well as to be able to pursue other entrepreneurial opportunities.

Legal Structure / Organization

As previously communicated, MorphoSys has streamlined its corporate structure in order to increase administrative efficiency.

To this end, in January 2007 Serotec Ltd. (Oxford, UK) and Serotec, Inc. (Raleigh, NC, USA), were renamed MorphoSys UK Ltd. and MorphoSys US, Inc., respectively, and Serotec GmbH (Dusseldorf, Germany) was renamed MorphoSys AbD GmbH. Furthermore, MorphoSys UK Ltd. (former Biogenesis Ltd.) was renamed Poole Real Estate Ltd.

The former Biogenesis Inc. was merged into the former Serotec Inc., and subsequently renamed MorphoSys US Inc. (as per above).

Quality Management

At the new premises of MorphoSys UK Ltd. at Endeavour House in Kidlington, North Oxford, an external audit of the ISO9001/2000 quality system has been completed and continued certification has been recommended. Subsequently, a new ISO9001/2000 certificate for MorphoSys UK Ltd. with the Endeavour House address was issued.

Business Development

The following new partnerships were established in the first quarter of 2007:

Therapeutic Antibodies Segment

MorphoSys Signed Third Japanese Pharmaceutical Alliance with Astellas

In March 2007, MorphoSys and Astellas Pharma Inc. (Tokyo, Japan) have entered into a license agreement for the use of MorphoSys's HuCAL technology. Under the terms of the agreement, MorphoSys grants Astellas access to the HuCAL GOLD antibody library for use in

its internal pharmaceutical drug discovery programs. In return, MorphoSys stands to receive an up-front payment and annual user fees. The agreement has a potential duration of up to five years.

AbD Segment

Technology Agreement with Thermo Fisher Scientific

AbD Serotec and Thermo Fisher Scientific Inc., signed an agreement in February 2007 covering the use of Thermo Scientific's DyLight Dyes in combination with AbD Serotec's research antibodies in order to prepare a series of fluorescent reagents. The resulting products will be available through the AbD Serotec sales catalog.

Antibody License Agreement with Medical Research Council

In March 2007, AbD Serotec has significantly expanded its license agreement with MRC Technology (MRCT), the technology transfer arm of Great Britain's Medical Research Council (MRC). The agreement, which provides AbD Serotec with access to a broad range of hybridoma cell lines as a source of research antibodies, is extended for a further five years, and includes additional products which will be implemented in AbD Serotec's offering.

Research & Development / Alliance Management

The following represents the progress made in existing collaborations throughout the first three months of 2007:

Expansion of Japanese Alliance with GeneFrontier Corporation

In January 2007, MorphoSys expanded its existing marketing alliance with its Tokyo-based partner GeneFrontier Corporation. The expanded collaboration now also covers the generation of HuCAL-derived fully human antibodies for proteome research and target validation together with a renowned Japanese research organization as well as commercialization of resulting antibody products. Under the terms of the agreement, GeneFrontier will utilize MorphoSys's HuCAL GOLD antibody library to generate novel HuCAL antibodies against targets provided by its collaboration partner. For this purpose, the HuCAL antibody technology was installed at GeneFrontier's research laboratories within a research facility in Tokyo. GeneFrontier will provide MorphoSys with financial compensation for access to the HuCAL technology. GeneFrontier and MorphoSys agreed to share commercialization rights for all antibodies discovered in this project against targets identified and validated by GeneFrontier with its partner.

Risk and Opportunity Report

The risks and opportunities have not changed materially compared to the situation described in the Annual Report 2006.

Outlook

The Company's most recent guidance was given in February 2007 and no changes have been announced on the occasion of the Q1 2007 press release.

The Company estimates full-year 2007 Group revenues between € 60 million and € 65 million, and an operating profit of € 7 million to € 10 million.

Consolidated Statements of Operations (IFRS) – unaudited

For the Period ended March 31,	Note	2007 €	2006 €
Revenues		**14,119,759**	**14,841,856**
Operating Expenses			
Cost of Goods Sold	2	2,721,020	2,098,924
Research and Development		4,862,543	3,831,392
Sales, General and Administrative		5,188,746	4,236,942
Total Operating Expenses		**12,772,309**	**10,167,258**
Profit from Operations		**1,347,450**	**4,674,598**
Interest Income		18,311	17,102
Interest Expense		2,966	32,726
Other Income, Net		183,465	240,187
Profit before Taxes		**1,546,260**	**4,899,161**
Income Tax Expense		906,186	-
Net Profit		**640,074**	**4,899,161**
Basic Net Profit per Share		0.10	0.79
Diluted Net Profit per Share		0.09	0.78
Shares Used in Computing Basic Net Profit per Share		6,694,281	6,202,620
Shares Used in Computing Diluted Net Profit per Share		6,804,872	6,315,988

See accompanying notes to the Consolidated Financial Statements.

Consolidated Balance Sheets (IFRS)

	Note	March 31, 2007 €	December 31, 2006 €
ASSETS			
Current Assets			
Cash and Cash Equivalents		9,432,158	3,765,320
Available-for-sale Financial Assets		62,535,501	62,260,552
Accounts Receivable		5,092,660	3,699,386
Other Receivables		163,063	110,734
Inventories, Net		3,397,750	3,511,405
Prepaid Expenses and Other Current Assets		2,458,806	2,096,991
Assets Classified as Held for Sale		654,940	664,108
Total Current Assets		**83,734,878**	**76,108,496**
Non-Current Assets			
Property, Plant and Equipment, Net		6,738,226	6,894,112
Patents, Net		1,844,509	1,950,154
Licenses, Net		7,491,067	7,776,374
Software, Net		409,389	243,813
Know-how and Customer Lists, Net		4,574,361	4,834,289
Goodwill		26,997,835	27,002,591
Deferred Tax Asset		723,605	1,455,723
Other Assets		1,682,875	1,577,570
Total Non-Current Assets		**50,461,867**	**51,734,626**
Total Assets		**134,196,745**	**127,843,122**

See accompanying notes to the Consolidated Financial Statements.

	Note	March 31, 2007 €	December 31, 2006 €
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable		7,565,409	10,455,799
Current Portion of Licenses Payable		130,735	126,382
Provisions and Tax Liabilities		1,247,962	1,082,042
Current Portion of Deferred Revenue		10,479,021	6,648,107
Total Current Liabilities		**19,423,127**	**18,312,330**
Non-Current Liabilities			
Provisions, Net of Current Portion		62,763	62,763
Deferred Revenue, Net of Current Portion		9,434,567	6,216,007
Convertible Bonds Due to Related Parties		83,780	38,371
Deferred Tax Liability		3,224,611	3,162,332
Total Non-Current Liabilities		**12,805,721**	**9,479,473**
Stockholders' Equity			
Common Stock, € 3.00 Par Value;	3	20,163,419	20,135,263
Ordinary Shares Authorized (12,729,785 for 2007 and 2006, respectively)			
Ordinary Shares Issued (6,724,410 and 6,715,322 for 2007 and 2006, respectively)			
Ordinary Shares Outstanding (6,697,678 and 6,686,160 for 2007 and 2006, respectively)			
Treasury Stock (26,732 and 29,162 shares for 2007 and 2006, respectively), at Cost			
Additional Paid-in Capital	3	124,591,538	123,878,001
Accumulated Other Comprehensive Income		1,896,148	1,359,948
Accumulated Deficit		(44,683,208)	(45,321,893)
Total Stockholders' Equity		**101,967,897**	**100,051,319**
Total Liabilities and Stockholders' Equity		**134,196,745**	**127,843,122**

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity (IFRS) – unaudited

	Common Stock		
	Shares	**€**	
Balance as of January 1, 2006	**6,025,863**	**18,077,589**	
Compensation Related to the Grant of Stock Options and Convertible Bonds	-	-	
Exercise of Options and Convertible Bonds Issued to Related Parties	33,640	100,920	
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 20,785	208,560	625,680	
Other Comprehensive Income:			
Change in Unrealized Gain on Available-for-sale Securities, Net of Deferred Tax	-	-	
Foreign Currency Loss from Consolidation	-	-	
Net Profit for the Period	-	-	
Comprehensive Income	-	-	
Balance as of March 31, 2006	**6,268,063**	**18,804,189**	
Balance as of Januar 1, 2007	**6,715,322**	**20,145,966**	
Result Incurred Through Restructuring of Affiliates	-	-	
Compensation Related to the Grant of Stock Options and Convertible Bonds	-	-	
Exercise of Options and Convertible Bonds Issued to Related Parties, Net of Issuance Cost of € 9,350	9,088	27,264	
Exercise of Options from Treasury Stock Issued to Related Parties	-	-	
Other Comprehensive Income:			
Change in Unrealized Gain on Available-for-sale Securities, Net of Deferred Tax	-	-	
Effects from Equity-related Recognition of Deferred Taxes	-	-	
Foreign Currency Gain from Consolidation	-	-	
Net Profit for the Period	-	-	
Comprehensive Income	-	-	
Balance as of March 31, 2007	**6,724,410**	**20,173,230**	

	Treasury Stock		Additional Paid-in Capital	Revaluation Reserve	Translation Reserve	Accumulated Deficit	Total Stockholders' Equity
	Shares	€	€	€	€	€	€
	29,162	**(10,703)**	**96,412,849**	**584,679**	**293,184**	**(51,349,827)**	**64,007,771**
-	-	-	330,893	-	-	-	330,893
-	-	-	830,870	-	-	-	931,790
	-	-	8,008,775	-	-	-	8,634,455
-	-	-	-	(159,970)	-	-	(159,970)
-	-	-	-	-	(213,224)	-	(213,224)
	-	-	-	-	-	4,899,161	4,899,161
-	-	-	-	-	-	-	**4,525,967**
	29,162	**(10,703)**	**105,583,387**	**424,709**	**79,960**	**(46,450,666)**	**78,430,876**
	29,162	**(10,703)**	**123,878,001**	**1,066,790**	**293,158**	**(45,321,893)**	**100,051,319**
-	-	-	-	-	-	(1,389)	(1,389)
-	-	-	373,111	-	-	-	373,111
-	-	-	340,426	-	-	-	367,690
	(2,430)	892	-	-	-	-	892
-	-	-	-	501,616	-	-	501,616
	-	-	-	(139,808)	-	-	(139,808)
-	-	-	-	-	174,392	-	174,392
-	-	-	-	-	-	640,074	640,074
	-	-	-	-	-	-	**1,176,274**
	26,732	**(9,811)**	**124,591,538**	**1,428,598**	**467,550**	**(44,683,208)**	**101,967,897**

Consolidated Statements of Cash Flows (IFRS) – unaudited

For the Period ended March 31,	Note	2007 €	2006 €
Operating Activities			
Net Profit		640,074	4,899,161
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:			
Non-cash charges from PPA		138,969	43,530
Depreciation and Amortization of Tangible and Intangible Assets		1,069,651	778,848
Income Tax Benefit		(118,987)	(36,167)
Net Gain on Sales of Financial Assets		(13,570)	(477,044)
Unrealized Net (Gain) / Loss on Derivative Financial Instruments		(43,231)	81,232
Loss on Sale of Property, Plant and Equipment		6,756	5,725
Recognition of Deferred Revenue		(4,641,707)	(3,614,215)
Stock-Based Compensation		362,221	322,972
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(1,414,368)	(2,662,142)
Prepaid Expenses and Other Assets		205,041	(546,862)
Accounts Payable and Provisions		(1,262,389)	2,576,402
Licenses Payable		4,353	42,828
Other Liabilities		(1,417,487)	(1,060,659)
Deferred Revenue		11,691,181	9,609,468
Cash Generated from Operations		**5,206,507**	**9,963,077**
Interest Paid		1,469	-
Net Cash Provided by Operating Activities		**5,207,976**	**9,963,077**

See accompanying notes to the Consolidated Financial Statements.

For the Period ended March 31,	Note	2007 €	2006 €
Investing Activities:			
Purchases of Financial Assets		-	(9,110,908)
Proceeds from Sales of Financial Assets		301,601	17,996,891
Purchases of Property, Plant and Equipment		(293,290)	(246,350)
Proceeds from Disposals of Property, Plant and Equipment		22,558	-
Additions to Intangibles		(264,727)	(54,557)
Acquisition of Serotec, Net of Cash Acquired		-	(20,772,149)
Net Cash Used in Investing Activities		**(233,858)**	**(12,187,073)**
Financing Activities:			
Proceeds from the Issuance of Equity		-	-
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		377,932	931,790
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		45,409	29,070
Purchases of Derivative Financial Instruments		(91,500)	(93,650)
Proceeds from the Disposal of Derivatives		83,375	-
Net Cost of Share Issuance		(9,350)	-
Net Cash Provided by Financing Activities		**405,866**	**867,210**
Effect of Exchange Rate Differences on Cash		286,854	(10,628)
Decrease in Cash and Cash Equivalents		5,666,838	(1,367,414)
Cash and Cash Equivalents at the Beginning of the Period		**3,765,320**	**4,017,029**
Cash and Cash Equivalents at the End of the Period		**9,432,158**	**2,649,615**

See accompanying notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements - unaudited

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board (IASB), London in consideration of the interpretations of the Standing Interpretations Committee (SIC), the International Financial Reporting Interpretations Committee (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements for the period ended March 31, 2007, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys USA, Inc., MorphoSys UK Ltd., (former Serotec Ltd.), MorphoSys US, Inc., (former Serotec, Inc.), MorphoSys AbD GmbH (former Serotec GmbH), Oxford Biotechnology Ltd., and Poole Real Estate Ltd. (former Biogenesis UK Ltd.), together referred to as the "Group".

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2006 have been used throughout the first three months 2007, except for the following changes:

Basis of Consolidation

All business combinations are accounted for using the purchase method according to IFRS 3 "Business Combinations", whereby identifiable assets and liabilities assumed are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment. In January 2007, the accounting for the purchase price allocation in connection with the Serotec acquisition – hitherto only provisional – had been completed according to IFRS 3.62.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies

MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowned pharmaceutical and biotech companies.

AbD – Antibodies Direct

The research antibodies business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL technology focusing on the custom generation of research antibodies for partners on an individual basis.

Geographical Segments

In presenting information on the basis of geographical segments, segment revenues are based on the geographical location of the customers.

For the Period Ended March 31,	Therapeutic Antibodies		AbD		Unallocated		Consolidated	
(in 000's €)	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	**8,769**	**9,961**	**5,351**	**4,881**	**-**	**-**	**14,120**	**14,842**
Cost of Goods Sold	-	-	2,721	2,099	-	-	2,721	2,099
Segment Result	**3,726**	**5,755**	**(465)**	**398**	**(1,913)**	**(1,478)**	**1,348**	**4,675**
Interest Income							18	17
Interest Expense							3	33
Other Income, Net							183	240
Profit before Taxes							1,454	4,899
Income Tax Expense							906	0
Net Profit							**640**	**4,899**

The following table shows the split of the Company's consolidated sales by geographical markets:

For the Period ended March 31, (in 000's €)	2007	2006
Europe and Asia	7,885	9,683
U.S.A. and Canada	5,884	5,120
Other	351	39
Total	**14,120**	**14,842**

3 Changes in Stockholders' Equity

Common Stock

On March 31, 2007, the common stock of the Company was € 20,173,230 (December 31, 2006: € 20,145,966). Through the conversion and exercise of 9,088 convertible bonds and options issued to management and employees, common stock increased by € 27.264 in the first three months of 2007.

Additional Paid-in Capital

On March 31, 2007, Additional Paid-in Capital amounted to € 124,591,538 (December 31, 2006: € 123,878,001). The total increase of € 713,537 is due to stock-based compensation provisions in the amount of € 373,111 and an increase of € 340,426 arose from exercise and conversion of convertible bonds and stock options issued to related parties.

4 Changes in Convertible Bonds

In the first quarter of 2007, convertible bonds were granted under the 2002 Plan with terms identical to the 2002 convertible bonds grants. On January 15, 2007, 13,873 convertible bonds were granted to Management Board members and 38,945 convertible bonds were granted to employees of MorphoSys AG.

5 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first three months of 2007:

Shares

	01/01/07	Additions	Forfeitures	Sales	31/03/07
Management Board					
Dr. Simon E. Moroney	113,461	-	-	-	113,461
Dave Lemus	-	-	-	-	-
Dr. Marlies Sproll *	35	-	-	-	35
Total	**113,496**	**-**	**-**	**-**	**113,496**
Supervisory Board					
Dr. Gerald Möller	2,500	-	-	-	2,500
Prof. Dr. Jürgen Drews **	-	2,430	-	-	2,430
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun	59,300	-	-	-	59,300
Dr. Geoffrey N. Vernon	-	-	-	-	-
Total	**61,800**	**2,430**	**-**	**-**	**64,230**

*) Bought by Dr. Sproll prior to election to the Management Board

**) Prof. Dr. Drews exercised his options and held the shares received

Stock Options

	01/01/07	Additions	Forfeitures	Exercises	31/03/07
Management Board					
Dr. Simon E. Moroney	83,000	-	-	-	83,000
Dave Lemus	48,000	-	-	-	48,000
Dr. Marlies Sproll	26,250	-	-	-	26,250
Total	**157,250**	**-**	**-**	**-**	**157,250**
Supervisory Board					
Dr. Gerald Möller	-	-	-	-	-
Prof. Dr. Jürgen Drews **	2,430	-	-	2,430	-
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-
Total	**2,430**	**-**	**-**	**2,430**	**-**

**) Prof. Dr. Drews exercised his options and held the shares received

Convertible Bonds

	01/01/07	Additions	Forfeitures	Exercises	31/03/07
Management Board					
Dr. Simon E. Moroney	5,699	5,549	-	-	11,248
Dave Lemus	4,749	4,624	-	-	9,373
Dr. Marlies Sproll	3,800	3,700	-	-	7,500
Total	**14,248**	**13,873**	-	-	**28,121**
Supervisory Board					
Dr. Gerald Möller	-	-	-	-	-
Prof. Dr. Jürgen Drews	-	-	-	-	-
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-
Total	-	-	-	-	-

6 Transactions with Related Parties

In July 2006, the Company entered into consulting agreements with the member of the Supervisory Board Prof. Dr. Andreas Plückthun and a further scientist of the University of Zurich, Switzerland. According to the agreements, the consultants shall provide consulting services in the antibody and scaffold field.

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
Manager Public Relations
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com

MorphoSys

Press Release

Martinsried/Munich, Germany, April 26, 2007

MorphoSys Reports First Quarter 2007 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for its first quarter ended March 31, 2007. The MorphoSys Group achieved revenues of EUR 14.1 million (Q1 2006: EUR 14.8 million), a profit from operations of EUR 1.3 million (Q1 2006: EUR 4.7 million), and a net profit of EUR 0.6 million (Q1 2006: 4.9 million). MorphoSys's cash position amounted to EUR 72.0 million at the end of the first quarter of 2007 (December 31, 2006: EUR 66.0 million).

Highlights of the First Quarter 2007:

- Formation of an antibody partnership with Astellas, MorphoSys's third alliance with a Japanese pharmaceutical company. Under the terms of the agreement, MorphoSys grants Astellas access to its HuCAL GOLD antibody library for use in its internal pharmaceutical drug discovery programs.
- Existing partnered therapeutic antibody pipeline currently comprises 43 programs in total, of which currently two are in phase 1 clinical development, 16 in pre-clinical development, and 25 in research.
- Significant expansion of AbD Serotec's license agreement with the U.K. Medical Research Council (MRC). The agreement, which provides AbD Serotec with access to a broad range of hybridoma cell lines as a source of research antibodies, is extended for a further five years, and includes additional products which will be implemented in AbD Serotec's offering.
- Formation of a research alliance involving MorphoSys's Tokyo-based partner GeneFrontier Corporation together with a renowned Japanese research organization. The expanded collaboration now also covers the generation of HuCAL-derived fully human antibodies for proteome research and target validation as well as commercialization of resulting antibody products.

"MorphoSys continues to increase its market presence in both operating segments, as evidenced by the addition of yet another top 20 pharmaceutical company and a leading research institute in Asia, to our partner roster" commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "Moreover, we expect to remain on track to hit this year's operational and financial targets."

Financial Review of the First Quarter 2007 (IFRS):

Revenues in the first three months of 2007 slightly decreased in comparison to the same period of the former year by 5% to EUR 14.1 million (Q1 2006: EUR 14.8 million). Reasons for the decrease were in large part attributable to unusually high levels of success-based payments received in the first quarter of 2006. Revenues arising from the Therapeutic Antibodies

segment amounted to EUR 8.8 million or 62% of total revenues, which included success-based payments in the amount of EUR 1.6 million. The AbD segment contributed EUR 5.3 million or 38% to total revenues.

Total operating expenses for the first three months of 2007 amounted to EUR 12.8 million, compared to EUR 10.2 million in the same period of 2006. Cost of goods sold amounted to EUR 2.7 million (Q1 2006: EUR 2.1 million), representing cost of sales for goods sold by the AbD segment. Research and development costs increased to EUR 4.9 million from EUR 3.8 million; sales, general & administrative expenses amounted to EUR 5.2 million compared to EUR 4.2 million in the previous year. Stock-based compensation, reported as components within COGS, R&D and S,G&A expenses, amounted to EUR 0.4 million (Q1 2006: EUR 0.3 million). Operating profit for the first three months of 2007 reached EUR 1.3 million (Q1 2006: EUR 4.7 million). Non-operating expenses, including taxes, amounted in the first three months of 2007 to EUR 0.7 million (Q1 2006: non-operating income of EUR 0.2 million). Earnings before interest and taxes (EBIT) amounted to EUR 1.5 million, compared to an EBIT of EUR 4.9 million in the same period of the previous year.

In the first quarter of 2007, MorphoSys achieved a net income of EUR 0.6 million, compared to a net income of EUR 4.9 million in the same period of the previous year. Diluted net income per share for the first three months of 2007 amounted to EUR 0.09 (Q1 2006: EUR 0.78).

On March 31, 2007, MorphoSys had cash, cash equivalents and available-for-sale financial assets of EUR 72.0 million, compared to EUR 66.0 million at the end of 2006.

The number of shares outstanding at March 31, 2007 was 6,697,678, compared 6,686,160 at December 31, 2006.

Financial Outlook

MorphoSys left its financial outlook for 2007 unchanged. The Company projects total revenues of EUR 60 to 65 million, and profit from operations of EUR 7 to 10 million for fiscal year 2007.

MorphoSys will hold a public conference call today at **10:00 am CEST** to present the financial results of the first quarter 2007.

Dial-in number for the Conference Call (listen-only): +49 (0)69 9897 2634 (listen-only)

U.K. residents: +44 (0)20 7138 0820 (listen-only)

Please dial in 10 minutes before the beginning of the conference.

A replay and the manuscript of the conference call will be available on http://www.morphosys.com/conferencecalls

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Astellas (Japan), Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (IFRS) - unaudited

in €, except share data	For the Period Ended March 31, 2007	2006
Revenues	**14,119,759**	**14,841,856**
Operating Expenses		
Cost of Goods Sold	2,721,020	2,098,924
Research & Development Expenses	4,862,543	3,831,392
General & Administrative Expenses	5,188,746	4,236,942
Total Operating Expenses	**12,772,309**	**10,167,258**
Profit from Operations	**1,347,450**	**4,674,598**
Interest Income	18,311	17,102
Interest Expense	2,966	32,726
Other Income, Net	183,465	240,187
Profit before Taxes	**1,546,260**	**4,899,161**
Income Tax Expense	906,186	-
NET PROFIT	**640,074**	**4,899,161**
Basic Net Profit per Share	0.10	0.79
Diluted Net Profit per Share	0.09	0.78
Shares Used in Computing Basic Net Profit per Share	6,694,281	6,202,620
Shares Used in Computing Basic Net Profit per Share	6,804,872	6,315,988

Condensed Consolidated Balance Sheet (IFRS)

in €	31.03.2007 unaudited	31.12.2006
Cash, Cash Equivalents and Available-for-Sale Financial Assets	71,967,659	66,025,872
Accounts Receivable	5,092,660	3,699,386
Inventories, Net	3,397,750	3,511,405
Prepaid Expenses and Other Current Assets and Other Receivables	2,621,869	2,207,725
Assets Classified as Held for Sale	654,940	664,108
Total Current Assets	**83,734,878**	**76,108,496**
Property, Plant and Equipment, Net	6,738,226	6,894,112
Patents, Net	1,844,509	1,950,154
License Fees, Net	7,491,067	7,776,374
Software, Net	409,389	243,813
Know How & Customer List, Net	4,574,361	4,834,289
Goodwill	26,997,835	27,002,591
Deferred Tax Asset	723,605	1,455,723
Other Assets	1,682,875	1,577,570
Total Non-Current Assets	**50,461,867**	**51,734,626**
Total Assets	**134,196,745**	**127,843,122**
Accounts Payable	7,565,409	10,455,799
Current Portion of Licenses Payable	130,735	126,382
Current Portion of Provisions	1,247,962	1,082,042
Current Portion of Deferred Revenue	10,479,021	6,648,107
Total Current Liabilities	**19,423,127**	**18,312,330**
Provisions, Net of Current Portion	62,763	62,763
Deferred Revenue, Net of Current Portion	9,434,567	6,216,007
Convertible Bonds Due to Related parties	83,780	38,371
Deferred Tax Liability	3,224,611	3,162,332
Total Non-Current Liabilities	**12,805,721**	**9,479,473**
Total Stockholders' Equity	**101,967,897**	**100,051,319**
Total Liabilities and Stockholders' Equity	**134,196,745**	**127,843,122**

Condensed Consolidated Statement of Cash Flows (IFRS) - unaudited

	For the Period Ended March 31,	
in €	2007	2006
Net Profit	640,074	4,899,161
Net Cash Provided by Operating Activities	**5,207,976**	**9,963,077**
Net Cash Used in Investing Activities	**(233,858)**	**(12,187,073)**
Net Cash Provided by Financing Activities	**405,866**	**867,210**
Effect of Exchange Rate Differences in Cash	286,854	(10,628)
Increase / (Decrease) in Cash and Cash Equivalents	5,666,838	(1,367,414)
Cash and Cash Equivalents at the Beginning of the Period	**3,765,320**	**4,017,029**
Cash and Cash Equivalents at the End of the Period	**9,432,158**	**2,649,615**

morphosys

Press Release
Martinsried/Munich, Germany, March 28, 2007

MorphoSys and Astellas Enter Antibody Partnership

Deal Seals MorphoSys's Third Japanese Pharmaceutical Alliance

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today announced that Astellas Pharma Inc. ("Astellas" Tokyo, Japan), Japan's second largest ethical pharmaceutical company, and MorphoSys AG have entered into a license agreement for the use of MorphoSys's HuCAL technology. Under the terms of the agreement, MorphoSys grants Astellas access to its HuCAL GOLD antibody library for use in its internal pharmaceutical drug discovery programs. In return, MorphoSys stands to receive an up-front payment and annual user fees during the life span of the agreement.

During the term of the agreement, Astellas will have access to the MorphoSys HuCAL GOLD library at its research site in Tsukuba, Japan. Additionally, Astellas has the option to start antibody projects during the life time of the agreement. Under the optional collaboration component of the alliance, MorphoSys will utilize its HuCAL GOLD antibody library to generate novel HuCAL antibodies against targets provided by Astellas. Subsequently, Astellas will be responsible for preclinical and clinical development of these compounds, as well as the ensuing marketing of resulting products. For projects initiated under the collaboration, MorphoSys stands to receive research funding, plus licensing and milestone payments, as well as royalties on end-product sales. The agreement may have a duration of up to five years.

"Today's deal adds another representative of Japan's leading pharmaceutical companies to MorphoSys's roster of partners and increases at the same time our market share among the 20 largest drug makers worldwide," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "This new therapeutic partnership with Astellas once again shows the potential for innovative technology such as our HuCAL GOLD antibody library in Japan – a market we set out to explore just some 24 months ago."

About Astellas:
Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market. For more information on Astellas Pharma Inc., please visit the company's website at http://www.astellas.com.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer-Schering

(USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, March 26, 2007

MorphoSys Announces Change in Supervisory Board

Supervisory Board Nominates Walter Blättler as Successor of Andreas Plückthun

MorphoSys AG (FSE: MOR; Prime Standard Segment) announced today that its current board member Professor Andreas Plückthun intends to resign from the Supervisory Board with effect of 16 May, 2007. Professor Plückthun is leaving the board at his own request, in order to devote additional time to his increasing number of academic research programs at the University of Zurich, as well as to be able to pursue other entrepreneurial opportunities. The Supervisory Board accepted Prof. Plückthun's decision with regret and thanked him for his long-lasting support and his contribution to the growth and success of the Company. As successor to Professor Plückthun, the Supervisory Board will propose the nomination of Dr. Walter Blättler, formerly Executive Vice President, Science and Technology of ImmunoGen, Inc., at the Company's next annual shareholder meeting in May. Professor Plückthun will remain connected to MorphoSys as an advisor on future technology development.

Dr. Walter A. Blättler studied chemistry at the Swiss Federal Institute of Technology, Zurich (ETH Zürich), and subsequently held a research position as a post-doctoral fellow at Harvard University, Cambridge, U.S.A. Prior to joining ImmunoGen at its newly established laboratories, Dr. Blättler held various positions at the Dana-Farber Cancer Institute, Harvard Medical School, in Boston. In 1987 he joined ImmunoGen Inc., as Vice President and subsequently Senior Vice President, R&D. In 1996 he was promoted to Executive Vice President, Science & Technology. During his time with the company, ImmunoGen introduced several antibody-based drugs into clinical development and established several successful research and/or development collaborations with major pharmaceutical companies.

"On behalf of the Supervisory Board of MorphoSys, I would like to thank Professor Plückthun for his long-lasting support and his very active contribution to the growth and success of the Company," commented Dr. Gerald Möller, Chairman of the Supervisory Board of MorphoSys AG. "At the same time, we are particularly glad to be able to nominate Dr. Walter Blättler, whose expertise in developing antibody-based drugs will be highly valuable for MorphoSys in its future development."

"I would like to add my personal thanks to my co-founder Prof. Plückthun for his invaluable support and commitment to MorphoSys during his term on our board. With his broad scientific expertise in the field of antibody technologies, he has made an enormous contribution to the successful development of the Company to the state we see today, where the technology is fully established and successfully commercialized", commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

Professor Plückthun co-founded the Company in 1992 and served on the Supervisory Board of MorphoSys since that time. During his term with MorphoSys Professor Plückthun played a prominent role in establishing and developing the proprietary antibody technologies MorphoSys possesses today.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release

Martinsried/Munich, Germany, and Oxford, UK, March 20, 2007

MorphoSys's AbD Serotec Expands Antibody License Agreement with Medical Research Council

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced that its business unit AbD Serotec has significantly expanded its license agreement with MRC Technology (MRCT), the technology transfer arm of Great Britain's Medical Research Council (MRC). The agreement, which provides AbD Serotec with access to a broad range of hybridoma cell lines as a source of research antibodies, is extended for a further five years, and includes additional products which will be implemented in AbD Serotec's offering. Financial details of the agreement were not disclosed.

The Medical Research Council is a national organization dedicated to improving human health in the UK and abroad The MRC has 40 Institutes, Units and Centres and supports research across the entire spectrum of medical sciences, in universities and hospitals through research grants, funded research training and MRC career awards. Hybridoma cells which have been engineered by researchers of the MRC network to produce a desired research antibody in large amounts are out-licensed by MRCT.

AbD Serotec is the research antibody division of MorphoSys, one of the world's leading antibody technology companies. AbD Serotec offers more than 10,000 antibodies and immunological reagents, custom monoclonal antibodies developed from the MorphoSys HuCAL library, and large and small scale antibody production and conjugation services.

"Our long-lasting relationship with the Medical Research Council as a source of research antibodies has led to a large number of innovative products for our costumers," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "Sales on all products from this license agreement are of significant value for AbD Serotec, and to be able to continue this long-term relationship with one of the most influential research organizations in Great Britain is thus of significant value for the entire MorphoSys Group."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the

acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

About Medical Research Council Technology (MRCT):
MRCT is the exclusive commercialisation catalyst for the UK Medical Research Council (MRC), working to translate cutting edge scientific discoveries into commercial products. MRCT bridges the gap between innovative basic science and making medicine. By providing both chemical tools and therapeutic antibody candidates, we give pharmaceutical and biotechnology companies new starting points for drug discovery and development, based on MRC advances in science.

About MRC:
The Medical Research Council (MRC) is a national organisation funded by the UK tax-payer. Its business is medical research aimed at improving human health; everyone stands to benefit from the outputs. The research it supports and the scientists it trains meet the needs of the health services, the pharmaceutical and other health-related industries and the academic world. MRC has funded work which has led to some of the most significant discoveries and achievements in medicine in the UK. About half of the MRC's expenditure of £510 million is invested in its 40 Institutes, Units and Centres. The remaining half goes in the form of grant support and training awards to individuals and teams in universities and medical schools.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Senior Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

END